                                                Filed pursuant to Rule 424(b)(5)
                                                File No. 333-51727

                                PANAVISION INC.
                           PROXY STATEMENT/PROSPECTUS
                          COMBINED ANNUAL AND SPECIAL
                            MEETING OF STOCKHOLDERS
                          TO BE HELD ON JUNE 4, 1998

                            ------------------------

     This Proxy Statement/Prospectus (the 'Proxy Statement') is being furnished to stockholders of Panavision Inc., a Delaware corporation (together with its subsidiaries, except where the context otherwise requires, 'Panavision' or the 'Company'), in connection with the solicitation of proxies by the Board of Directors of the Company (the 'Board of Directors' or the 'Board') for use at a combined Annual and Special Meeting of Stockholders, which will be held at The Chase Manhattan Bank, 270 Park Avenue, 11th Floor, New York, New York, on
June 4, 1998 at 10:00 a.m. (the 'Meeting').

     At the Meeting, the Panavision stockholders will be asked to consider and vote on a proposal to approve and adopt the Agreement of Recapitalization and Merger, dated as of December 18, 1997 (the 'Recapitalization Agreement'), by and among PX Holding Corporation, a Delaware corporation ('PX Holding'), PX Merger Corporation, a Delaware corporation ('Merger Sub') and wholly owned subsidiary of PX Holding, and Panavision. The Recapitalization Agreement provides, among other things, for the merger of Merger Sub with and into Panavision (the 'Merger') pursuant to which each share of Panavision's common stock, $.01 par value per share ('Panavision Common Stock'), issued and outstanding immediately prior to the effective time of the Merger (other than shares of Panavision Common Stock held by Warburg, Pincus Capital Company, L.P., a Delaware limited partnership ('Warburg')) will be converted, at the election of the holder, which election must be received by ChaseMellon Shareholder Services, L.L.C. at one of the addresses listed on the Form of Election by 5:00 p.m., Eastern time, on June 3, 1998, the day preceding the Meeting, into either (a) the right to receive $27.00 in cash or (b) the right to retain one share of Panavision Common Stock. Because at least 745,380 of the shares of Panavision Common Stock held by stockholders other than Warburg (each such stockholder, a 'Holder'), representing 12% of such Holders' shares, must be retained by the Holders either through election or proration, the right to receive $27.00 in cash for each share of Panavision Common Stock is subject to proration, as set forth in the Recapitalization Agreement and described in this Proxy Statement. No Holder's election to retain shares of Panavision Common Stock will be subject to proration. For a more detailed description of the proration procedures, see 'THE MERGER--Merger Consideration.'

     Pursuant to an Amended and Restated Voting and Stockholders Agreement, dated as of April 16, 1998 (the 'Stockholders Agreement' and together with the Recapitalization Agreement, and the transactions contemplated thereby, the 'Panavision Recapitalization'), by and among Warburg, Mafco Holdings Inc., a Delaware corporation ('Mafco'), and Panavision, Warburg has agreed to exchange 11,190,960, shares of Panavision Common Stock, representing 88% of the Panavision Common Stock that it owns, for Series A redeemable preferred stock in the Company (the 'Redeemable Preferred Stock'), that shall be redeemed immediately upon consummation of the Merger at a price equivalent to $26.50 per share of Panavision Common Stock. To the extent fewer than 88% of the Holders' shares of Panavision Common Stock are exchanged for cash, Warburg will increase the number of shares of Panavision Common Stock it exchanges for Redeemable Preferred Stock (or will sell such shares to PX Holding), up to the remainder of its shares of Panavision Common Stock. Copies of

                                                  (Cover continued on next page)

     SEE 'RISK FACTORS' BEGINNING ON PAGE 22 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF PANAVISION COMMON STOCK IN
CONNECTION WITH THEIR CONSIDERATION OF THE MERGER AND WHETHER TO ELECT CASH FOR THEIR SHARES OF PANAVISION COMMON STOCK OR TO RETAIN SUCH SHARES.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
          UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Proxy Statement is May 6, 1998.

(Continued from previous page)

the Recapitalization Agreement and the Stockholders Agreement are attached as Annex I and Annex II, respectively, hereto and are incorporated herein by reference.

     As a result of the Recapitalization Agreement and the Stockholders Agreement, PX Holding, a wholly owned subsidiary of Mafco, the sole stockholder of which is Ronald O. Perelman, will acquire control of the Company. Assuming Holders of at least 88% of the shares of Panavision Common Stock elect to receive cash for their shares, PX Holding will own approximately 72% of the issued and outstanding Panavision Common Stock, Warburg will own approximately 19% of the issued and outstanding Panavision Common Stock and the Holders will own approximately 9% of the issued and outstanding Panavision Common Stock. In the event that all Holders, other than the Company's directors, officers, key employees and a trust established by an officer of the Company, elect to retain their shares of Panavision Common Stock, PX Holding will own approximately 59.1% of the issued and outstanding Panavision Common Stock, the Holders will own approximately 40.9% of the issued and outstanding Panavision Common Stock and Warburg, after selling 1,741,283 shares of Panavision Common Stock to PX Holding and after exchanging the remainder of its shares of Panavision Common Stock for Redeemable Preferred Stock pursuant to the Stockholders Agreement, will not own any of the issued and outstanding Panavision Common Stock (the 'Significant Share Retention Alternative'). None of the Company's directors, officers and key employees and a trust established by an officer of the Company, who hold in the aggregate 2,199,100 shares of Panavision Common Stock (except that an officer of the Company has indicated that he may transfer 120,000 of such shares to a charitable organization), intend to elect to retain any of such shares.

     In connection with the Panavision Recapitalization, the Company expects to
(i) enter into a credit agreement with a maximum commitment amount of $340 million, (ii) receive approximately $144 million, already raised in a transaction exempt from registration under the Securities Act of 1933, as amended (the 'Securities Act'), pursuant to Rule 144A and Regulation S thereunder, and assume obligations under notes issued in connection therewith and (iii) receive an equity contribution from PX Holding of approximately $154 million (collectively, the 'Recapitalization Financings'). It is currently anticipated that the Recapitalization Financings will be used to (i) fund the payment of the cash consideration in the Merger, (ii) repay or repurchase certain indebtedness of the Company, (iii) make cash payments for unexercised stock options, (iv) pay the fees and expenses in connection with the Merger and the Recapitalization Financings and (v) fund working capital requirements. As a result of the Panavision Recapitalization, the Company on a pro forma basis will have a substantial stockholders' deficit of approximately $220 million and a ratio of debt to total capitalization of 1:6.

     In addition to the foregoing matter, at the Meeting, the Panavision stockholders will be asked to consider and vote on proposals to (i) elect eight members of the Company's Board of Directors to serve until the Company's next annual meeting and until such directors' successors are duly elected and shall have qualified, (ii) ratify the selection of Ernst & Young LLP as the Company's independent auditors for 1998 and (iii) transact such other business as may properly come before the Meeting or any adjournment thereof.

     This Proxy Statement also constitutes a prospectus of the Company with respect to the at least 12% of the issued and outstanding shares of Panavision Common Stock to be retained by stockholders in the Merger.

     Under the Delaware General Corporation Law (the 'DGCL'), a majority of the shares of Panavision Common Stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at the Meeting. The affirmative vote of the holders of a majority of the Panavision Common Stock outstanding on April 8, 1998 (the 'Record Date') will be required in order to approve and adopt the Recapitalization Agreement, the affirmative vote of the holders of a plurality of Panavision Common Stock present in person or represented by proxy at the Meeting will be required to elect each of the nominees for election to the Company's Board of Directors and the affirmative vote of the holders of a majority of Panavision Common Stock present in person or represented by proxy at the Meeting will be required to ratify the selection of Ernst & Young LLP as the Company's independent auditors and other matters as may properly be presented to holders of Panavision Common Stock at the Meeting. As of the date hereof, Warburg is the beneficial owner, and has the power to vote and dispose, of 12,717,000 shares of Panavision Common Stock, representing approximately 67.2% of the issued and outstanding Panavision Common Stock. PURSUANT TO THE STOCKHOLDERS AGREEMENT, WARBURG HAS AGREED, AMONG OTHER THINGS, TO VOTE ITS SHARES IN FAVOR OF THE ADOPTION OF THE RECAPITALIZATION AGREEMENT. ACCORDINGLY, APPROVAL OF THE RECAPITALIZATION AGREEMENT IS ASSURED REGARDLESS OF THE VOTE OF ANY OTHER STOCKHOLDER OF THE COMPANY.

(Continued from previous page)


     THE BOARD OF DIRECTORS, AFTER CAREFUL CONSIDERATION, UNANIMOUSLY APPROVED THE RECAPITALIZATION AGREEMENT, AND DETERMINED THAT THE RECAPITALIZATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, PANAVISION AND THE STOCKHOLDERS, AND RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE RECAPITALIZATION AGREEMENT. In reaching its determination, the Board of Directors considered, among other things, the opinion of Goldman, Sachs & Co. ('Goldman Sachs'), as to the fairness, from a financial point of view, of the consideration to be received by the Holders of Panavision Common Stock in the Merger. A copy of Goldman Sachs' opinion is included as Annex III to this Proxy Statement. YOU ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR FURTHER INFORMATION WITH RESPECT TO THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW UNDERTAKEN BY GOLDMAN SACHS.

     Panavision Common Stock is listed for trading on The New York Stock Exchange, Inc. ('NYSE') under the symbol 'PVI.' On December 17, 1997, the last trading day before public announcement of the execution of the Recapitalization Agreement, the reported high and low price of Panavision Common Stock on the NYSE Composite Transactions Tape was $28 1/4 per share and $27 1/8 per share, respectively. On May 1, 1998, the most recent practicable date prior to the printing of this Proxy Statement, the reported high and low price of Panavision Common Stock on the NYSE Composite Transactions Tape was $26 1/4 per share and $26 1/4 per share, respectively. If the Recapitalization Agreement is approved, there will be a substantial decrease in the number of outstanding shares of Panavision Common Stock, and the volume of shares of Panavision Common Stock traded following the Merger will likely be substantially smaller than the trading volume of Panavision Common Stock prior to the Merger. However, the Merger is not expected to cause the Panavision Common Stock to be delisted from the NYSE. See 'RISK FACTORS--Loss of Liquidity.'

     This Proxy Statement, the accompanying form of proxy (the 'Proxy') and the other enclosed documents are first being mailed to stockholders on or about May 6, 1998.

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
AVAILABLE INFORMATION......................................................................................      6
FORWARD LOOKING STATEMENTS.................................................................................      6
SUMMARY....................................................................................................      7
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA............................................................     19
SELECTED UNAUDITED PRO FORMA FINANCIAL DATA................................................................     20
PRICE OF PANAVISION COMMON STOCK...........................................................................     21
RISK FACTORS...............................................................................................     22
THE COMPANY................................................................................................     26
THE MEETING................................................................................................     26
  Matters to Be Considered.................................................................................     26
  Required Votes...........................................................................................     27
  Voting and Revocation of Proxies.........................................................................     28
  Record Date; Stock Entitled to Vote; Quorum..............................................................     28
  Dissenting Stockholder Rights............................................................................     29
  Solicitation of Proxies..................................................................................     29
  Procedure for Election of Consideration in the Merger....................................................     29
  Availability of Independent Accountants..................................................................     29
THE MERGER.................................................................................................     30
  Background of the Merger.................................................................................     30
  Recommendation of the Board of Directors; Reasons for the Merger.........................................     31
  Opinion of Goldman Sachs.................................................................................     34
  Certain Estimates of Future Operations and Other Information.............................................     37
  Merger Consideration.....................................................................................     38
  Election of Cash or Panavision Common Stock..............................................................     39
  Possible Effects on Proration............................................................................     39
  Election Procedure.......................................................................................     40
  Merger Sub Common Stock and PX Holding Stock Purchase....................................................     40
  Effective Time of the Merger.............................................................................     41
  Conversion/Retention of Shares; Procedures for Exchange of Certificates..................................     41
  Conduct of Business Pending the Merger...................................................................     42
  Conditions to the Consummation of the Merger.............................................................     42
  Certain Federal Income Tax Consequences..................................................................     42
  Accounting Treatment.....................................................................................     43
  Effect on Stock Options and Employee Benefit Matters.....................................................     43
  Interests of Certain Persons in the Merger...............................................................     44
  Resale of Panavision Common Stock Following the Merger...................................................     44
  Recapitalization Financings..............................................................................     44
  The Solvency Opinion.....................................................................................     47
UNAUDITED PRO FORMA FINANCIAL DATA.........................................................................     49
CERTAIN PROVISIONS OF THE RECAPITALIZATION AGREEMENT.......................................................     54
  The Merger...............................................................................................     54
  Certificate of Incorporation and By-Laws.................................................................     54
  Board of Directors and Officers of the Company Following the Merger......................................     54
  Representations and Warranties...........................................................................     55
  Conduct of Business Pending the Merger...................................................................     56

  Access to Information....................................................................................     56
  Stock Purchase...........................................................................................     56
  Efforts..................................................................................................     57
  Public Announcements.....................................................................................     57
  Indemnification; Directors' and Officers' Insurance......................................................     57
  No Solicitation..........................................................................................     57

  Redeemable Preferred Stock...............................................................................     58
  Affiliate Letters........................................................................................     58
  Reports..................................................................................................     58
  Stockholder Meeting......................................................................................     58
  Employee Benefit Arrangements............................................................................     59
  Conditions to the Consummation of the Merger.............................................................     59
  Termination; Amendments; Waiver..........................................................................     60
  Fees and Expenses........................................................................................     60
CERTAIN PROVISIONS OF THE STOCKHOLDERS AGREEMENT WITH WARBURG..............................................     61
  Representations and Warranties...........................................................................     61
  Options..................................................................................................     61
  Third Party Business Combination; Remedy.................................................................     61
  Agreement to Vote; Proxy.................................................................................     62
  No Solicitation..........................................................................................     62
  Restriction on Transfer..................................................................................     62
  Redeemable Preferred Stock...............................................................................     62
  Purchaser Stock Purchase.................................................................................     62
  Tag-Along Rights.........................................................................................     62
  Independent Directors....................................................................................     63
  Termination..............................................................................................     63
  Restrictions on Transfer.................................................................................     63
REGULATORY APPROVALS.......................................................................................     63
MERGER SUB, PX HOLDING AND MAFCO...........................................................................     63
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.............................................     64
NOMINEES FOR ELECTION AS DIRECTORS OF PANAVISION...........................................................     65
  Nominees for Election as Directors.......................................................................     66
  Board Committees and Meetings............................................................................     67
  Executive Officers.......................................................................................     67
  Executive Compensation...................................................................................     69
  Option Grant Table.......................................................................................     69
  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values........................     69
  Management Contracts and Change in Control Agreements....................................................     70
  Compensation Committee and Stock Option Committee Report on Executive Compensation.......................     70
  Compensation Committee Interlocks and Insider Participation..............................................     71
COMPARATIVE STOCK PERFORMANCE GRAPH........................................................................     71
CERTAIN RELATIONSHIPS AND TRANSACTIONS.....................................................................     72
COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934.......................................     73
RATIFICATION OF SELECTION OF THE COMPANY'S AUDITORS........................................................     73
LEGAL OPINIONS.............................................................................................     73
EXPERTS....................................................................................................     74

INCORPORATION OF DOCUMENTS BY REFERENCE....................................................................     74
STOCKHOLDER PROPOSALS......................................................................................     74
INDEX OF DEFINED TERMS.....................................................................................      i
ANNEX I--Agreement of Recapitalization and Merger, By and Among PX Holding Corporation, PX Merger
  Corporation and Panavision Inc., dated as of December 18, 1997
ANNEX II--Amended and Restated Voting and Stockholders Agreement, By and Among Warburg, Pincus Capital
  Company, L.P., Panavision Inc. and Mafco Holdings Inc., dated as of April 16, 1998
ANNEX III--Opinion of Goldman, Sachs & Co., dated as of December 18, 1997

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT IN CONNECTION WITH THE MERGER, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO PURCHASE, ANY OF THE SECURITIES OFFERED BY THIS PROXY STATEMENT, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION, IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR THE ISSUANCE OR SALE OF ANY SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE HEREOF OR INCORPORATED BY REFERENCE HEREIN SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

     Panavision is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Such reports, proxy statements and other information filed may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the web site (http://www.sec.gov) maintained by the Commission, or at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Panavision Common Stock is listed on the New York Stock Exchange, and reports and other information concerning Panavision can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This Proxy Statement does not contain all the information set forth in the Registration Statement on Form S-4 and exhibits relating thereto, including any amendments (the 'Registration Statement'), of which this Proxy Statement is a part, and which Panavision has filed with the Commission under the Securities Act of 1933, as amended (the 'Securities Act'). Reference is made to the Registration Statement and related exhibits for further information with respect to Panavision and the Panavision Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission or attached as an annex hereto.

                           FORWARD LOOKING STATEMENTS

     This Proxy Statement includes 'forward-looking statements' within the meaning of various provisions of the Securities Act and the Exchange Act, including, without limitation, statements under 'THE MERGER--Background of the Merger' and '--Certain Estimates of Future Operations and Other Information.' All statements, other than statements of historical facts, included in this

Proxy Statement that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Company's business and operations, plans, references to future success and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in this Proxy Statement and other factors, many of which are beyond the control of the Company. See 'RISK FACTORS.'

                                    SUMMARY

     The following summary is intended only to highlight certain information contained elsewhere in this Proxy Statement and the Annexes hereto. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere or incorporated by reference in this Proxy Statement. Panavision stockholders should read carefully this Proxy Statement in its entirety. Certain capitalized terms used in this summary are defined elsewhere in this Proxy Statement.

                                  THE MEETING

  Time And Place; Record Date

     The Meeting will be held at The Chase Manhattan Bank, 270 Park Avenue, 11th Floor, New York, New York on June 4, 1998 at 10:00 a.m. Stockholders of record at the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting. This Proxy Statement, the Proxy and the other enclosed documents are first being mailed to the stockholders on or about May 6, 1998. At the close of business on April 8, 1998, there were 18,928,500 shares of Panavision Common Stock outstanding and entitled to vote.

  Matters To Be Considered

     At the Meeting, the Panavision stockholders will consider and vote on (i) a proposal to approve and adopt the Recapitalization Agreement, including the Merger, pursuant to which (a) Merger Sub will merge with and into the Company,
(b) the Panavision stockholders will receive the consideration described below in this Summary under '--The Merger--Effect of the Merger' and (c) PX Holding, a wholly owned subsidiary of Mafco, the sole stockholder of which is Ronald O. Perelman, will purchase 5,784,199 newly issued shares of Panavision Common Stock from the Company (or 4,067,467 shares of newly issued Panavision Common Stock from the Company and 1,741,283 shares of Panavision Common Stock from Warburg under the Significant Share Retention Alternative), see 'THE MERGER--Merger

Consideration,' (ii) the election of eight directors to Panavision's Board of Directors, (iii) the ratification of the selection of Ernst & Young LLP as the Company's independent auditors for 1998, and (iv) such other business as may properly come before the Meeting and any adjournment or postponement thereof.

  Required Votes

     Under the DGCL, a majority of the shares of Panavision Common Stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at the Meeting. The affirmative vote of the holders of a majority of the Panavision Common Stock outstanding on the Record Date will be required in order to approve and adopt the Recapitalization Agreement, the affirmative vote of the holders of a plurality of Panavision Common Stock present in person or represented by proxy at the Meeting will be required to elect each of the nominees for election to the Company's Board of Directors; and the affirmative vote of the holders of a majority of Panavision Common Stock present in person or represented by proxy at the Meeting will be required to ratify the selection of Ernst & Young LLP as the Company's independent auditors and approve or adopt other matters as may properly be presented to holders of Panavision Common Stock at the Meeting. If such approval of these matters is received, the effective time of the Merger (the 'Effective Time') is expected to occur immediately following the Meeting.

     PURSUANT TO THE STOCKHOLDERS AGREEMENT, WARBURG HAS AGREED, AMONG OTHER THINGS, TO VOTE ITS SHARES IN FAVOR OF THE ADOPTION OF THE RECAPITALIZATION AGREEMENT. ACCORDINGLY, APPROVAL OF THE RECAPITALIZATION AGREEMENT IS ASSURED REGARDLESS OF THE VOTE OF ANY OTHER STOCKHOLDER OF THE COMPANY.

  Voting of Proxies

     All shares of Panavision Common Stock represented by a properly executed Proxy received in time for the Meeting will be voted in the manner specified in the Proxy. Proxies that do not contain any instruction to vote for or against or to abstain from voting on a particular matter will be voted in accordance with the recommendation of the Board of Directors. See 'THE MEETING--Voting and Revocation of Proxies.'

     It is not expected that any matter other than those referred to herein will be brought before the stockholders at the Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their best judgment with respect to such matters, unless authority to do so is withheld in the Proxy.

  Revocability of Proxies

     You may revoke your Proxy at any time prior to its exercise (i) by attending the Meeting and voting in person (although attendance at the Meeting will not in and of itself constitute revocation of a Proxy), (ii) by giving notice of revocation of your Proxy at the Meeting or (iii) by delivering (a) a written notice of revocation of your Proxy or (b) a duly executed Proxy relating to the matters to be considered at the Meeting, bearing a date later than the Proxy previously executed, to the Secretary of Panavision, Inc., 6219 De Soto Avenue, Woodland Hills, California 91367. Unless revoked in one of the manners set forth above, Proxies in the form enclosed will be voted at the Meeting in accordance with your instructions.

  Solicitation of Proxies

     The cost of soliciting Proxies will be borne by the Company. The Company may solicit Proxies and the Company's directors, officers and employees may also solicit Proxies by telephone, telegram or personal interview. Such directors, officers and employees will not be additionally compensated for any such solicitation but may be reimbursed for reasonable out-of-pocket expenses in connection therewith. Arrangements will be made to furnish copies of Proxy materials to fiduciaries, custodians and brokerage houses for forwarding to beneficial owners of Panavision Common Stock. Such persons will be paid reasonable out-of-pocket expenses.

     HOLDERS OF PANAVISION COMMON STOCK SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. STOCKHOLDERS MAKING AN ELECTION SHOULD RETURN THE ENCLOSED FORM OF ELECTION (TOGETHER, ONLY IN THE CASE OF NON-CASH ELECTION SHARES, WITH DULY ENDORSED PANAVISION STOCK CERTIFICATES) AS INSTRUCTED IN THE PROXY STATEMENT. SEE 'THE MERGER--ELECTION.' SHARES HELD BY STOCKHOLDERS WHO FAIL TO MAKE AN ELECTION WILL BE DEEMED CASH ELECTION SHARES. STOCKHOLDERS ELECTING TO RECEIVE CASH OR WHO DO NOT MAKE AN ELECTION SHOULD RETAIN THEIR STOCK CERTIFICATES UNTIL LETTERS OF TRANSMITTAL ARE RECEIVED AFTER THE EFFECTIVE TIME OF THE MERGER. SEE 'THE MERGER--CONVERSION/RETENTION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES.'

  Security Ownership of Management

     As of May 1, 1998, directors and executive officers of the Company were beneficial owners of an aggregate of 14,978,539 shares of Panavision Common Stock (approximately 79.1% of Panavision Common Stock). The directors and executive officers of the Company have indicated that they intend to vote their shares of Panavision Common Stock in favor of the Recapitalization Agreement, the nominees for election to the Board of Directors and the ratification of Ernst & Young LLP as the Company's independent auditors. See 'SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.'

                                   THE MERGER

  Effect of the Merger

     At the Effective Time, Merger Sub will be merged with and into Panavision, and Panavision will continue as the surviving corporation in the Merger.

     Pursuant to the Merger, each share of the Holders of Panavision Common Stock issued and outstanding immediately prior to the Effective Time will be converted, at the election of the Holder thereof and subject to the terms described herein, into either (a) the right to receive $27.00 in cash or (b) the right to retain one fully paid and nonassessable share of Panavision Common Stock. Because at least 745,380 shares of Panavision Common Stock, representing at least 12% of the Holders' shares of Panavision Common Stock, must be retained by the Holders, the right to receive $27.00 in cash, per share is subject to proration, as set forth in the Recapitalization Agreement and described herein. No Holder's election to retain shares of Panavision Common Stock will be subject to proration. For a more detailed description of the proration procedures, see 'THE MERGER--Merger Consideration.'

     Warburg has agreed, pursuant to the Stockholders Agreement, to exchange 11,190,960 shares of Panavision Common Stock, representing 88% of its shares of Panavision Common Stock for Redeemable Preferred Stock, that shall be redeemed immediately upon consummation of the Merger at a price equivalent to $26.50 per share of Panavision Common Stock. To the extent fewer than 88% of the Holders' shares of Panavision Common Stock are exchanged for cash, Warburg will increase the number of shares of Panavision Common Stock it exchanges for Redeemable Preferred Stock (or will sell such shares to PX Holding), up to the remainder of its shares of Panavision Common Stock. A copy of the Recapitalization Agreement is attached as Annex I to this Proxy Statement and is incorporated herein by reference. This Proxy Statement describes the material portions of the Recapitalization Agreement. The description of the Recapitalization Agreement set forth herein is subject to, and is qualified in its entirety by reference to, the text of the Recapitalization Agreement. A copy of the Stockholders Agreement is included as Annex II to this Proxy Statement and is incorporated herein by reference. This Proxy Statement describes the material portions of the Stockholders Agreement. The description of the Stockholders Agreement set forth herein is subject to, and is qualified in its entirety by reference to, the text of the Stockholders Agreement.

     Approval and adoption of the Recapitalization Agreement requires the affirmative vote of a majority of the outstanding shares of Panavision Common Stock held by stockholders of record on April 8, 1998. As of this date, Warburg is the beneficial owner, and has the power to vote and dispose, of approximately 67.2% of Panavision Common Stock. PURSUANT TO THE STOCKHOLDERS AGREEMENT, WARBURG HAS AGREED, AMONG OTHER THINGS, TO VOTE ITS SHARES IN FAVOR OF THE ADOPTION OF THE RECAPITALIZATION AGREEMENT. ACCORDINGLY, APPROVAL OF THE RECAPITALIZATION AGREEMENT IS ASSURED REGARDLESS OF THE VOTE OF ANY OTHER STOCKHOLDER OF THE COMPANY.

     The Panavision Recapitalization will be accounted for as a recapitalization as there will be a significant continuation of stockholder ownership. Accordingly, the transaction will have no impact on the historical basis of the Company's assets and liabilities.

  Recommendation of the Board of Directors

     The Board of Directors, after careful consideration, has unanimously approved the Recapitalization Agreement and has determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and recommends that holders of Panavision Common Stock vote FOR approval and adoption of the Recapitalization Agreement. In the course of reaching its decision to approve the Recapitalization Agreement and the Merger, the Board of Directors consulted with the Company's legal and financial advisors and considered a number of factors including, but not limited to: (i) the fact that Warburg holds approximately 67.2% of the outstanding shares of Common Stock and had indicated to the Board it believed that the Recapitalization Agreement and the consideration to be received in the Merger were fair to, and in the best interests of the Company and its stockholders and agreed to accept $0.50 per share less than the consideration to be received by the Holders who elect to receive Cash Election Shares or make no election; (ii) the terms and conditions of the Recapitalization Agreement, including, but not limited to, the amount and form of consideration; (iii) the opinion of Goldman Sachs that the Aggregate Consideration (as defined herein) to be received by the Holders pursuant to the Recapitalization Agreement was fair to the Holders, from a financial point of view; (iv) the ability of the

Board of Directors and Warburg to respond to unsolicited inquiries and proposals from third parties interested in the possible acquisition of the Company and to terminate the Recapitalization Agreement for a superior proposal without payment by the Company of a break-up fee; (v) the fact that the Holders of the Company will have the right to elect to receive cash, subject to proration, or to retain Panavision Common Stock; (vi) the fact that given the historical stock trading analysis and the premium associated with each of the high, low and weighted average traded market prices of Panavision Common Stock, the cash consideration was fair to the stockholders of the Company; (vii) the fact that stockholders may be required to retain shares of Panavision Common Stock as a result of proration; and (viii) the fact that executive officers and other employees of the Company have received or will receive certain benefits not available to the Company's other stockholders. The Board of Directors believed that those factors supporting its determination to approve the Recapitalization Agreement substantially outweighed any factors weighing against its decision to approve the Recapitalization Agreement. See 'THE MERGER--Background of the Merger' and '--Recommendation of the Board of Directors; Reasons for the Merger.'

  Opinion of Goldman, Sachs & Co.

     On December 17, 1997, Goldman Sachs delivered to the Board of Directors of the Company its oral opinion that, as of such date, the Aggregate Consideration (as defined below) to be received by the Holders pursuant to the Recapitalization Agreement was fair, from a financial point of view, to such Holders. Goldman Sachs subsequently confirmed its earlier opinion by delivery of its written opinion dated as of December 18, 1997. For purposes of its opinion, Goldman Sachs assumed that the Holders will receive $27.00 per share in cash for approximately 88% of their Panavision Common Stock and retain the balance of such Panavision Common Stock (the 'Aggregate Consideration').

     The full text of the written opinion of Goldman Sachs, which sets forth assumptions made, matters considered and limitations on the review undertaken by them in connection with such opinion, is attached hereto as Annex III and is incorporated herein by reference. The opinion of Goldman Sachs referred to herein does not constitute a recommendation as to how any Holder should vote with respect to the Recapitalization Agreement or what election any Holder should make in connection with the Merger. HOLDERS ARE URGED TO, AND SHOULD,

READ SUCH OPINION IN ITS ENTIRETY. SEE 'THE MERGER--Opinion of Goldman Sachs.'

  Election; Proration

     Record Holders of shares of Panavision Common Stock will be entitled to make an unconditional election (an 'Election') on or prior to the Election Date (as defined below) to retain fully paid and nonassessable shares of Panavision Common Stock ('Non-Cash Election Shares') or to receive an amount in cash equal to $27.00 per share ('Cash Election Shares'). Shares held by Holders who fail to make an Election will be deemed Cash Election Shares. If the number of Cash Election Shares is greater than the number of shares of Panavision Common Stock to be converted into the right to receive cash (the 'Cash Election Number'), then each Holder of a Cash Election Share shall receive $27.00 in cash or shall retain such share of Panavision Common Stock in the following manner: (i) a Proration Factor (as defined below) shall be determined by dividing the Cash Election Number by the total number of Cash Election Shares; (ii) the number of Cash Election Shares converted into cash shall be determined by multiplying the Proration Factor by the total number of Cash Election Shares covered by such election, rounded down to the nearest whole number; and (iii) all Cash Election Shares, other than those shares that shall receive cash under (ii) above, shall be deemed to be Non-Cash Election Shares (on a consistent basis among Cash Election Shares).

  Election Procedures

     Holders of Panavision Common Stock making an Election must properly complete and sign the election form (the 'Form of Election') accompanying this Proxy Statement, and such Form of Election (together, only in the case of Holders of Non-Cash Election Shares, with all certificates representing shares of Panavision Common Stock duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by appropriate guarantee of delivery, as set forth in such Form of Election)), must be received by ChaseMellon Shareholder Services, L.L.C. (the 'Exchange Agent') at one of the addresses listed on the Form of Election by 5:00 p.m., Eastern time, on June 3, 1998, the day preceding the Meeting (the 'Election Date') and must not be withdrawn. Shares held by Holders who fail to make an Election will be deemed Cash Election Shares. See 'THE MERGER--Election Procedure.'

  No Solicitation

     Pursuant to the Recapitalization Agreement, the Company and its affiliates will not, and will instruct their respective officers, directors, employees, agents or other representatives not to: (i) solicit, initiate or encourage or take any other action to facilitate, any inquiries or to make any proposal which constitutes a Transaction Proposal (as defined herein) or may reasonably be expected to lead to a proposal for a Transaction Proposal; or (ii) enter into or participate in any discussions or negotiations regarding a Transaction Proposal. The foregoing provision will not prohibit the Company from (a) furnishing information to any person pursuant to a confidentiality agreement on terms no less favorable to the Company than the Confidentiality Agreement (as defined herein) or engaging in discussions or negotiations with a person that makes a Transaction Proposal, provided, that prior to taking such action, the Board determines that such proposal is a Superior Proposal (as defined herein) and the Board notifies PX Holding of its intentions, (b) failing to make or withdrawing or modifying its recommendation to the Company's stockholders that they approve the Merger, if after consultation with and based upon the advice of independent legal counsel, the Board determines in good faith that such action is necessary for the Board to comply with its fiduciary duties, or (c) disclosing to the Company's stockholders a position contemplated by certain Exchange Act rules with respect to any tender offer, or taking any other legally required action. See 'CERTAIN PROVISIONS OF THE RECAPITALIZATION AGREEMENT--No Solicitation.'

  Conditions to the Merger

     The obligations of Panavision, PX Holding and Merger Sub to consummate the Merger are subject to various conditions, including, without limitation, (i) the Company and PX Holding each having received a solvency letter as to the solvency of the Company and its subsidiaries on a consolidated basis after giving effect to the transactions contemplated by the Recapitalization Agreement, (ii) obtaining requisite Panavision stockholder approval, (iii) the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the 'HSR Act'), and (iv) the absence of any injunction or other legal restraint or prohibition preventing the consummation of the Merger. In addition, the obligations of PX Holding and Merger Sub to consummate the Merger is subject to the absence of any change in or effect on the business, financial condition or results of operations of the Company and its subsidiaries that would be materially adverse to the Company and its subsidiaries taken as a whole.

  Regulatory Approvals

     Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the 'FTC'), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and to the Antitrust Division of the Department of Justice (the 'Antitrust Division') and the applicable waiting period has expired or been terminated. On February 4, 1998, Warburg and Ronald O. Perelman filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division. On February 13, 1998, Warburg and Mr. Perelman received notice that the requisite waiting period under the HSR Act was terminated. See 'REGULATORY APPROVALS.'

  Certain Federal Income Tax Consequences

     The receipt of cash by a stockholder in exchange for Panavision Common Stock pursuant to the Merger will be a taxable transaction for federal income tax purposes and may be a taxable transaction for state and local purposes as well. A stockholder will recognize gain or loss measured by the difference between the cash received in exchange for such stockholder's shares of Panavision Common Stock pursuant to the Merger and the adjusted tax basis of such shares. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the stockholder has held such stock for more than one year. See 'THE MERGER--Certain Federal Income Tax Consequences.'

  Treatment of Company Stock Options

     Each stock option held by an employee, consultant or director of the Company to acquire shares of Panavision Common Stock ('Company Stock Option') that is outstanding immediately prior to the Merger, whether or not vested or exercisable, shall, simultaneously with the Merger, be canceled in exchange for a prompt payment of a single lump sum cash payment equal to the product of (i) the number of shares of Panavision Common Stock subject to such Company Stock Option and (ii) the excess, if any, of $27.00 over the exercise price per share of such Company Stock Option. See 'MERGER--Effect on Stock Options and Employee Benefit Matters.'

  Interests of Certain Persons in the Merger

     Certain directors and executive officers of the Company may have interests, described herein, that present them with potential conflicts of interest in connection with the Merger. The Board of Directors is aware of the conflicts described below and considered them in addition to the other matters described under 'THE MERGER--Recommendation of the Board of Directors; Reasons for the Merger' and '--Interests of Certain Persons in the Merger.'

     Pursuant to the provisions of the Recapitalization Agreement, each holder of a Company Stock Option, including the executive officers and directors named under 'Executive Compensation,' shall be entitled to receive the Cash Price less the exercise price applicable to each Company Stock Option. Accordingly, the following individuals will receive cash payments in respect of their Company Stock Options: William C. Scott, $9,453,036; John S. Farrand, $7,909,613; Jeffrey J. Marcketta, $3,075,915; and Christopher M.R. Phillips, $731,779; and all directors and all employees (including the officers named above) as a group (a total of 36 individuals), $29,263,593.

     In December 1997, in order to facilitate the payment of taxes related to the exercise of options issued pursuant to the Panavision Stock Option Plan, the Company made advances to certain officers and key employees in the form of notes. Notes were issued by Messrs. Scott, Farrand and Marcketta in the amount of $2,152,503, $3,698,800 and $924,700, respectively. The notes are recourse obligations and mature on the earlier of December 24, 2000 or the date of consummation of the Panavision Recapitalization. Interest on the notes is compounded semiannually at the applicable federal rate in effect on the date the notes were issued.

     Pursuant to the Recapitalization Agreement, the Company has agreed for six years after the Effective Time to indemnify all present directors and officers of the Company and its subsidiaries and will, subject to certain limitations, maintain for four years a directors' and officers' insurance and indemnification policy containing terms and conditions which are not less advantageous than any policy which may be in effect prior to the Effective Time. See 'CERTAIN PROVISIONS OF THE RECAPITALIZATION AGREEMENT--Indemnification; Directors' and Officers' Insurance.'


     Pursuant to the Stockholders Agreement, Warburg has granted Mafco the option to purchase the remaining Warburg Shares from Warburg at $30.00 per share and Mafco has granted Warburg the option (the 'Warburg Option') to sell such Warburg Shares to Mafco at $25.00 per share. These options are exercisable during the Option Period (as defined herein). In addition, if the Recapitalization Agreement is terminated in accordance with the Transaction Proposal Termination Provision (as defined herein), the Company Board Action Provision (as defined herein) or the Stockholder Approval Termination Provision (as defined herein) of the Recapitalization Agreement, or the Recapitalization Agreement shall have been amended to increase the amount of merger consideration, and if Warburg receives any consideration in connection with a Transaction Proposal (as defined herein) or an amended Recapitalization Agreement, Warburg will pay to Mafco all or a portion thereof. See '--The Stockholders Agreement with Warburg' and 'CERTAIN PROVISIONS OF THE STOCKHOLDERS AGREEMENT WITH WARBURG.'

     Upon a voluntary termination by Mr. Scott during the six-month period commencing six months after a change of control, or upon termination of Mr. Scott's employment by the Company without good cause or by Mr. Scott for good reason, Mr. Scott is entitled to the greater of (x) $1,600,000 or (y) twice his annual base salary, and all accrued but previously unpaid salary, bonuses and unreimbursed expenses through the date of termination. Mr. Scott intends to terminate such contract prior to the Merger and, accordingly, upon such termination will not be entitled to any payments thereunder. See 'NOMINEES FOR ELECTION AS DIRECTORS OF PANAVISION--Management Contracts and Change in Control Agreements.'

  Termination of the Recapitalization Agreement

     The Recapitalization Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the
Company: (a) by mutual written consent of PX Holding and the Company, by action of their respective Boards of Directors; (b) by PX Holding or the Company if the Merger shall not have been consummated on or before the later of (i) April 30, 1998 and (ii) 45 days after the Commission has declared effective this Proxy Statement (but in no event later than June 30, 1998) (other than due to the failure of the party seeking to terminate the Recapitalization Agreement to perform its obligations under the Recapitalization Agreement); (c) by PX Holding or the Company if any court of competent jurisdiction or other governmental entity has issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (d) by the Company if, prior to the Closing, any person has made a Transaction Proposal, provided, that PX Holding receives at least four business days' prior written notice of such Transaction Proposal, and, during such four-business-day period, the Company shall, and shall cause its financial and legal advisors to, consider any adjustment in the terms and conditions of the Recapitalization Agreement that PX Holding may propose; (e) by PX Holding, if the Board of Directors of the Company shall have (i) failed to recommend stockholder approval, (ii) withdrawn or modified in a manner adverse to PX Holding or Merger

Sub its approval or recommendation of the Recapitalization Agreement or the Merger, (iii) shall have approved or recommended a Transaction Proposal, or (iv) shall have resolved to effect any of the foregoing; or (f) by PX Holding or the Company, if Panavision stockholder approval shall not be obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of Panavision stockholders or at any adjournment thereof. See 'CERTAIN PROVISIONS OF THE RECAPITALIZATION AGREEMENT--Termination; Amendment; Waiver' and '--Fees and Expenses.'

                    THE STOCKHOLDERS AGREEMENT WITH WARBURG

     Pursuant to the Stockholders Agreement:

          o Redeemable Preferred Stock. Assuming Holders of at least 88% of the shares of Panavision Common Stock elect to receive cash for their shares, Warburg will exchange 11,190,960 shares of its 12,717,000 shares of Panavision Common Stock (88% of its holdings) for Redeemable Preferred Stock. Such shares of Redeemable Preferred Stock will be redeemed at the Effective Time of the Merger at the equivalent of $26.50 in cash per share of Panavision Common Stock.

          o Additional Redeemable Preferred Stock. If Holders of fewer than 88% of the shares of Panavision Common Stock elect to receive cash for their shares, Warburg will exchange additional shares of Panavision Common Stock for Redeemeable Preferred Stock, to the extent necessary to satisfy any such deficiency.

          o Purchaser Stock Purchase. Under certain circumstances, PX Holding will purchase a portion of Warburg's shares of Panavision Common Stock at $26.50 per share in lieu of Warburg exchanging such shares for Redeemable Preferred Stock.

          o Stock Option. Warburg has granted Mafco an option to purchase at $30 per share, and Mafco has granted Warburg an option to sell at $25 per share, any shares of Panavision Common Stock held by Warburg after consummation of the Merger. Each such option is exercisable only between the first and second anniversaries of the Effective Time.

          o Agreement to Vote; Proxy; No Solicitation. Warburg will vote its shares for the Merger; accordingly, approval of the Merger is assured. Moreover, Warburg will not solicit other Acquisition Proposals (as defined herein).

          o Third Party Business Combination; Remedy. Warburg will pay to Mafco all or a portion of any increased consideration paid to it by Mafco, or consideration paid to it by another party, to acquire the Company.

     Each of the above items is described in more detail below.


  Redeemable Preferred Stock

     To the extent that Holders of more than 88% of the shares of Panavision Common Stock elect to receive cash for their shares, immediately prior to the consummation of the Merger, Warburg will exchange 88% of its shares of Panavision Common Stock for Redeemable Preferred Stock, which will be redeemed immediately upon consummation of the Merger at a price equivalent to $26.50 in cash per share of Panavision Common Stock. The conversion of Warburg's shares into Redeemable Preferred Stock simply serves as a mechanism to allow Warburg to receive as consideration in the Merger $.50 per share less than the Holders.

     In this circumstance, Warburg will retain 12% of its shares of Panavision Common Stock subsequent to the Effective Time of the Merger, and, as a result of proration, all other Holders will in the aggregate also retain 12% of their shares of Panavision Common Stock subsequent to the Effective Time of the Merger.

  Additional Redeemable Preferred Stock

     To the extent that fewer than 88% of the Holders' shares of Panavision Common Stock are exchanged for cash, Warburg will increase the number of shares of Panavision Common Stock it exchanges for Redeemable Preferred Stock, to the extent necessary to satisfy any such deficiency.

     In this circumstance, Warburg will retain fewer than 12% of its shares (as few as none of its shares) of Panavision Common Stock subsequent to the Effective Time of the Merger. Since other Holders will have affirmatively elected to retain in the aggregate more than 12% of their shares of Panavision Common Stock and no Holder's election to retain shares of Panavision Common Stock will be subject to proration, all other Holders will in the aggregate retain more than 12% of their shares of Panavision Common Stock subsequent to the Effective Time of the Merger.

  Purchaser Stock Purchase

     In connection with the Panavision Recapitalization, PX Holding intends to purchase a $154 million equity interest in the Company. Pursuant to the Recapitalization Agreement, if Holders of more than 2,271,420 shares of Panavision Common Stock elect to retain such shares, PX Holding will not be able to purchase a $154 million equity interest in the Company. In this circumstance, Warburg will sell directly to PX Holding at $26.50 per share, in lieu of exchanging for Redeemable Preferred Stock, a portion of its shares of Panavision Common Stock.

     In the circumstance in which all Holders other than the Company's directors, officers, key employees and a trust established by an officer of the Company, elect to retain their shares of Panavision Common Stock (i) PX Holding will purchase 4,067,467 shares of newly issued shares of Panavision Common Stock from the Company at $26.58 per share, resulting in a $108 million equity investment in the Company and (ii) Warburg will sell to PX Holding 1,741,283 shares of Panavision Common Stock at $26.50 per share in lieu of exchanging such shares for Redeemable Preferred Stock, thereby increasing PX Holding's equity investment in the Company by $46 million. Accordingly, PX Holding would make its intended $154 million investment in the Company and Warburg would not retain any equity interest in the Company. This scenario is described throughout this Proxy Statement as the 'Significant Share Retention Alternative.'

     In this circumstance, Warburg will retain none of its shares of Panavision Common Stock subsequent to the Effective Time of the Merger, and, because no Holder's election to retain shares of Panavision Common Stock will be subject to proration, all other Holders will in the aggregate retain more than 12% of their shares of Panavision Common Stock subsequent to the Effective Time of the Merger.

  Stock Option

     For a period of one year beginning on the first anniversary of the Effective Time of the Merger and ending on the second anniversary of the Effective Time of the Merger (the 'Option Period'), Warburg may exercise its option to require Mafco to purchase Warburg's remaining shares (the 'Warburg Option Shares') for $25.00 per share (the 'Warburg Option') and Mafco may exercise its option to require Warburg to sell its remaining shares to Mafco for $30.00 per share (the 'Mafco Option'). As a result of proration, other Holders may be required to retain shares of Panavision Common Stock without being party to a similar option.

     In the event that Holders of at least 88% of the shares of Panavision Common Stock elect to receive cash for their shares, Warburg will exchange 88% of its shares for Redeemable Preferred Stock and retain its remaining 1,526,040 shares of Panavision Common Stock. All of such remaining shares would be subject to the Mafco Option and the Warburg Option. Under the Significant Share Retention Alternative, Warburg will sell all of its shares in the Merger at $26.50 per share, and, accordingly, no shares would be subject to such options.

  Agreement to Vote; Proxy

     Warburg has agreed to vote its shares of Panavision Common Stock, among other things, for the Merger, and also granted to certain officers of Mafco an irrevocable proxy with respect to such shares. Warburg is the beneficial owner, and has the power to vote and dispose, of approximately 67.2% of Panavision Common Stock. Accordingly, approval of the Recapitalization Agreement is assured regardless of the vote of any other stockholder of the Company.

  No Solicitation

     Prior to the Termination Date (the earlier of (i) the Effective Time of the Merger and (ii) the date the Recapitalization Agreement is terminated in accordance with its terms), Warburg will not, directly or indirectly, solicit or respond to any inquiries or the making of any proposal of any person or entity with respect to the Company that constitutes or could reasonably be expected to lead to an Alternative Transaction (as defined in the Stockholders Agreement); provided, however, that the foregoing shall not restrict Warburg or any of its representatives on the Board of Directors from taking actions to the same extent and in the same circumstances permitted of the Board and the Company under the Recapitalization Agreement.

  Third Party Business Combination; Remedy

     If the Recapitalization Agreement is terminated in accordance with the Transaction Proposal Termination Provision (as defined herein), the Company Board Action Provision (as defined herein) or the Stockholder Approval Termination Provision (as defined herein) of the Recapitalization Agreement, or the Recapitalization Agreement shall have been amended to increase the amount of merger consideration, and if Warburg receives any consideration in connection with a Transaction Proposal or an amended Recapitalization Agreement, Warburg will pay to Mafco all or a portion of such consideration as more fully described in 'CERTAIN PROVISIONS OF THE STOCKHOLDERS AGREEMENT WITH WARBURG--Third Party Business Combination; Remedy.'

  Restriction on Transfer

     Prior to the Termination Date, except pursuant to the terms of the Recapitalization Agreement and the Stockholders Agreement, Warburg will not transfer or offer to transfer any of its shares of Panavision Common Stock or grant any proxies with respect to such shares.

  Tag-Along Rights

     If, at any time on or prior to December 31, 1999, Mafco intends to sell (a 'Sale'), in a single transaction or a series of related transactions, more than 25% of the shares of Panavision Common Stock it beneficially owns other than (i) to any of its affiliates who agree to be bound by the Stockholders Agreement,
(ii) pursuant to a public offering pursuant to an effective registration statement under the Securities Act or (iii) pursuant to a merger or similar acquisition transaction in which all the shares of Panavision Common Stock are to be acquired, the other stockholders of the Company shall have the right, subject to the terms and conditions described herein, to participate in such transaction on the same basis as Mafco. See 'CERTAIN PROVISIONS OF THE STOCKHOLDERS AGREEMENT WITH WARBURG--Tag-Along Rights.'

  Independent Directors

     The Stockholders Agreement provides that from and after the Effective Time of the Merger until the date on which the Company shall no longer have any public stockholders, Mafco and the Company shall take all action within their respective power to include on the Board two directors, each of whom is (i) considered to be an independent director pursuant to the rules contained in the NYSE Listed Company Manual and (ii) is not an officer or employee of any company affiliated with Mafco.

                     EFFECT OF PANAVISION RECAPITALIZATION


                                                                                                 NON-AFFILIATED
                                                PX HOLDING         WARBURG       MANAGEMENT(1)       HOLDERS
                                              ---------------  ---------------  ---------------  ---------------
PRIOR TO PANAVISION RECAPITALIZATION:
  Shares of Panavision Common Stock owned...  0                12,717,000       2,199,100        4,012,400
ASSUMING ALL HOLDERS ELECT CASH(2):
  Number of shares of Panavision Common
    Stock exchanged for the right to receive
    cash....................................  --               11,190,960(3)    1,935,208        3,530,912
  Cash consideration received for shares of
    Panavision Common Stock exchanged(4)....  --               $296,560,440     $52,250,616      $95,334,624
  Number of Shares of Panavision Common
    Stock retained by existing stockholders
    or acquired by PX Holdings..............  5,784,199        1,526,040        263,892          481,488
  Percentage of shares of Panavision Common
    Stock represented by retained or
    acquired shares.........................  71.8%            18.9%            3.3%             6.0%
  Implied Value of shares of Panavision
    Common Stock retained by existing
    Panavision Stockholders; Purchase Price
    of Shares of Panavision Common Stock
    acquired by PX Holding(5)...............  $154,376,801     $40,058,550      $6,927,165       $12,639,060
  Aggregate Consideration to Panavision
    Stockholders(6).........................  --               $336,618,990     $59,177,781      $107,973,684
ASSUMING SIGNIFICANT SHARE RETENTION
  ALTERNATIVE:
  Number of shares of Panavision Common
    Stock exchanged for the right to receive
    cash....................................  --               12,717,000(7)    2,199,100        0
  Cash consideration received for shares of
    Panavision Common Stock exchanged(4)....  --               $337,000,500     $59,375,700      0
  Number of Shares of Panavision Common
    Stock retained by existing stockholders
    or acquired by PX Holding...............  5,808,750        0                0                4,012,400
  Percentage of shares of Panavision Common
    Stock represented by retained or
    acquired shares.........................  59.1%            0                0                40.9%
  Implied Value of shares of Panavision
    Common Stock retained by existing
    Panavision Stockholders; Purchase Price
    of shares of Panavision Common Stock
    acquired by PX Holding(5)...............  $154,376,801     $0               $0               $105,325,500
  Aggregate Consideration to Panavision
    Stockholders(6).........................  --               $337,000,500     $59,375,700      $105,325,500

------------------

(1) The Company's directors, officers and key employees and a trust established by an officer of the Company, except that an officer of the Company has indicated that he may transfer 120,000 of such shares to a charitable organization. Not included in Management's consideration are the cash payments of $29.3 million in respect of their unexercised Company Stock Options. See 'THE MERGER--Interests of Certain Persons in the Merger.'

(2) See 'THE MERGER--Election of Cash or Panavision Common Stock' and '--Effects of Proration' and '--Election Procedures.'

(3) Warburg exchanges shares of Panavision Common Stock for shares of Redeemable Preferred Stock; the Redeemable Preferred Stock is thereafter redeemed for cash.

(4) $27.00 per share for Holders other than Warburg; $26.50 per share for Warburg.

(5) Implied Value is based upon a price of $26.25 per share of Panavision Common Stock, the closing price of such shares on May 1, 1998, the most recent date prior to the printing of this Proxy Statement; PX Holding purchase price is at $26.69, the Designated Per Share Purchase Price (as defined herein), ($26.58 under the Significant Share Alternative) per share.

(6) The sum of 'Consideration received for Shares of Panavision Common Stock Exchanged' and 'Implied Value of Shares of Panavision Common Stock Retained.'

(7) Warburg exchanges 10,975,717 shares of Panavision Common Stock for shares of Redeemable Preferred Stock and sells 1,741,283 shares of Panavision Common Stock to PX Holding; the Redeemable Preferred Stock is thereafter redeemed for cash.

                        MERGER SUB, PX HOLDING AND MAFCO

     PX Holding, an indirect wholly owned subsidiary of Mafco, and Merger Sub, a wholly owned subsidiary of PX Holding, were organized in connection with the Merger and have not carried on any activities to date other than those incident to their formation and transactions contemplated by the Recapitalization Agreement and the Stockholders Agreement, respectively. The principal offices of PX Holding and Merger Sub are located at 35 East 62nd Street, New York, New York 10021; telephone number (212) 572-8600. See 'MERGER SUB, PX HOLDING AND MAFCO.'

          CONVERSION OF MERGER SUB STOCK AND PX HOLDING STOCK PURCHASE

     In the Merger, all of the shares of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into 10 shares of Panavision Common Stock. See 'THE MERGER--Conversion of Merger Sub Stock.' Immediately prior to the consummation of the Merger, PX Holding will purchase 5,784,199 newly issued shares of Panavision Common Stock from the Company (or 4,067,467 newly issued shares of Panavision Common Stock from the Company and 1,741,283 shares of Panavision Common Stock from Warburg, in the event that all Holders, other than the Company's directors, officers, key employees and a trust established by an officer of the Company, elect to retain their shares of Panavision Common Stock (the 'Significant Share Retention Alternative')). See

'THE MERGER--Merger Consideration.'

                                  RISK FACTORS

     Holders of Panavision Common Stock should carefully consider the following factors related to the retention of Panavision Common Stock in connection with their consideration of the Merger: (i) control by Mafco; (ii) substantial indebtedness, stockholders' deficit, liquidity and capital reserves; (iii) fraudulent conveyance risks; (iv) stock options; (v) proration relating to Panavision Common Stock; (vi) delisting; loss of liquidity; reporting obligations; (vii) difficulty in executing growth strategy; (viii) adverse effect of an inability to manage growth; (ix) dependence upon feature film industry; (x) competition; (xi) technological change; (xii) dependence upon key personnel; (xiii) dependence upon key suppliers; (xiv) international sales and foreign exchange risk; and (xv) dependence upon manufacturing facility. See 'RISK FACTORS.'

                         DISSENTING STOCKHOLDER RIGHTS

     Stockholders of the Company are not entitled to appraisal or dissenters' rights pursuant to Section 262 of the DGCL.

                        ELECTION OF PANAVISION DIRECTORS

     Upon the consummation of the transactions contemplated by the Recapitalization Agreement, PX Holding will have the right to designate all members of the Board of Directors. If the Recapitalization Agreement is approved and adopted by the Panavision stockholders and the Merger is consummated, all of the nominees, if elected, will become directors of Panavision immediately after the Effective Time and are expected to serve from such time until the next succeeding annual meeting of stockholders. If the Recapitalization Agreement is not approved, the Merger is not consummated or the nominees are not elected at the Meeting, an annual meeting of stockholders for 1998 will be scheduled in the near future. Directors of the Company will be elected by a plurality vote of the outstanding shares of Panavision Common Stock present in person or represented by proxy at the Meeting. Under applicable Delaware law, in tabulating the votes, abstentions from voting on the election of Directors (including broker non-votes) will be disregarded and have no effect on the outcome of the vote.

     THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE ELECTION OF EACH OF THE NOMINEES LISTED HEREIN FOR DIRECTOR. See 'NOMINEES FOR ELECTION AS DIRECTORS OF PANAVISION.'

                      The Panavision Recapitalization(1)

-----------------------              --------------------------------------   ---------------------------------------------------
|         Mafco       |              |              Holders               |   |                 Warburg Pincus                  |
|     Holdings Inc.   |              |       (other than Warburg)         |   |              Capital Company L.P.               |
-----------------------              --------------------------------------   ---------------------------------------------------
           |                                        /|\                  |                 /|\            /|\                  |
           |                                         |                   |                  |              |                   |

           |                         $27.00 per share|  745,380 shares   |    11,190,960    |  111,110     |  1,526,040        |
           |                         for 5,466,120   |  of Panavision    |    shares (88%   |  shares of   |  shares of        |
           |                         shares (88% of  |  Common Stock     |    of Warburg's  |  Redeemable  |  Panavision       |
      100% |                         Holders' shares)|  retained (9%     |    shares) of    |  Preferred   |  Common Stock     |
     Owned |                         of Panavision   |  owned upon the   |    Panavision    |  Stock       |  retained (19%    |
           |                         Common Stock    |  Panavision       |    Common Stock  |  redeemed for|  owned upon the   |
           |                                         |  Recapitalization)|    exchanged for |  equivalent  |  Panavision       |
           |                                         |                   |    111,110 Shares|  of $26.50   |  Recapitalization)|
           |                                         |                   |    of Redeemable |  per share of|                   |
           |                                         |                   |    Preferred     |  Panavision  |                   |
-----------------------                              |                   |    Stock         |  Common Stock|                   |
|      PX Holding     |                              |                   |                  |              |                   |
|     Corporation     |                              |                   |                  |              |                   |
-----------------------  _                           |                   |                  |              |                   |
           |            |\                           |                   |                  |              |                   |
           |              \ $154 million             |                   |                  |              |                   |
           |               \ for purchase of         |                   |                  |              |                   |
           |                \ 5,784,199 newly        |                   |                  |              |                   |
           |                 \ issued shares         |                   |                  |              |                   |
      100% |                  \ of Panavision        |                   |                  |              |                   |
     Owned |                   \ Common Stock        |                   |                  |              |                   |
           |                    \ (72% owned upon    |                   |                  |              |                   |
           |                     \ the Panavision    |                   |                  |              |                   |
           |                      \ Recapitalization)|                   |                  |              |                   |
           |                       \                 |                   |                  |              |                   |
           |                       _\|              \|/                 \|/                \|/            \|/                 \|/
----------------------               ---------------------------------------------------------------------------------------------
|     PX Merger      |   Merger    \ |                                       Panavision Inc.                                     |
|    Corporation     |-------------- |                             (to be the Surviving Corporation)                             |
----------------------             / ---------------------------------------------------------------------------------------------

1) Assumes 88% of the Holders' share of Panavision Common Stock are exchanged for cash and that 88% of Warburg's shares of Panavision Common Stock, which are exchanged for Redeemable Preferred Scock, is thereafter redeemed for cash.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data for the Company for each of the fiscal years in the five year period ended December 31, 1997. The selected historical consolidated financial data for each of the fiscal years in the five year period ended December 31, 1997 have been derived from the Company's audited financial statements. See 'AVAILABLE INFORMATION' and 'INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.'

                                                                        YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------------
                                                          1993        1994      1995(A)     1996(B)     1997(C)
                                                        --------    --------    --------    --------    --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenue..............................................   $ 66,710    $ 77,100    $ 95,328    $124,638    $176,863
Gross margin.........................................     30,278      36,105      50,959      65,165      85,984
Operating income.....................................      9,131      14,453      19,487      30,167      33,915
Net income...........................................   $  3,305    $  7,078    $  5,563    $ 13,271    $ 19,488
Basic earnings per common share......................   $    .24    $    .52    $    .41    $    .94    $   1.07
Shares used in computation...........................     13,706      13,706      13,706      14,130      18,174
Diluted earnings per common share....................   $    .22    $    .46    $    .36    $    .84    $   1.03
Shares used in computation...........................     15,277      15,277      15,277      15,733      19,012

BALANCE SHEET DATA (AT PERIOD END):
Total assets.........................................   $140,075    $149,707    $165,751    $176,746    $281,937
Total long term debt (including current portion).....    139,500     131,000     128,952      60,000     125,382
Stockholders' (deficit) equity.......................     (6,706)        922       6,456      93,018     109,444
Stockholders' (deficit) equity per common share......       (.49)        .07         .47        5.12        5.78

------------------------
(a) Includes operating results of Panavision Canada Corporation, a former agent, since January 20, 1995, the date of its acquisition.

(b) Includes operating results of Lee Lighting Limited since July 1, 1996, the effective date of its acquisition.

(c) Includes operating results of Visual Action Holdings plc's Film Services Group ('Film Services Group' or 'FSG') since June 5, 1997, the date of its acquisition (the 'FSG Acquisition').

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA


     The following table sets forth selected unaudited pro forma financial data for the Company, as adjusted to give effect to the Transactions (as defined herein), which have been derived from, and should be read in conjunction with, the Unaudited Pro Forma Financial Data, including the notes thereto, appearing elsewhere in this Proxy Statement. See 'UNAUDITED PRO FORMA FINANCIAL DATA.' The selected pro forma financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the Transactions had been consummated on the dates indicated, nor are they necessarily indicative of future operating results or financial position.

                                                                                                     YEAR ENDED
                                                                                                  DECEMBER 31, 1997
                                                                                                  -----------------
                                                                                                   (IN THOUSANDS,
                                                                                                  EXCEPT PER SHARE
                                                                                                        DATA)
PRO FORMA STATEMENTS OF OPERATIONS DATA:
Revenues.......................................................................................       $ 202,846
Cost of revenues...............................................................................         105,726
                                                                                                  -----------------
Gross margin...................................................................................          97,120
Operating costs................................................................................          63,467
                                                                                                  -----------------
Operating income...............................................................................          33,653
Interest expense, net..........................................................................         (39,291)
Other expense (income), net....................................................................          (1,486)
                                                                                                  -----------------
Loss before income taxes.......................................................................          (4,152)
Income tax provision...........................................................................          (2,871)
                                                                                                  -----------------
Net loss.......................................................................................       $  (7,023)
                                                                                                  -----------------
                                                                                                  -----------------
Basic and diluted loss per common share........................................................       $    (.87)
Shares used in the computation.................................................................           8,056

PRO FORMA BALANCE SHEET DATA (AT PERIOD END, IN MILLIONS, EXCEPT PER SHARE DATA):
Total assets...................................................................................       $   276.7
Total long term debt...........................................................................           448.9
Stockholders' deficit..........................................................................          (219.7)
Stockholders' deficit per common share.........................................................       $  (27.28)

                        PRICE OF PANAVISION COMMON STOCK

     The Panavision Common Stock is listed and traded on the NYSE under the symbol 'PVI.' The following table shows, for the fiscal periods indicated, the high and low sales prices of a share of Panavision Common Stock on the NYSE Composite Transactions Tape.

                                                                                 HIGH      LOW
                                                                                 ----      ---
FISCAL 1996
  Fourth Quarter (November 21, 1996 through December 31, 1996)................    24        18 5/8

FISCAL 1997
  First Quarter (ended March 31, 1997)........................................    21 3/8    16 3/8
   Second Quarter (ended June 30, 1997)........................................   20 1/2    16
  Third Quarter (ended September 30, 1997)....................................    22 1/4    18
  Fourth Quarter (ended December 31, 1997)....................................    28 1/4    20 7/8

FISCAL 1998
  First Quarter (ended March 31, 1998)........................................    26 3/4    24 7/8
  Second Quarter (through May 1, 1998)........................................    26 9/16   25 11/16

     On December 17, 1997, the last trading day before public announcement of the execution of the Recapitalization Agreement, the reported high and low price of Panavision Common Stock on the NYSE Composite Transactions Tape were $28 1/4 and $27 1/8 per share, respectively. On May 1, 1998, the most recent practicable date prior to the printing of this Proxy Statement, the reported high and low price of Panavision Common Stock on the NYSE Composite Transactions Tape were $26 1/4 per share and $26 1/4 per share, respectively.

   PANAVISION STOCKHOLDERS SHOULD OBTAIN CURRENT MARKET PRICES FOR PANAVISION
                                 COMMON STOCK.

     Since its initial public offering in 1996, the Company has not paid any cash dividends on Panavision Common Stock, and it does not have any present intention to commence payment of any cash dividends. The Company intends to retain earnings to provide funds for the operation and expansion of the Company's business and to repay outstanding indebtedness. The Company's debt agreements contain certain covenants restricting the payment of dividends on, or repurchases of, Panavision Common Stock.

                                  RISK FACTORS

     Holders of Panavision Common Stock should consider carefully all of the information contained in this Proxy Statement, including the following factors:

CONTROL BY MAFCO

     Mafco indirectly owns all of the capital stock of PX Holding. Following the

Panavision Recapitalization, Mafco is expected to own approximately 72% of the capital stock of Panavision (assuming that an aggregate of 88% of the Holders' shares of Panavision Common Stock is converted into the right to receive cash). In the event the Significant Share Retention Alternative occurs, Mafco would still own 59.1% of the capital stock of Panavision. As a result of the foregoing, Mafco will be able to direct and control the policies of Panavision, including mergers, sales of assets and similar transactions.

SUBSTANTIAL INDEBTEDNESS; STOCKHOLDERS' DEFICIT; LIQUIDITY AND CAPITAL RESERVES

     In connection with consummating the transactions contemplated by the Recapitalization Agreement, Panavision will enter into or assume certain financings in connection with the Merger to (i) fund payment of the cash consideration in the Merger, (ii) repay or repurchase certain indebtedness of the Company, (iii) make cash payments for unexercised options, (iv) pay the fees and expenses incurred in connection with the Merger and the Recapitalization Financings (as defined herein) and (v) fund working capital requirements. Although the definitive terms of certain of the Recapitalization Financings have not been finalized as of the date of this Proxy Statement, the Company expects that such terms will include significant operating and financial restrictions, such as limits on the Company's ability to incur indebtedness, create liens, sell assets, engage in mergers or consolidations, make investments and pay dividends.

     As of December 31, 1997, after giving effect to the Panavision Recapitalization and the Recapitalization Financings, Panavision would have had $449.3 million of total indebtedness on a pro forma consolidated basis, consisting of $150.0 million of 9 5/8% Senior Subordinated Discount Notes due 2006 (the 'Notes') to be assumed by the Company, $298.9 million outstanding under the New Credit Agreement (as defined herein) and $0.4 million of other consolidated indebtedness, a stockholders' deficit of $219.7 million and a debt to total capitalization ratio of 1:6. See'THE MERGER--Recapitalization Financings' and 'UNAUDITED PRO FORMA FINANCIAL DATA.'

     Panavision's level of indebtedness could have important consequences for Panavision, including the following: (i) the ability of Panavision to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes may be impaired; (ii) a substantial portion of Panavision's cash flow from operations will be required to pay Panavision's interest expense and principal repayment obligations and will not be available for its general corporate needs; and (iii) Panavision's flexibility to adjust to changing market conditions may be limited, and its ability to compete against its competitors may be reduced. Additionally, the Company will be required to pay (i) term loan repayments beginning on June 30, 1999 and (ii) interest on the Notes beginning on August 1, 2002, each of which will reduce funds available to the Company for other purposes, including implementing its growth strategy.

FRAUDULENT CONVEYANCE RISKS

     The incurrence by the Company of indebtedness, including indebtedness in connection with the Recapitalization Financings, and the subsequent transfer of a portion of the proceeds thereof to the Company's stockholders to pay the Cash Price, is subject to review under relevant federal and state fraudulent conveyance statutes in a bankruptcy, reorganization of rehabilitation case or similar proceeding or in a lawsuit by or on behalf of unpaid creditors of the Company. Under these fraudulent conveyance statutes, if a court were to find that, at the time of the Panavision Recapitalization, (i) the Company incurred the indebtedness and paid the Cash Price with the intent of hindering, delaying or defrauding current or future creditors or (ii) (a) the Company received less than reasonably equivalent value or fair consideration in connection with the Panavision Recapitalization and (b) the Company (1) was insolvent or was rendered insolvent by reason of the Panavision Recapitalization, including the incurrence of the indebtedness related thereto, (2) was engaged in a business or transaction for which its assets constituted unreasonably small capital, (3) intended to incur, or believed that it would incur obligations beyond its ability to pay as such obligations matured (as the foregoing terms are defined in or interpreted under the fraudulent conveyance statutes) or (4) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied), such court could determine that the payment of the Cash Price to stockholders of the Company violated applicable provisions of U.S. Bankruptcy code or applicable state fraudulent conveyance laws, which determination would permit the bankruptcy trustee or debtor in possession or unpaid creditors to avoid the payment of the Cash Price and recover the Cash Price from the Company's stockholders.

     In the course of its deliberations concerning the Recapitalization Agreement, the Board was advised of the fraudulent conveyance risks and the relevant legal principles set forth above. As a result, in order to protect the Company and its stockholders, the Recapitalization Agreement contains a provision requiring that, as a condition to consummation of the Merger, the Company and the Board receive an opinion from an independent expert as to the solvency of the Company after giving effect to the Merger and the Panavision Recapitalization. In this regard, Murray, Devine & Co., Inc. has been retained to provide its opinion as to certain matters that relate to the solvency of the Company and its subsidiaries, taken as a whole, immediately after giving effect to the Panavision Recapitalization. A summary of the form of opinion is set forth under 'THE MERGER--The Solvency Opinion.' There can be no assurance, however that a court would not determine that the Company was insolvent at the Effective Time and after giving effect to the transactions contemplated by the Recapitalization Agreement and the Stockholders Agreement.

STOCK OPTION

     Pursuant to the Stockholders Agreement, for a period of one year beginning on the first anniversary of the Effective Time of the Merger and ending on the second anniversary of the Effective Time of the Merger, Warburg may exercise its option to require Mafco to purchase Warburg's remaining shares for $25.00 per share and Mafco may exercise its option to require Warburg to sell its remaining shares to Mafco for $30.00 per share. As a result of proration, other Holders may be required to retain shares of Panavision Common Stock without being party to a similar option.


PRORATION RELATING TO PANAVISION COMMON STOCK

     Shares of Panavision Common Stock for which a Holder makes an Election to receive cash or for which no Election is made shall be exchanged for the right to receive $27.00 per share. However, if the aggregate number of Cash Election Shares is more than 5,466,120, representing more than 88% of all Holders' shares of Panavision Common Stock, such electing Holder will be required to retain shares of Panavision Common Stock for a portion of such Holder's Panavision Common Stock, not greater than 12%, as to which such Holder had not made an Election for Non-Cash Election Shares as a result of the proration procedures described herein under 'THE MERGER.'

     Accordingly, if the Merger is consummated, Holders who elect cash will not necessarily receive the type of consideration specified in their election. If all Holders elected cash in respect of all of their shares, each Holder would be required to retain 12% of his or her shares. There can be no assurance as to the price at which shares of Panavision Common Stock would trade at the Effective Time of the Merger or at any time thereafter; however, based on a price of $26 1/4 per share of Panavision Common Stock (the most recent trading price prior to the printing of this Proxy Statement), if Panavision Stockholders were required to retain 12% of their shares of Panavision Common Stock as a result of proration, a stockholder holding 100 shares of Panavision Common Stock would receive $2,376 in cash and would be required to retain shares with a value of $315.00, resulting in aggregate consideration of $2,691, or $26.91 per share, as compared with $27.00 per share if cash had been received for all shares of Panavision Common Stock. As indicated under '--Delisting; Loss of Liquidity; Reporting Obligations,' subsequent to the Merger, stockholders may experience difficulty selling shares of Panavision Common Stock or obtaining prices that reflect the value thereof.

DELISTING; LOSS OF LIQUIDITY; REPORTING OBLIGATIONS.

     The Company believes that neither the Merger nor the Panavision Recapitalization has a reasonable likelihood or purpose of causing Panavision Common Stock to cease being listed on the NYSE following the Effective Time of the Merger. However, although it is currently intended that the shares of Panavision Common Stock will continue to be listed on the NYSE immediately following the Effective Time of the Merger, there is no obligation for the Company to maintain the NYSE listing. In addition, there is a possibility that, following the Merger, the total number of beneficial holders of Panavision Common Stock will fall below the 400 beneficial holders required for Panavision Common Stock to maintatin its NYSE listing. Accordingly, there can be no assurance that the Company will maintain its NYSE listing following the Effective Time of the Merger. Notwithstanding the foregoing, the Company expects that it will satisfy the applicable listing criteria at the Effective Time of the Merger, based upon the fact that the Company has approximately 1,200 stockholders and upon the assumption, which the Company believes to be reasonable, that more than 400 of these stockholders will retain shares, either through Election or proration. In that connection, the Company will use its best efforts to maintain its listing on the NYSE. Any delisting of Panavision Common Stock, together with the substantial decrease in the number of shares of Panavision Common Stock to be held by holders thereof other than PX Holding, is expected to result in a substantial decrease in liquidity of Panavision Common Stock, even if the Company continues to be a reporting company under the Exchange Act and continues to file the periodic reports required to be filed thereunder.

     Upon any such delisting, shares of Panavision Common Stock may trade only in the over-the-counter market. Although prices in respect of trades may be published by the National Association of Securities Dealers, Inc. on its electronic bulletin board and 'pink sheets,' quotes for such shares would not be as readily available. As a result, it is anticipated that the shares of Panavision Common Stock will trade much less frequently relative to the trading volume of Panavision Common Stock prior to the Merger and stockholders may experience difficulty selling shares of Panavision Common Stock or obtaining prices that reflect the value thereof.

     The Company expects to continue to be a reporting company under the Exchange Act and to continue to file periodic reports (including annual and quarterly reports) following the Merger. The Company will also continue to provide proxy statements to its stockholders under the Exchange Act, if as a result of the retention of shares of Common Stock by holders of Panavision Common Stock with respect to the Merger, the Company has 300 or more holders of shares of Panavision Common Stock following the Merger. If, however, after one year following the Merger, there are fewer than 300 holders of shares of Panavision Common Stock, the Company may cease to be a reporting company under the Exchange Act. If the Company were to cease to be a reporting company under the Exchange Act, the information now available to holders of Panavision Common Stock in the periodic reports would not be available to them as a matter of right.

DIFFICULTY IN EXECUTING GROWTH STRATEGY

     The Company's growth strategy is based on the Company's current and historical operations and the operations of other companies in the entertainment industry. After the Panavision Recapitalization, the Company's management may decide to alter or discontinue certain parts of its business strategy described herein and may adopt alternative or additional strategies, however, the Company has no such plans to do so at the present time. In addition, there can be no assurance that such a strategy, if implemented, will be successful or will improve operating results. Further, other conditions may exist, such as increased competition, reduction in demand for filmed entertainment or an economic downturn, which may offset any improved operating results that are attributable to such a strategy.

ADVERSE EFFECTS OF AN INABILITY TO MANAGE GROWTH

     Following the Merger, the Company intends to grow and expand its business through internal expansion and acquisitions. If such growth occurs, it will place demands on the Company's management, employees, operations and physical and financial resources. To manage its growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base, and any inability of the Company to attract and retain the executive and managerial personnel required by its expanding business could have a material adverse effect on the results of operations and financial condition of the Company. If the Company's systems, procedures or controls are not adequate to support the Company's operations, management may not be able to achieve the expansion necessary to exploit potential market opportunities for the Company's products. In addition, any anticipated expansion of the Company's marketing efforts outside of the United States will expose the Company to the economic, political and regulatory environments within the countries in which the Company's new and potential customers are located, which may be more restrictive or burdensome than those in the United States and with which the Company may be unfamiliar. The Company intends to use cash from operations to manufacture additional camera systems and purchase other rental equipment as well as to use cash provided by financing activities to pursue acquisitions.

DEPENDENCE UPON FEATURE FILM INDUSTRY

     The Company's operations are heavily dependent on the production of feature films, including, in particular, the U.S. market. During the four year period including 1993 through 1996, the Company benefitted from an increase in the number of major studio feature films (and especially large-budget action films), which tend to use larger camera packages than the feature films made by independent producers. In 1997 in North America, the major studios started approximately 38 fewer feature films than in 1996, or a reduction of approximately 31%, while independent producers started approximately 123 more feature films than in 1996, or an increase of approximately 34%. Significant declines in the total number of feature films produced in the future including, in particular, major studio or large-budget action films, could have a material adverse impact on the Company's operations.

COMPETITION

     The market for cinematography equipment is highly competitive, primarily driven by technology, customer service and, to a lesser extent, price. As a manufacturer of equipment, the Company has two primary competitors, located in Europe, who sell their products to rental companies, which then rent the equipment to the ultimate user. As a renter of equipment, the Company competes with numerous rental companies, which purchase equipment from other manufacturers and then rent that equipment to their customers. There can be no assurance that the Company will be able to continue to develop, manufacture and market its products successfully against existing or new competitors.

TECHNOLOGICAL CHANGE

     The motion picture and television industries are subject to technological change, evolving industry standards, changing customer requirements and improvements in and expansion of product offerings. The Company's ability to anticipate and adapt to changes in technology, industry standards, customer requirements and product offerings and to develop and introduce new and enhanced products will be significant factors in the Company's ability to remain a leader in the manufacturing and rental of cinematography equipment. Although the

Company believes it is well-positioned to meet the changing needs of the motion picture and television industries, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies noncompetitive or obsolete.

DEPENDENCE UPON KEY PERSONNEL

     The Company is dependent upon the continued services of certain key officers and management personnel. The loss of key personnel could have a material adverse effect on the Company. The Company believes that its future success also will depend significantly upon its ability to attract, motivate and retain additional highly skilled managerial, operational, technical and sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting, assimilating and retaining the personnel it requires to develop, manufacture and market its products or expand its operations.

DEPENDENCE UPON KEY SUPPLIERS

     The Company uses outside vendors for the manufacture of certain components used in its products, such as the grinding, manufacture and polishing of certain camera lens elements. The Company generally does not have supply contracts with its outside vendors. Although the Company believes that such vendors could be replaced, the loss of one or more of such vendors could disrupt the Company's business.

INTERNATIONAL SALES; FOREIGN EXCHANGE RISK

     In 1995, 1996 and 1997, approximately 45%, 40% and 54% of the Company's revenue, respectively, was generated outside of the United States, primarily in the United Kingdom and Canada. In 1997, as a result of the FSG Acquisition the Company expanded the scope of its operations outside of the United States and expects that international operations will continue to account for a significant and increasing portion of its revenue in future periods. The results of operations of the Company's foreign subsidiaries are translated from local currency to United States dollars. Therefore, the Company's results of operations are affected by fluctuations in exchange rates between such currencies and the United States dollar. In addition to foreign exchange risk, international operations are subject to a number of special risks, including trade barriers, exchange controls, national and regional labor strikes, political risks and risks of increases in duties, taxes and governmental royalties, as well as changes in laws and policies governing operations of foreign-based companies. In addition, earnings of foreign subsidiaries and intercompany payments are subject to foreign income tax rules that may reduce cash flow available to meet required debt service and other obligations of Panavision.

DEPENDENCE UPON MANUFACTURING FACILITY


     The Company's manufacturing facility is located in Woodland Hills, California. Since the Company is dependent on its manufacturing facility, a disruption of the Company's manufacturing operations could have a material adverse effect on the Company's business, financial condition and results of operations. Such disruption could result from various factors including human error or a natural disaster such as earthquake, fire or flood. The Company does not maintain business interruption insurance that would reimburse the Company in the event of an earthquake.

                                  THE COMPANY

     Panavision is a leading designer, manufacturer and supplier of high precision film camera systems, comprising cameras, lenses and accessories, for the motion picture and television industries. The Company's camera systems are not available for sale and are rented exclusively through the Company's domestic and international owned and operated facilities as well as its network of independent agents. Panavision is recognized in the motion picture and television industries as the preeminent brand name for cinematography equipment. Since the Company was founded, Panavision has received two Oscars(Registered) and 18 Awards for Scientific and Technical Achievement from the Academy of Motion Picture Arts. Since 1990, two-thirds of the Academy Award nominees for Best Cinematography and six of the seven cinematographers who have won the Oscar(Registered) for Best Cinematography, used Panavision camera systems.

     Panavision camera systems were used to film nine of the ten box office films requiring film cameras in each of 1997 and 1996 including Men in Black, The Lost World (Jurassic Park II), Liar, Liar, Jerry Maguire, My Best Friend's Wedding, Mission: Impossible, Independence Day, Ransom, Twister and A Time to Kill. Panavision camera systems were also used to film the 1998 blockbuster hits Titanic and Tomorrow Never Dies, the latest James Bond film. In addition to Panavision's involvement in the motion picture industry, a predominant number of U.S. prime time episodic, or 'series,' television programs that are shot on film use Panavision camera systems, including Friends and NYPD Blue.

     Panavision is the only supplier of cinematography equipment that manufactures a complete camera system incorporating its own range of proprietary prime and zoom lenses, the most critical components of a camera system. In 1997, the Company manufactured 72 new camera systems, which represented an increase of more than 100% from the previous year. The Company supplies its cinematography equipment, such as cameras, lenses and accessories to its customers on a project by project basis. The Company has a rental inventory of over 1,000 cameras, 5,000 lenses and 3,000 accessories. Panavision rents its equipment through 24 owned and operated rental facilities throughout the world and ten independent agents located in ten cities.

     On June 5, 1997, the Company completed the FSG Acquisition for approximately $61 million in cash. Film Services Group includes camera rental operations in the United Kingdom, France, Australia and two U.S. cities, Chicago and Dallas, as well as smaller rental operations in New Zealand, Malaysia and Indonesia.

     In addition to manufacturing and renting camera systems, the Company also rents lighting, lighting grip, power generation and related transportation equipment through Lee Lighting Limited ('Lee Lighting'), the largest lighting rental company in the United Kingdom, as well as through certain of its owned and operated facilities. Panavision also manufactures and sells lighting filters and other color-correction and diffusion filters through Lee Filters.

                                  THE MEETING

MATTERS TO BE CONSIDERED

     At the Meeting, the Panavision stockholders will consider and vote on (i) a proposal to approve and adopt the Recapitalization Agreement, including the Merger, (ii) the election of eight directors to Panavision's Board of Directors,
(iii) ratification of the selection of Ernst & Young LLP as the Company's independent auditors for

1998, and (iv) such other business as may properly come before the Meeting and any adjournment or postponement thereof.

     If the Recapitalization Agreement is approved by the holders of Panavision Common Stock, Merger Sub will merge with and into Panavision, and, assuming Holders of at least 88% of the shares of Panavision Common Stock elect to receive cash for their shares, PX Holding, a wholly owned subsidiary of Mafco, the sole stockholder of which is Ronald O. Perelman, will own approximately 72% of the issued and outstanding Panavision Common Stock, Warburg will own approximately 19% of the issued and outstanding Panavision Common Stock and the Holders will own approximately 9% of the issued and outstanding Panavision Common Stock. In the event that all Holders, other than the Company's directors, officers and key employees and a trust established by an officer of the Company, elect to retain their shares of Panavision Common Stock, PX Holding will own approximately 59.1% of the issued and outstanding Panavision Common Stock, the Holders will own approximately 40.9% of the issued and outstanding Panavision Common Stock and Warburg, after selling 1,741,283 shares of Panavision Common Stock to PX Holding and after exchanging the remainder of its shares of Panavision Common Stock for Redeemable Preferred Stock pursuant to the Stockholders Agreement, will not own any of the issued and outstanding Panavision Common Stock (the 'Significant Share Retention Alternative'). None of the Company's directors, officers and key employees and a trust established by an officer of the Company, who hold in the aggregate 2,199,100 shares of Panavision Common Stock (except that an officer of the Company has indicated that he may transfer 120,000 of such shares to a charitable organization), intend to elect to retain any of such shares. Such 2,199,100 shares represent approximately 35.4% of the shares of Panavision Common Stock held by Holders. Assuming none of such shares will be Non-Cash Election Shares (that is, the Holders of such shares do not elect to retain them), and since 745,380 shares must be Non-Cash Election Shares in order for there not to be proration, unless approximately 18.6% of the 4,012,400 shares of Panavision Common Stock held by Holders other than the Company's directors, officers and key employees and a trust established by an officer of the Company are Non-Cash Election Shares, all Holders (including the Company's directors, officers and key employees and a trust established by an officer of the Company) will be subject to proration. If the Recapitalization Agreement is approved, all the Common Stock of Merger Sub will be converted into approximately 10 shares of Panavision Common Stock. Immediately prior to the consummation of the Merger, the Company shall sell to PX Holding (the 'PX Holding Stock Purchase') the Designated Number of Common Shares (as defined below) for the Designated Per Share Purchase Price (as defined below).

     Immediately after the Effective Time, assuming 88% of the Holders shares of Panavision Common Stock are exchanged for cash, there will be approximately 8,055,619 shares of Panavision Common Stock issued and outstanding. In the occurrence of the Significant Share Retention Alternative, there will be approximately 9,821,150 shares of Panavision Common Stock issued and outstanding. See 'THE MERGER' and 'CERTAIN PROVISIONS OF THE RECAPITALIZATION AGREEMENT.'

     The Board of Directors has unanimously approved the Recapitalization Agreement and recommends a vote FOR approval and adoption of the Recapitalization Agreement. The Board of Directors also recommends a vote FOR each of the proposed nominees for election to the Board of Directors and FOR approval of the ratification of Ernst & Young LLP as the Company's independent auditors.

REQUIRED VOTES

     Under the DGCL, a majority of the shares of Panavision Common Stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at the Meeting. The affirmative vote of the holders of a majority of the Panavision Common Stock outstanding on the Record Date will be required in order to approve and adopt the Recapitalization Agreement. The affirmative vote of the holders of a plurality of Panavision Common Stock present in person or represented by proxy at the Meeting will be required to elect each of the nominees for election to the Company's Board of Directors and the affirmative vote of the holders of a majority of Panavision Common Stock present in person or represented by proxy at the Meeting will be required to ratify the selection of Ernst & Young LLP as the Company's independent auditors and to approve or adopt other matters as may properly be presented to holders of Panavision Common Stock at the Meeting. As of this date, Warburg is the beneficial owner, and has the power to vote and dispose, of 12,717,000 shares of Panavision Common Stock, representing approximately 67.2% of the issued and outstanding Panavision Common Stock. PURSUANT TO THE STOCKHOLDERS AGREEMENT, WARBURG HAS AGREED, AMONG OTHER THINGS, TO VOTE ITS SHARES IN FAVOR OF THE ADOPTION OF THE RECAPITALIZATION AGREEMENT. ACCORDINGLY, APPROVAL OF THE RECAPITALIZATION

AGREEMENT IS ASSURED REGARDLESS OF THE VOTE OF ANY OTHER STOCKHOLDER OF THE COMPANY. A copy of the Stockholders Agreement is attached as Annex II to this Proxy Statement. As of May 1, 1998, directors and executive officers of the Company were beneficial owners of an aggregate of 14,978,539 shares (approximately 79.1%) of the outstanding shares of Panavision Common Stock, including the shares of Panavision Common Stock held by Warburg. Mr. Lapidus, a director of the Company and managing director of EMW LLC (as defined herein), expressly disclaims beneficial ownership of the 12,717,000 shares of Panavision

Common Stock owned by Warburg. The directors and executive officers of the Company have indicated that they intend to vote their shares of Panavision Common Stock in favor of the adoption of the Recapitalization Agreement and the other proposals. See 'SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.'

VOTING AND REVOCATION OF PROXIES

     Shares of Panavision Common Stock that are entitled to vote and are represented by a Proxy properly signed and received at or prior to the Meeting, unless subsequently properly revoked, will be voted in accordance with the instructions indicated thereon. If a Proxy is signed and returned without indicating any voting instructions, shares of Panavision Common Stock represented by such Proxy will be voted as follows:

FOR  the adoption of the Recapitalization Agreement,

FOR the election of each of the eight nominees to the Company's Board of Directors,

FOR the ratification of the selection of Ernst & Young LLP as the Company's independent auditors for 1998.

The Board of Directors is not currently aware of any business to be acted upon at the Meeting other than as described herein. If, however, other matters are properly brought before the Meeting or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act thereon in accordance with their best judgment, unless authority to do so is withheld in the Proxy. The persons appointed as proxies will not exercise their discretionary voting authority to vote any such Proxy in favor of any adjournments or postponements of the Meeting if instruction is given to vote against the approval of the Recapitalization Agreement and the other proposals.

     Any Proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the shares represented by such Proxy are voted at the Meeting by (i) attending and voting in person at the Meeting, (ii) giving notice of revocation of the Proxy at the Meeting, or (iii) delivering to the Secretary of Panavision (a) a written notice of revocation or (b) a duly executed Proxy relating to the same shares and matters to be considered at the Meeting, bearing a date later than the Proxy previously executed. Attendance at the Meeting will not in and of itself constitute a revocation of a Proxy. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Panavision Inc., 6219 De Soto Avenue, Woodland Hills, California 91367, Attention: Secretary, and must be received before the taking of the votes at the Meeting.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

     Only holders of Panavision Common Stock at the close of business on April 8, 1998 will be entitled to receive notice of and to vote at the Meeting. At the close of business on April 8, 1998, the Company had outstanding and entitled to vote 18,928,500 shares of Panavision Common Stock. Shares of Panavision Common Stock represented by Proxies which are marked 'abstain' or which are not marked as to any particular matter or matters will be counted as shares present for purposes of determining the presence of a quorum on all matters, but will not be counted as votes cast in favor of the matters brought before the stockholders at the Meeting. Proxies relating to 'street name' shares that are voted by brokers will be counted as shares present for purposes of determining the presence of a quorum on all matters, but will not be treated as shares having voted at the Meeting as to any proposal as to which authority to vote is withheld by the broker.

     The presence, in person or by proxy, at the Meeting of the holders of at least a majority of the votes entitled to be cast at the Meeting is necessary to constitute a quorum for the transaction of business. Because the vote on the Recapitalization Agreement and the ratification of Ernst & Young LLP requires the approval of a majority of the votes entitled to be cast by the stockholders of the outstanding shares of Panavision Common Stock, abstentions will have the same effect as a negative vote on this proposal. However, abstentions from voting on the election of directors (including broker non-votes) will have no effect on the outcome of the vote.

DISSENTING STOCKHOLDER RIGHTS

     Stockholders of the Company are not entitled to appraisal or dissenters' rights pursuant to Section 262 of the DGCL.

SOLICITATION OF PROXIES

     The Company will bear the cost of the solicitation of Proxies and the cost of printing and mailing this Proxy Statement. In addition to solicitation by mail, the directors, officers and employees of the Company may solicit Proxies from stockholders of the Company by telephone, telegram or by personal interview. Such directors, officers and employees will not be additionally compensated for any such solicitation but may be reimbursed for reasonable out-of-pocket expenses in connection therewith. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons and the Company will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

PROCEDURE FOR ELECTION OF CONSIDERATION IN THE MERGER

     STOCKHOLDERS MAKING AN ELECTION SHOULD RETURN THE ENCLOSED FORM OF ELECTION (TOGETHER, ONLY IN THE CASE OF NON-CASH ELECTION SHARES, WITH DULY ENDORSED PANAVISION STOCK CERTIFICATES) AS INSTRUCTED IN THE PROXY STATEMENT. SEE 'THE MERGER--ELECTION.' SHARES HELD BY STOCKHOLDERS WHO FAIL TO MAKE AN ELECTION WILL BE DEEMED CASH ELECTION SHARES. STOCKHOLDERS ELECTING TO RECEIVE CASH OR WHO DO NOT MAKE AN ELECTION SHOULD RETAIN THEIR STOCK CERTIFICATES UNTIL LETTERS OF TRANSMITTAL ARE RECEIVED AFTER THE EFFECTIVE TIME OF THE MERGER. SEE 'THE MERGER--CONVERSION/RETENTION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES.'


AVAILABILITY OF INDEPENDENT ACCOUNTANTS

     Representatives of Ernst & Young LLP, independent accountants of the Company, will be present at the Meeting, will have the opportunity to make a statement should they desire to do so and are expected to be available to respond to appropriate questions.

                                   THE MERGER

BACKGROUND OF THE MERGER

     In early September 1997, James R. Maher, a representative of Mafco, called John L. Vogelstein, Vice Chairman of EMW LLC, which manages Warburg, the Company's 67.2% stockholder, to suggest that they meet to discuss the possibility of Mafco purchasing the Company. At a subsequent meeting on September 18, 1997, Mr. Maher indicated to Mr. Vogelstein and Sidney Lapidus, a managing director of EMW LLC, that Mafco would be willing to pay Warburg a modest premium above the then current market price of $21 7/8 per share. Mr. Vogelstein and Mr. Lapidus told Mr. Maher that they would consider Mafco's proposal.

     On September 25, 1997, Mr. Maher and William G. Nesbitt, a representative of Mafco, met with Mr. Lapidus and Edward Johnson to discuss the Company's operations, financial condition, strategies and prospects. Thereafter, in early October 1997, Mr. Maher indicated Mafco's interest in acquiring the Company for a cash price of $25, or perhaps somewhat in excess of $25, per share, subject to the satisfactory completion of a due diligence review and the negotiation of a definitive recapitalization agreement. In response, Mr. Maher was informed that Mafco would have to increase its offer price before the Company would be willing to engage in serious discussions regarding a transaction. In that regard, Mr. Lapidus said that Warburg would be interested in selling all of its Shares to Mafco, but that the price at which it would be willing to sell could well be in excess of $30 per Share. Messrs. Maher and Lapidus agreed to have further discussions regarding the feasibility of Mafco's acquiring the Company, as well as the price to be paid therefor.

     On October 8, 1997, Ronald O. Perelman, Chairman of the Board and Chief Executive Officer of Mafco, Mr. Maher, Mr. Lapidus and William C. Scott, Chairman of the Board and Chief Executive Officer of the Company, held discussions relating to Mafco's interest in acquiring the Company. Mr. Maher requested that certain due diligence materials be provided to Mafco, which the Company said it would be willing to do subject to Mafco first executing a confidentiality agreement upon customary terms. On October 8, 1997, a confidentiality agreement was entered into with the Company (the 'Confidentiality Agreement'). For the next several weeks, confidential information was provided and preliminary discussions were held among representatives of the Company, Warburg and Mafco. On October 21, 1997, representatives of Mafco visited and were given a tour of the Company's facility in Woodland Hills, California.


     On November 3 and November 4, 1997, representatives of Mafco met with senior management of the Company and with representatives of Warburg and submitted a preliminary indication of interest, subject to due diligence and certain other conditions, under which stockholders of the Company would receive $27.50 per share for approximately 90% of their shares and Mafco would acquire an approximately 72% interest in the recapitalized Company. The parties also discussed certain other terms that Mafco would require as a condition to going forward, including Warburg's binding commitment to support the transaction and to grant Mafco an option, exercisable between the first and second anniversaries following the transaction, to purchase any of its Panavision Common Stock not sold pursuant to the plan of recapitalization.

     At the conclusion of the meetings, the parties agreed that Mafco would continue its due diligence review of the Company and that the parties would begin the preparation and negotiation of a recapitalization agreement and a stockholders agreement. Thereafter, from mid-November 1997 through mid-December 1997, Mafco continued its due diligence review of the Company and its operations and members of senior management of Mafco and its legal advisors negotiated the terms of a recapitalization agreement and a stockholders agreement with representatives of the Company, Warburg and their respective legal advisors.

     As a result of information obtained during its due diligence investigation and the expectation that the Company's earnings for the fourth quarter of 1997 would be below analysts' estimates, on November 21, 1997, Mafco advised Warburg and the Company that it would be revising its indication of interest to lower the price per Share to be received by stockholders in the Company's recapitalization. Mafco stated that although it had not yet determined what price per share it would propose, it believed that such price could be as much as 10% below the $27.50 per share previously discussed.

     A meeting of the Board of Directors of the Company was held on November 24, 1997. At the meeting the Board of Directors ratified the retention of Goldman Sachs as financial advisor to the Company and the engagement of Willkie Farr & Gallagher ('Willkie Farr') as legal counsel to the Company in connection with the transaction. During the meeting, representatives of the Company, Warburg, Goldman Sachs and Willkie Farr reviewed the status of the discussions with Mafco, the possibility of a recapitalization transaction as opposed to other alternative transactions, the financial resources available to Mafco in order to effectuate a transaction and the duties of the directors in connection with the transaction. The Board of Directors also discussed certain significant matters on which the parties had not reached agreement, including (i) the timing of the closing of the transaction and whether the availability of financing would be a condition to closing, (ii) the termination provisions in any definitive agreements, (iii) the ability of the Company to respond to unsolicited inquiries and proposals from third parties interested in the possible acquisition of the Company and to provide information to, and enter into discussions and negotiations with, such parties, and (iv) agreements committing Warburg to support a proposed transaction.


     Between November 24, 1997 and early December 1997, representatives of Mafco, Warburg and the Company had several further meetings to discuss the possible terms of a transaction which would result in a leveraged recapitalization of the Company. By mid-December, the parties had agreed in concept, subject to the completion by Mafco of its due diligence review and the negotiation of definitive documentation, to a recapitalization of the Company under which Warburg would receive $26.50 per Share for 88% of the Panavision Common Stock held by it, the Company's other stockholders would be offered $27.00 per share for 88% of the Panavision Common Stock held by them and Mafco would acquire approximately 72% of the shares of Panavision Common Stock of the recapitalized Company for an aggregate of approximately $154 million, or $26.69 per share.

     At a meeting of the Board of Directors of the Company held on December 17, 1997, at which all directors were present and participated, Goldman Sachs reviewed with the Board the status of the Mafco recapitalization proposal and its financial and valuation analyses of the proposal. Willkie Farr reviewed the terms of the proposed definitive recapitalization agreement and related agreements. Goldman Sachs delivered its oral opinion (subsequently confirmed in writing) that, subject to the assumptions made, matters considered and limits on its review stated in its opinion, the Aggregate Consideration to be received by the Holders was fair from a financial point of view to such Holders. See 'THE MERGER--Opinion of Goldman Sachs.' The directors then continued their discussion and consideration of the proposed transactions.

     Following discussion, the Board of Directors unanimously approved the Recapitalization Agreement and the transactions contemplated thereby and authorized the execution of the Recapitalization Agreement on behalf of the Company.

     The Board of Directors did not appoint a special committee. The Board of Directors, however, including Ms. Wenig and Mr. Ryckman, neither of whom are officers or employees of the Company or any of its affiliates, unanimously approved the Panavision Recapitalization and the transactions contemplated thereby.

     On the morning of December 18, 1997, the Company, PX Holding and Merger Sub executed the Recapitalization Agreement, the Company, Warburg and Mafco executed the Stockholders Agreement and a press release was issued.

     On April 16, 1998, the Company, Warburg and Mafco executed an amended and restated Stockholders Agreement.

RECOMMENDATION OF THE BOARD OF DIRECTORS; REASONS FOR THE MERGER

     The Board of Directors, after careful consideration, has unanimously approved the Recapitalization Agreement and has determined that the Recapitalization Agreement and the transaction contemplated thereby are fair to and in the best interests of the Company and its stockholders and recommends that holders of Common Stock vote FOR approval and adoption of the Recapitalization Agreement. Prior to approving the Recapitalization Agreement and transactions contemplated thereby, the Board of Directors discussed with its advisors alternatives available to the Company, including the possibility of alternative purchasers, whether the timing of a transaction such as the

Panavision Recapitalization or another type of transaction was in the best interests of the Company and its stockholders, and whether the Merger itself was advisable and in the best interests of the Company and its stockholders. The Board of Directors believed that there were only a limited number of purchasers that might be interested in a possible transaction with the Company due to (i) to the highly specialized nature of the Company's business which the Board of Directors considered in determining the Company's potential marketability to purchasers outside of the entertainment industry; (ii) the fact that Panavision is the leader in an otherwise fragmented rental market for cinematography equipment, thereby making it unlikely that a potential purchaser would emerge from among the Company's competitors; and (iii) the Company's extensive relationships with, and knowledge concerning, most of the major companies in the entertainment industry and its assessment that a transaction between the Company and any of such companies was highly unlikely. In considering these possibilities, the Board of Directors determined that none of such alternatives, even if successfully carried to completion, would likely have resulted in per-share cash consideration payable to the Holders as high as the consideration payable under the Recapitalization Agreement. This latter analysis was based on the historical stock trading prices of the Company, the willingness of Mafco to purchase 88% of the Panavision Common Stock, the fact that the Company's earnings estimates for the fourth quarter of 1997 would be below analysts' expectations and the Company's belief that the disclosure of its earnings estimates would have a greater negative effect on any new proposed purchaser than on the negotiations with Mafco. Because of these factors, and the perceived possibility of Mafco withdrawing its offer if a solicitation process were commenced, the Board of Directors decided not to instruct Goldman Sachs to engage in a solicitation of other parties' interests in the Company. In the course of reaching its decision to approve the Recapitalization Agreement and the Merger, the Board of Directors consulted with the Company's legal and financial advisors and considered the following principal factors which were material to the Board's decision:

          (1) The fact that Warburg holds approximately 67.2% of the outstanding shares of Panavision Common Stock and had indicated to the Board that it believed that the Recapitalization Agreement and the consideration to be received in the Merger were in the best interests of the Company and its stockholders and agreed to accept $0.50 per share less than the consideration to be received by the Holders who elect to receive Cash Election Shares.

          (2) The terms and conditions of the Recapitalization Agreement and other documents to be executed in connection with the Merger, including the amount and form of the consideration, the conditions to closing and the degree of flexibility provided to the Company to conduct its business prior to the closing.

          (3) The opinion of Goldman Sachs delivered to the Board of Directors to the effect that, as of December 18, 1997, and based upon the assumptions made, including an assumption that Holders will receive the Aggregate Cash

     Consideration, defined as cash for approximately 88% of their shares of Panavision Common Stock and retention of the balance of such shares, matters considered and limits of review set forth in such opinion, the Aggregate Consideration to be received by the Holders in the Merger was fair to such Holders from a financial point of view, and the presentation of Goldman Sachs at the December 17, 1997 Board meeting in connection with its opinion. Since Goldman Sachs considered this Aggregate Consideration fair from a financial point of view, the Board of Directors believed that any proration procedures, equitably applied to all Holders to achieve the Aggregate Consideration, would not have weighed against the fairness of the transaction. In that regard, the Board of Directors noted that, in its written opinion, dated December 18, 1997, Goldman Sachs stated that it was not expressing any view as to the election or proration procedures. See 'THE MERGER--Opinion of Goldman Sachs.'

          (4) The fact that the Recapitalization Agreement and the Stockholders Agreement permit the Board of Directors and Warburg to respond to unsolicited inquiries and proposals from third parties interested in the possible acquisition of the Company and to provide information to, and enter into discussions and negotiations with, such parties; and the fact that the interests of Warburg are generally aligned with those of the other stockholders of the Company in the event unsolicited offers from third parties are received.

          (5) The fact that the Recapitalization Agreement permits the Board of Directors to terminate such agreement for a Superior Proposal without payment by the Company of a break-up fee. Additionally, upon such termination of the Recapitalization Agreement, Warburg's obligation under the Stockholders Agreement to support the Recapitalization Agreement and the Merger would also terminate.

          (6) The fact that the consideration to be offered to stockholders of the Company in the Merger will consist, in the aggregate, of approximately 88% cash while still affording stockholders who wish to continue to participate in the ownership of the Company an opportunity to do so and no stockholder will be compelled to relinquish his or her Panavision Common Stock for cash.

          (7) The fact that the stockholders of the Company will have the right to elect to receive cash or to retain Common Stock, subject to proration, which right the Board believed would provide the possibility of some flexibility to any of the Company's stockholders who might desire to retain more Panavision Common Stock after the Merger than would automatically be retained under a non-election based formula. This election would also provide the possibility that the Company's stockholders who desire to receive more cash for their shares than would be provided if the merger consideration consisted solely of a combination of Panavision Common Stock and cash would receive such additional cash if other stockholders elect to retain Non-Cash Election Shares.


          (8) The terms of Mafco's proposal provide that the Merger is to be treated as a recapitalization for accounting purposes and accordingly, the transactions will have no impact upon the historical basis of the Company's assets and liabilities. The Board discussed that the financings contemplated as part of the Panavision Recapitalization may include operating and financial restrictions.

          (9) The volume of shares of Panavision Common Stock traded at specific prices and the total value of Panavision Common Stock traded as a percentage of Panavision Common Stock outstanding during the period from November 21, 1996, the date of the Company's initial public offering, to December 16, 1997. Goldman Sachs' presentation indicated a weighted average market price of $19.89 per share of Panavision Common Stock during this time period. The Board of Directors believed that given this historical stock trading analysis, the premium of 3.8%, 63.6% and 36% to the high, low and weighted average traded market price of the Panavision Common Stock during this period, represented by the $27.00 per share cash consideration, supported its determination that the Merger was fair to the stockholders of the Company. In reaching its determination, the Board of Directors was aware that on December 17, 1997, the last trading day before public announcement of the execution of the Recapitalization Agreement, the reported high and low price of Panavision Common Stock on the NYSE Composite Transactions Tape exceeded $27.00 per share. See '--Opinion of Goldman Sachs' and 'PRICE OF PANAVISION COMMON STOCK'.

          (10) The fact that after the Merger, stockholders may experience difficulty selling shares of Panavision Common Stock or obtaining prices that reflect the value thereof. See 'RISK FACTORS--Proration Relating to Panavision Common Stock.'

          (11) The fact that stockholders may be required to retain shares of Panavision Common Stock as a result of proration. In that regard, the Board of Directors believed that consideration consisting, in the aggregate, of 88% cash and 12% retained shares of Panavision Common Stock was fair to the stockholders of Panavision.

          (12) The fact that each holder of a Company Stock Option, including the executive officers and directors named under 'Executive Compensation,' will be entitled to receive the Cash Price less the exercise price applicable to each Company Stock Option at the Effective Time of the Merger, and that the executive officers and other employees of the Company have received or will receive certain benefits not available to the Company's other stockholders, as set forth in '--Interests of Certain Persons in the Merger.' The Board of Directors considered the benefits executive officers and other employees of the Company have received or will receive and upon careful reflection, including the opinion of its financial advisors, the Board of Directors did not believe that such benefits weighed against the fairness of the transaction, since (i) it is customary for executive officers and employees of public companies to receive stock options as part of their compensation in recognition of their role in increasing stockholder value, (ii) it is customary for these options to be exercised in mergers and (iii) the other benefits relating to most of the options resulted from actions taken to create beneficial tax results for the Company going forward.

          (13) The fact that, pursuant to the Warburg Option, Warburg may require Mafco to purchase the Warburg Option Shares at $25.00 per share, and pursuant to the Mafco Option, Mafco may require Warburg to sell the Warburg Option Shares at $30.00 per share, in each case during the period beginning on the first, and ending on the second, anniversary of the Effective Time.

     The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive. However, the Board of Directors believed that each of the factors enumerated in items (1) through (8) supported its decision to approve the Recapitalization Agreement, the factor enumerated in items (9) and (10), above, weighed against its decision to approve the Recapitalization Agreement and the factors enumerated in items (11) through
(13) were neutral with respect to its decision to approve the Recapitalization Agreement. In addition, individual members of the Board of Directors may have given different weights to different factors. On balance, the Board of Directors believed that those factors supporting its determination to approve the Recapitalization Agreement substantially outweighed that factor weighing against its decision to approve the Recapitalization Agreement. In the course of its deliberations, the Board of Directors did not establish a range of values for the Company; however, based on the factors outlined above, the Board of Directors determined that the Recapitalization Agreement and the Merger are fair to, and in the best interest of, the Company and its stockholders.

OPINION OF GOLDMAN SACHS

     On December 18, 1997, Goldman Sachs delivered its written opinion to the Board of Directors of the Company that, as of the date of such opinion, the Aggregate Consideration to be received by the Holders pursuant to the Recapitalization Agreement was fair from a financial point of view to such Holders.

     THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS DATED DECEMBER 18, 1997, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS ANNEX III TO THIS PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS OF THE COMPANY ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY.

     In connection with its opinion, Goldman Sachs reviewed, among other things,
(i) the Recapitalization Agreement; (ii) the Stockholders Agreement; (iii) the Annual Report to Stockholders for the year ended December 31, 1996 and the Annual Report on Form 10-K of the Company for the year ended December 31, 1996;
(iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal financial analyses and forecasts for the

Company prepared by its management without, and after, giving effect to the Merger. Goldman Sachs also held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, Goldman Sachs reviewed the reported price and trading activity for the Panavision Common Stock, reviewed the financial terms of certain recent relevant business combinations and performed such other studies and analyses as it considered appropriate.

     Goldman Sachs has relied upon the accuracy and completeness of all of the financial and other information reviewed by it and has assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs has assumed with the Company's consent that the financial forecasts provided to it and discussed with it with respect to the Company after giving effect to the Merger, including, without limitation, the Company's capital structure following the Merger, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and that such forecasts will be realized in the amounts and at the times contemplated thereby. Goldman Sachs has also assumed with the Company's consent that the Merger will be treated as a recapitalization in accordance with generally accepted accounting principles. Goldman Sachs has not made an independent evaluation or appraisal with respect to the assets and liabilities of the Company or concerning the solvency or fair value of the Company for any state law or federal bankruptcy law purposes, and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. Goldman Sachs did not express any opinion on the prices at which the Panavision Common Stock are likely to trade following the consummation of the Merger, which may vary depending upon, among other factors, changes in business, market or general economic conditions, liquidity and other factors that generally influence the price of securities. Goldman Sachs' advisory services and its opinion are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Recapitalization Agreement and such opinion does not constitute a recommendation as to how any Holder should vote with respect to such transaction or what election any Holder should make in connection with the Merger.

     The following is a summary of certain of the financial analyses used by Goldman Sachs in connection with providing its written opinion to the Company's Board of Directors on December 18, 1997.

          (i) Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Panavision Common Stock. Such review included Goldman Sachs' presentation of the volume of shares traded at specific prices and the total volume of Panavision Common Stock traded as a percentage of Panavision Common Stock outstanding during the period from November 21, 1996 to December 16, 1997. Such presentation indicated a weighted average market price of $19.89 per share of Panavision Common Stock based on trading prices for the Panavision Common Stock from November 21, 1996 to December 16, 1997 with the Panavision Common Stock traded in such period amounting to 52.3% of the total Panavision Common Stock outstanding. Such review also included Goldman Sachs' analysis of the indexed historical trading prices of the Panavision Common Stock during the period from November 21, 1996 to December 16, 1997 (based on closing prices for the Panavision Common Stock from November 21, 1996 to December 16,
     1997) as compared to the Standard & Poor's 500 Index. In addition, Goldman Sachs analyzed the consideration to be received by Holders pursuant to the Recapitalization Agreement in relation to the high, low and weighted average market prices of the Panavision Common Stock (based on trading prices for the Panavision Common Stock from November 21, 1996 to December 16, 1997). Such analysis indicated that the cash price per share of Panavision Common Stock to be paid to Holders pursuant to the Recapitalization Agreement represented a premium of 3.8% based on the high market price of $26.00 per share of Panavision Common Stock on October 21, 1997, 63.6% based on the low market price of $16.50 per share of Panavision Common Stock on May 12, 1997 and 36% based on the weighted average traded market price of $19.89 per share of Panavision Common Stock.

          On December 17, 1997, the day Goldman Sachs made its presentation to the Panavision Board of Directors and the last trading day before public announcement of the execution of the Recapitalization Agreement, the reported high and low price of Panavision Common Stock on the NYSE Composite Transactions Tape exceeded $27.00 per share. See 'PRICE OF PANAVISION COMMON STOCK.' However, the price of a company's stock on any particular day is not as relevant as its price over an extended time period. For that reason, any analysis based on historical trading prices generally focuses on trading averages over a period, or periods, of time, and not on a trading price on any one day.

          (ii) Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis using the Company's management's projections. Goldman Sachs calculated a net present value of free cash flows for the years 1998 through 2002 using discount rates ranging from 10% to 15% and calculated terminal values at the end of the year 2002 based on multiples ranging from 6x earnings before interest, taxes, depreciation and amortization ('EBITDA') to 9x EBITDA for the year 2002 and using discount rates ranging from 10% to 15%. After subtracting net debt, the implied per share equity values ranged from $18.04 to $34.72.

          (iii) Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to (i) thirteen selected public non-recapitalization transactions in various industries since March 1996 that have closed or are still pending involving financial sponsors (the 'Public Transactions') and
     (ii) seven private company transactions in various industries since May 1996 that have closed or are still pending involving financial sponsors (the 'Private Transactions'), in each case to derive estimates of the total enterprise value as a multiple of latest twelve months ('LTM') EBITDA (the 'LTM EBITDA Multiple') with respect to and as of the date of such transaction. In the case of the Public Transactions, the LTM EBITDA Multiple ranged from 5.0x to 18.0x. In the case of the Private Transactions, the LTM EBITDA Multiple ranged from 7.9x to 10.5x, with a median of 8.5x and a mean of 8.8x. In addition, Goldman Sachs analyzed certain information relating to eleven public recapitalization transactions since April 1995 in various industries that have closed or are still pending (the 'Recapitalization Transactions'). Such analysis indicated that for the Recapitalization Transactions (i) the total enterprise value as a multiple of LTM EBITDA ranged from 5.8x to 15.3x and (ii) the price/earnings ratios ranged from 4.5x to 23.1x. Based on the Company's management's projections and assuming the consideration paid is $27.00 per share of Panavision Common Stock, (i) the total enterprise value as a multiple of the Company's pro forma estimated EBITDA for the year 1997 is 9.5x, and as a multiple of the Company's estimated EBITDA for the year 1998 is 8.2x and (ii) the 1997 estimated price/earnings ratio is 27.0x and the 1998 estimated price/earnings ratio is 23.0x. For purposes of its opinion, Goldman Sachs assumed that the Holders will receive $27.00 in cash for approximately 88% of their Panavision Common Stock and retain the balance of such Panavision Common Stock. The opinion addressed only the Aggregate Consideration to be received by the Holders pursuant to the Recapitalization Agreement. Goldman Sachs did not express any opinion on the prices at which the Panavision Common Stock are likely to trade following the consummation of the Merger, which may vary depending upon, among other factors, the Company's ability to achieve its projections, changes in business, market or general economic conditions, liquidity and other factors that generally influence the price of securities.

          (iv) Analysis at Various Prices. Goldman Sachs used the Company's management projections to calculate various multiples over a range of prices per share for the years 1997 through 1999. At $27.00 per share of Panavision Common Stock, the Company's (a) total enterprise value as a multiple of revenues for the years 1997 through 1999 ranged from 2.7x to 3.7x, (b) total enterprise value as a multiple of EBITDA for the years 1997 through 1999 (including, in addition, EBITDA on a pro forma basis for the year 1997) ranged from 7.3x to 10.5x, (c) total enterprise value as a multiple of earnings before interest and taxes ('EBIT') for the years 1997 through 1999 ranged from 12.9x to 18.3x and (d) total equity value as a multiple of net income (excluding pro forma interest expense associated with the Merger) for the years 1997 through 1999 ranged from 20.3x to 27.0x. The analysis indicated that the Company's total enterprise value as a multiple of EBITDA on a pro forma basis (giving effect to the acquisition of the Film Services Group of Visual Action Holdings Plc effective on June 5, 1997) for the year 1997 was 9.5x, compared to a LTM EBITDA Multiple ranging from 5.0x to 18.0x for the Public Transactions, 7.9x to 10.5x for the Private Transactions, and 5.8x to 15.3x for the Recapitalization Transactions.

          (v) Leveraged Recapitalization Analysis. Goldman Sachs performed a leveraged recapitalization analysis of the Company after giving effect to the Merger using the Company's management's projections and Mafco's assumed capitalization structure for the Company. The purpose of this analysis was to demonstrate the effects that the consideration would have on financial data and ratios in such a leveraged transaction (i.e., interest coverage, debt repayment and returns on equity). This analysis was meant to provide the Board of Directors with a way to quantify, in connection with its determination of the fairness of the Aggregate Consideration, the range of potential risks and returns of the transaction to Mafco, based on the information provided to it by the Company and Mafco. Based on certain financial parameters, the Company's debt as a multiple of its EBITDA for the years 1998 to 2002 ranged from 3.42x to 5.67x and its EBITDA as a multiple of cash interest for the years 1998 to 2002 ranged from 3.34x to 8.26x. In addition, based on Mafco's average purchase price of $26.69 per share of Panavision Common Stock, and (i) based on the Company's total enterprise value as a multiple of EBITDA for the years 2000 to 2002 ranging from 6.0x to 10.0x, the return to an investor like Mafco (with an average purchase price per share of $26.69) for the years 2000 to 2002 ranged from -13.9% to 39.0% and (ii) based on the Company's price/earnings ratios for the years 2000 to 2002 ranging from 18.0x to 22.0x, the return to an investor like Mafco (with an average purchase price per share of $26.69) for the years 2000 to 2002 ranged from -11.4% to 18.0%. The foregoing ranges of potential risks and returns, considered in the context of the ranges derived from the other analyses, were considered by the Board of Directors to be supportive of its determination with respect to the fairness of the Aggregate Consideration.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Panavision Recapitalization. The analyses were prepared solely for purposes of Goldman Sachs' providing its opinion to the Company's Board of Directors as to the fairness from a financial point of view of the Aggregate Consideration to be received by the Holders pursuant to the Recapitalization Agreement and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Goldman Sachs assumed with the Company's consent that the financial forecasts provided to it and discussed with it with respect to the Company after giving effect to the Merger were reasonably prepared on a basis reflecting the best available estimates and judgments of the management of the Company. However, analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, Goldman Sachs' opinion to the Board of

Directors of the Company was one of many factors taken into consideration by the Company's Board of Directors in making its determination to approve the Recapitalization Agreement. The foregoing summary does not purport to be a complete description of the analysis performed by Goldman Sachs and is qualified by reference to the written opinion of Goldman Sachs set forth in Annex III hereto.

     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as managing underwriter of an initial public offering of the Panavision Common Stock in November 1996, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Recapitalization Agreement. Goldman Sachs has also provided investment banking services from time to time to Mafco and its affiliates and may continue to do so in the future.

     Pursuant to a letter agreement dated November 7, 1997 (the 'Engagement Letter'), the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Goldman Sachs upon consummation of the Merger a transaction fee of 0.62% of the aggregate consideration, as defined in the Engagement Letter, paid in the transaction, which is expected to be approximately $4 million. The Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

CERTAIN ESTIMATES OF FUTURE OPERATIONS AND OTHER INFORMATION

     The Company does not as a matter of course make public forecasts as to its future financial performance. However, in connection with preliminary discussions concerning the feasibility of the Recapitalization Agreement, the Stockholders Agreement and the transactions contemplated thereby, the Company prepared and furnished Mafco with certain financial projections which are not publicly available. The information provided included projections of the Company's results of operations through 2001, which included the following information (in $000's):

                                                            1998        1999        2000        2001
                                                          --------    --------    --------    --------
Total Revenue..........................................   $220,012    $238,114    $257,853    $279,387
Gross Profit...........................................   $109,855    $118,402    $128,259    $139,562
Operating Profit.......................................   $ 45,238    $ 50,395    $ 56,684    $ 63,329
Pre-Tax Income.........................................   $  2,251    $  6,168    $ 11,646    $ 19,035
After-Tax Income.......................................   $  1,576    $  4,318    $  8,152    $ 13,324


     The Company assumed in connection with its projections that a recapitalization of the Company in which significant additional indebtedness was incurred had been consummated and that interest expense ranging from approximately $43 million to approximately $46 million would be incurred in each of the years 1998 through 2001. Accordingly, the Company's projections of pre-tax and after-tax income set forth above are not comparable to the Company's pre-tax and after-tax income for any historical period. Furthermore, the 1998 estimates included in the above table do not reflect certain significant one time charges, currently estimated to be approximately $57 million, which the Company will recognize in the quarter in which the Panavision Recapitalization closes. See 'UNAUDITED PRO FORMA FINANCIAL DATA' elsewhere in this document and 'MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS' in the Company's Annual Report on Form 10-K. Moreover, due to the anticipated highly leveraged nature of the Company's capital structure subsequent to the consummation of the Merger, any change in the actual amount of interest expense from that assumed would have a significant effect on the Company's net income. See 'UNAUDITED PRO FORMA FINANCIAL DATA.'

     The Company made certain additional assumptions in connection with its projections. Such assumptions, relating to the projected results of operations for 1998, included: camera revenue increase of 11.2% over 1997 camera revenue; a 4% increase over 1997 figures in lighting revenue; and no increase or decrease in sales and other revenue from 1997 to 1998. Additionally, a 6% increase in operating costs, as compared to 1997, was assumed; a $2 million increase from 1997 in depreciation of rental equipment was assumed; a 4% increase in selling and administrative cost over 1997 costs, offset by a $1.5 million reduction in 1998 due to certain projected savings, was assumed; and research and development costs was assumed to increase by 20.6% from 1997 to 1998.

     The Company made additional assumptions in connection with preparing the financial projections. Such assumptions, concerning the revenue generated by the Company, included, a growth rate of 10% each year from 1998 through 2001 for camera rental revenue; a growth rate of 5% each year from 1998 through 2001 for lighting rental revenue; and a growth rate of 4% each year from 1998 through 2001 for sales and other revenue. In addition, the Company made the following assumptions relating to certain expenses of the Company: operating costs would increase by 6% each year from 1998 through 2001; depreciation of rental equipment would increase by $4.5 million each year from 1998 through 2001; agent's commissions would increase by 10% per year from 1998 through 2001; selling, general and administrative costs would increase 5% per year from 1998 through 2001; and research and development costs would increase 7.5% per year from 1998 through 2001. Other assumptions made by the Company included the following: other income was assumed to remain constant from 1998 through 2001 and the income tax expense was assumed to be at a 30% provision rate for 1998 and is expected to be closer to the statutory rate beyond 1998 and may be significantly higher than that depending on, among other factors, the mix of U.S. and foreign source income.


     THE FOREGOING FORECASTS WERE PREPARED SOLELY FOR INTERNAL USE AND NOT FOR PUBLICATION OR WITH A VIEW TO COMPLYING WITH THE PUBLISHED GUIDELINES OF THE COMMISSION REGARDING PROJECTIONS OR WITH THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS AND ARE INCLUDED IN THIS PROXY STATEMENT ONLY BECAUSE THEY WERE FURNISHED TO MAFCO. THE FORECASTS NECESSARILY REFLECT NUMEROUS ASSUMPTIONS WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, MANY OF WHICH ARE INHERENTLY UNCERTAIN OR BEYOND THE COMPANY'S CONTROL. ONE CANNOT PREDICT WHETHER THE ASSUMPTIONS MADE IN PREPARING THE FORECASTS WILL BE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE CONTAINED IN THE FORECASTS. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT MAFCO, PX HOLDING, THE COMPANY OR ANYONE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF FUTURE EVENTS, AND THIS INFORMATION SHOULD NOT BE RELIED ON AS SUCH. NONE OF MAFCO, PX HOLDING OR THE COMPANY ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE FORECASTS AND THE COMPANY HAS MADE NO REPRESENTATION TO MAFCO OR PX HOLDING REGARDING THE FORECASTS DESCRIBED ABOVE. NEITHER THE COMPANY'S AUDITORS NOR ANY OTHER INDEPENDENT ACCOUNTANTS HAVE COMPILED, EXAMINED OR PERFORMED ANY PROCEDURES WITH RESPECT TO THE COMPANY'S ESTIMATES, NOR HAVE THEY EXPRESSED ANY OPINION OR ANY OTHER FORM OF ASSURANCE ON SUCH INFORMATION OR ITS ACHIEVABILITY, AND ASSUME NO RESPONSIBILITY FOR, AND DISCLAIM ANY ASSOCIATION WITH, THE FOREGOING PROSPECTIVE FINANCIAL INFORMATION.

     The Company's projections should be read together with 'RISK FACTORS' and 'UNAUDITED PRO FORMA FINANCIAL STATEMENTS.'

MERGER CONSIDERATION

  Panavision Common Stock

     Subject to certain provisions as described herein, each Holder's issued and outstanding share of Panavision Common Stock will be either (i) converted into the right to receive in cash (a 'Cash Election Share') from the Company following the Merger an amount equal to $27.00 (the 'Cash Price') or (ii) with respect to which an election to retain Panavision Common Stock has been made and not revoked in accordance with the Recapitalization Agreement, converted into the right to retain one fully paid and nonassessable share of Panavision Common Stock (a 'Non-Cash Election Share').

     Warburg will exchange 88% of its shares of Panavision Common Stock (subject to increase to the extent fewer than 88% of the Holders' shares of Panavision Common Stock are exchanged for cash) for Redeemable Preferred Stock, redeemable immediately upon consummation of the Merger at a price equivalent to $26.50 in cash per share of Panavision Common Stock.

ELECTION OF CASH OR PANAVISION COMMON STOCK

     Record Holders of shares of Panavision Common Stock will be entitled to make an Election on or prior to the Election Date to retain Non-Cash Election Shares or to receive the Cash Price in respect of their Cash Election Shares.

Shares held by Holders who fail to make an Election will be deemed Cash Election Shares. If the number of Cash Election Shares is greater than the Cash Election Number, then each Cash Election Share shall receive $27.00 in cash or be retained as a share of Panavision Common Stock in the following manner: (i) the Proration Factor shall be determined by dividing the Cash Election Number by the total number of Cash Election Shares; (ii) the number of Cash Election Shares converted into cash shall be determined by multiplying the Proration Factor by the total number of Cash Election Shares covered by such election, rounded down to the nearest whole number; and (iii) all Cash Election Shares, other than those shares that shall receive cash under (ii) above, shall be deemed to be retained shares of Panavision Common Stock (on a consistent basis among Holders who held shares of Panavision Common Stock as to which they did not make a Non-Cash Election, pro rata to the number of shares as to which they made such election).

POSSIBLE EFFECTS OF PRORATION

     The following examples illustrate the potential effects of proration. The following examples are based upon there being outstanding 18,928,500 shares of Panavision Common Stock as of the Effective Time of the Merger.

HOLDER A OWNS 100 SHARES AND ELECTS TO RECEIVE CASH FOR ALL OF ITS SHARES OF PANAVISION COMMON STOCK OR FAILS TO MAKE AN ELECTION.

          (i) If other Holders of at least 745,380 shares of Panavision Common Stock, representing at least 12% of such Holders' shares of Panavision Common Stock, elect to retain shares of Panavision Common Stock, then Holder A will receive $2,700.00 in cash (100 shares at $27.00 per share).

          (ii) If other Holders of less than 745,380 shares of Panavision Common Stock, representing less than 12% of such Holders' shares of Panavision Common Stock, elect to retain shares of Panavision Common Stock, then Holder A will not receive cash for all of its 100 shares of Panavision Common Stock and will be required to retain some shares. In such a case, every Holder must retain a small number of shares of Panavision Common Stock in order to increase the number of retained shares of Panavision Common Stock to 745,380, representing 12% of such Holders' shares of Panavision Common Stock. However, even in the case of maximum proration (i.e., no Holder elects to retain shares of Panavision Common Stock), on a fully diluted basis, Holder A will still be assured of receiving at least $2,376.00 in cash (approximately 88% of its shares of Panavision Common Stock, or 88 shares of Panavision Common Stock at $27.00 per share) and will retain approximately 12% of its shares of Panavision Common Stock, or 12 shares of Panavision Common Stock.

HOLDER B OWNS 100 SHARES AND ELECTS TO RETAIN ALL ITS SHARES OF PANAVISION COMMON STOCK.

          (i) Regardless of how many Holders (including Holder B) elect to retain shares of Panavision Common Stock, Holder B will be able to retain all 100 of its shares of Panavision Common Stock.

HOLDER C OWNS 100 SHARES AND ELECTS TO RETAIN 50 SHARES OF PANAVISION COMMON STOCK AND ELECTS CASH FOR 50 SHARES OF PANAVISION COMMON STOCK.


          (i) Regardless of how many Holders (including Holder C) elect to retain shares of Panavision Common Stock or elect Cash Election Shares, Holder C will be able to retain all 50 of its Non-Cash Election Shares of Panavision Common Stock.

          (ii) In the event that Holders (including Holder C) of at least 745,380 shares of Panavision Common Stock, representing at least 12% of such Holders' shares of Panavision Common Stock, elect to retain shares of Panavision Common Stock, then Holder C will be able to retain its 50 shares of Panavision Common Stock and will receive $1,350.00 in cash (50 Shares at $27.00 per share).

          (iii) If the Holders (including Holder C) of less than 745,380 shares of Panavision Common Stock, representing less than 12% of such Holders' shares of Panavision Common Stock, elect to retain shares of Panavision Common Stock, then Holder C would be required to retain more than 50 shares of Panavision Common Stock. For example, if no Holders other than Holder C elected to retain shares of Panavision Common Stock, then all Holders must collectively retain an additional 745,330 shares of Panavision Common Stock. In this example, Holder C would be required to retain an additional 6 shares of Panavision Common Stock (for a total of 56 shares of Panavision Common Stock) and would receive $1,188.00 in cash (44 shares at $27.00 per share). The additional shares of Panavision Common Stock are calculated by multiplying the 50 Cash Election Shares of Holder C by a fraction the numerator of which is the 745,330 additional shares of Panavision Common Stock and the denominator of which is 6,211,500, the total number of Holders' shares outstanding, less the 50 retained shares of Panavision Common Stock. If the Holders elected to retain more than 50 shares of Panavision Common Stock in the aggregate, Holder C would receive less shares than in the example above, but would receive commensurately more cash.

ELECTION PROCEDURE

     The Form of Election is being mailed to holders of record of Panavision Common Stock together with this Proxy Statement.

     FOR A FORM OF ELECTION TO BE EFFECTIVE, HOLDERS OF PANAVISION COMMON STOCK MUST PROPERLY COMPLETE SUCH FORM OF ELECTION (TOGETHER, ONLY IN THE CASE OF NON-CASH ELECTION SHARES, WITH CERTIFICATES FOR SHARES OF PANAVISION COMMON STOCK HELD BY SUCH HOLDER, DULY ENDORSED IN BLANK OR OTHERWISE IN FORM ACCEPTABLE FOR TRANSFER ON THE BOOKS OF THE COMPANY (OR BY APPROPRIATE GUARANTEE OF DELIVERY AS SET FORTH IN SUCH FORM OF ELECTION)). SUCH FORM OF ELECTION MUST BE RECEIVED BY THE EXCHANGE AGENT AT ONE OF ITS ADDRESSES LISTED ON THE FORM OF ELECTION AND NOT WITHDRAWN, BY 5:00 P.M., EASTERN TIME, ON THE ELECTION DATE. HOLDERS OF PANAVISION COMMON STOCK WHO MAKE AN ELECTION TO RETAIN LESS THAN ALL OF THEIR SHARES AS NON-CASH ELECTION SHARES WILL RECEIVE A NEW SHARE CERTIFICATE FROM THE EXCHANGE AGENT FOR THE REMAINDER OF THE SHARES REPRESENTED BY THE OLD

CERTIFICATE.

     SHARES HELD BY STOCKHOLDERS WHO FAIL TO MAKE AN ELECTION WILL BE DEEMED CASH ELECTION SHARES. STOCKHOLDERS ELECTING TO RECEIVE CASH OR WHO DO NOT MAKE AN ELECTION SHOULD RETAIN THEIR STOCK CERTIFICATES UNTIL LETTERS OF TRANSMITTAL ARE RECEIVED AFTER THE EFFECTIVE TIME OF THE MERGER. SEE 'THE
MERGER--CONVERSION/RETENTION OF SHARES; PROCEDURES FOR EXCHANGE OF
CERTIFICATES.'

     The determinations of the Exchange Agent as to whether Elections have been properly made or revoked, and when such Elections or revocations were received, will be binding.

MERGER SUB COMMON STOCK AND PX HOLDING STOCK PURCHASE

     In the Merger, all shares of stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into ten shares of Panavision Common Stock. Immediately prior to the consummation of the Merger, the Company and PX Holding shall consummate the PX Holding Stock Purchase, pursuant to which the Company shall sell the Designated Number of Common Shares to PX Holding for the Designated Per Share Purchase Price. As a result of the Merger, assuming that an aggregate of 88% of the Holders shares of Panavision Common Stock is converted into the right to receive cash, PX Holding will hold approximately 5,784,199 newly issued shares of Panavision Common Stock (or 5,808,750 shares of Panavision Common Stock under the Significant Share Retention Alternative), or approximately 72% of the shares (59.1% of the shares under the Significant Share Retention Alternative) of Panavision Common Stock expected to be outstanding immediately after the Merger.

     In accordance with the Recapitalization Agreement, the 'Designated Per Share Purchase Price' shall mean the number obtained by dividing (x) the sum of
(A) the number Cash Election Shares multiplied by $27.00, (B) the number of Company Stock Options to be cashed out multiplied by $27.00, and (C) 100 times the number of shares of Redeemable Preferred Stock, multiplied by $26.50, by (y) the sum of (A) the number of Cash Election Shares, (B) the number of Company Stock Options to be cashed out, and (C) 100 times the number of shares of Redeemable Preferred Stock. 'Designated Number of Common Shares' shall mean such number of shares of Panavision Common Stock which, when added to the number of shares of Non-Cash Election Shares and the number of shares of Panavision Common Stock to be retained by Warburg pursuant to the Stockholders Agreement, results in a number shares of Panavision Common Stock that when multiplied by the Designated Per Share Purchase Price, shall equal $215,000,000. Assuming that an aggregate of 88% of the Holders' shares of Panavision Common Stock is converted into the right to receive cash, the Designated Per Share Purchase Price will be $26.69; under the Significant Share Retention Alternative, the Designated Per Share Purchase Price will be $26.58 per share.

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective upon the filing of the Certificate of

Merger with the Secretary of State of the State of Delaware or such later date as is specified in such Certificate of Merger. The filing of the Certificate of Merger will occur as soon as practicable on or after the satisfaction or waiver of the conditions to the Merger specified in the Recapitalization Agreement unless another date is agreed to in writing by the Company and Merger Sub. Subject to certain limitations, the Recapitalization Agreement may be terminated by either Merger Sub or the Company if, among other reasons, the Merger has not been consummated on or before the later of (a) April 30, 1998 and (b) 45 days after the Commission has declared effective the Proxy Statement (but in no event later than June 30, 1998). See 'CERTAIN PROVISIONS OF THE RECAPITALIZATION AGREEMENT--Conditions to the Consummation of the Merger' and '--Termination; Amendments; Waiver.'

CONVERSION/RETENTION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

  Panavision Common Stock

     The conversion of shares of Panavision Common Stock into Cash Election Shares or Non-Cash Election Shares following the Merger will occur at the Effective Time.

     As soon as practicable as of or after the Effective Time, the Exchange Agent will send a letter of transmittal to each holder of Panavision Common Stock (other than holders of Panavision Common Stock who have made an Election to retain all of their shares as Non-Cash Election Shares and who have properly submitted Forms of Election and share certificates to the Exchange Agent) . The letter of transmittal will contain instructions with respect to the surrender of certificates representing shares of Panavision Common Stock in exchange for cash and, under certain circumstances, certificates representing shares of Panavision Common Stock to be retained in the Merger.

     EXCEPT FOR PANAVISION COMMON STOCK CERTIFICATES SURRENDERED WITH A FORM OF ELECTION BY HOLDERS OF NON-CASH ELECTION SHARES AS DESCRIBED ABOVE UNDER 'THE MERGER--ELECTION PROCEDURE,' STOCKHOLDERS OF THE COMPANY SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL.

     As soon as practicable after the Effective Time, each Holder of an outstanding certificate or certificates at such time which prior thereto represented shares of Panavision Common Stock shall, upon surrender to the Exchange Agent of such certificate or certificates and acceptance thereof by the Exchange Agent, be entitled to the amount of cash, if any, into which the number of shares of Panavision Common Stock previously represented by such certificate or certificates surrendered shall have been converted pursuant to the Recapitalization Agreement and a certificate or certificates representing the number of full shares of Panavision Common Stock, if any, to be retained by the Holder thereof as Non-Cash Election Shares pursuant to the Recapitalization Agreement. The Exchange Agent will accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there will be no further transfer on the records of the Company or its transfer agent of certificates representing shares of Panavision Common Stock which have been converted, in whole or in part, pursuant to the Recapitalization Agreement into Cash Election Shares, and if such certificates are presented to the Company for transfer, they will be canceled against delivery of cash and, if appropriate, certificates for retained Panavision Common Stock. Until surrendered as contemplated by the Recapitalization Agreement, each certificate for shares of Panavision Common Stock will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the consideration contemplated by the Recapitalization Agreement. NO INTEREST WILL BE PAID OR WILL ACCRUE ON ANY CASH PAYABLE AS CONSIDERATION IN THE MERGER.

     No dividends or other distributions with respect to retained Panavision Common Stock with a record date after the Effective Time will be paid to the Holder of any unsurrendered certificate for shares of Panavision Common Stock with respect to the shares of retained Panavision Common Stock represented thereby until the surrender of such certificate in accordance with the Recapitalization Agreement. Subject to the effect of applicable laws, following surrender of any such certificate, there shall be paid to the Holder of the certificate representing shares of retained Panavision Common Stock issued in connection therewith, without interest, at the appropriate payment date, the proportionate amount of dividends or other distributions, if any, with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of retained Panavision Common Stock.

CONDUCT OF BUSINESS PENDING THE MERGER

     Pursuant to the Recapitalization Agreement, the Company has agreed that prior to the Effective Time its business and that of its subsidiaries will be conducted only in the ordinary course of business and in compliance with applicable law. See 'CERTAIN PROVISIONS OF THE RECAPITALIZATION
AGREEMENT--Conduct of Business Pending the Merger.'

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     The obligations of Panavision, PX Holding and Merger Sub to consummate the Merger are subject to various conditions, including, without limitation, (i) Panavision and PX Holding each having received a solvency letter as to the solvency of Panavision and its subsidiaries on a consolidated basis after giving effect to the transactions contemplated by the Recapitalization Agreement, (ii) obtaining requisite Panavision stockholder approval, (iii) the termination or expiration of the relevant waiting period under the HSR Act, and (iv) the absence of any injunction or other legal restraint or prohibition preventing the consummation of the Merger. See 'CERTAIN PROVISIONS OF THE RECAPITALIZATION AGREEMENT--Conditions to the Consummation of the Merger' and 'REGULATORY APPROVALS.' In addition, the obligation of PX Holding and Merger Sub to consummate the Merger is subject to the absence of any change in or effect on the business, financial condition or results of operations of the Company and its subsidiaries that would be materially adverse to the Company and its subsidiaries taken as a whole.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     In the opinion of Willkie Farr & Gallagher, the following are, under currently applicable law, the material United States federal income tax considerations generally applicable to the Merger. The tax treatment described herein may vary depending upon each stockholder's particular circumstances and tax position. Certain stockholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States, stockholders who do not hold their shares as capital assets and stockholders who have acquired their shares upon the exercise of options or otherwise as compensation) may be subject to special rules not discussed below. No ruling from the Internal Revenue Service (the 'IRS') will be requested with respect to the federal income tax consequences discussed herein. Accordingly, there can be no assurance that the IRS will agree with the conclusions stated herein. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the 'Code'), and regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities are subject to repeal, revocation, and amendment (in each case, possibly with retroactive effect) which may result in federal income tax consequences different from those discussed below. In addition, this discussion does not consider the effect of any applicable foreign, state, local or other tax laws. EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS.

  Characterization of the Merger for U.S. Federal Income Tax Purposes

     For U.S. federal income tax purposes, Merger Sub will be disregarded as a transitory entity, and the Merger of Merger Sub with and into the Company will be treated as a sale of a portion of a tendering stockholder's Panavision Common Stock to Mafco and as a redemption of a portion of such stockholder's Panavision Common Stock by the Company. The receipt of cash by a stockholder in exchange for Panavision Common Stock pursuant to the Merger will be a taxable transaction for federal income tax purposes. A stockholder will recognize gain or loss measured by the difference between the cash received in exchange for such stockholder's shares of Panavision Common Stock pursuant to the Merger and the adjusted tax basis of such shares. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the stockholder has held such stock for more than one year. Stockholders who are individuals may benefit from lower capital gains tax rates if the stockholder's holding period for their shares of Panavision Common Stock exceeds eighteen months.

     Stockholders who elect to retain their Panavision Common Stock or who receive Panavision Common Stock in connection with the Merger will not recognize gain or loss with respect to the Panavision Common Stock retained or received by them.

  Federal Income Tax Consequences of the Merger for Non-U.S. Stockholders


     Generally, cash received by a foreign stockholder with respect to Panavision Common Stock exchanged in connection with the Merger will not be subject to U.S. withholding or other U.S. taxes. A 'foreign stockholder' is any person who is, for U.S. federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust.

     THOUGH THE FOREGOING ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE MERGER, DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, THE DISCUSSION DOES NOT ADDRESS ALL FEDERAL INCOME TAX CONSEQUENCES WHICH MAY BE APPLICABLE TO A PARTICULAR STOCKHOLDER. EACH STOCKHOLDER IS THEREFORE URGED TO AND SHOULD CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO SUCH STOCKHOLDER, IN THE LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES, OF THE DISPOSITION OF STOCK PURSUANT TO THE MERGER.

ACCOUNTING TREATMENT

     The Panavision Recapitalization will be accounted for as a recapitalization as there will be a significant continuation of stockholder ownership. Accordingly, the transactions will have no impact on the historical basis of the Company's assets and liabilities.

EFFECT ON STOCK OPTIONS AND EMPLOYEE BENEFIT MATTERS

     Each Company Stock Option that is outstanding immediately prior to the Merger, whether or not vested or exercisable, shall, simultaneously with the Merger, be canceled in exchange for a prompt payment of a single lump sum cash payment equal to the product of (i) the number of shares of Panavision Common Stock subject to such Company Stock Option and (ii) the excess, if any, of the Cash Price over the exercise price per share of such Company Stock Option.

     For a period of at least 18 months following the Effective Time, the Surviving Corporation (as defined herein) shall provide employee benefit plans, programs and arrangements, either directly or through a plan of an affiliate that, in the aggregate, provide benefits not materially less favorable than the plans currently in effect.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain directors and executive officers of the Company have interests, described herein, that present them with conflicts of interest in connection with the Merger. The Board of Directors is aware of the conflicts described below and considered them in addition to the other matters described under 'THE MERGER--Recommendation of the Board of Directors; Reasons for the Merger.'

     Pursuant to the provisions of the Recapitalization Agreement, each holder of a Company Stock Option, including the executive officers and directors named under 'Executive Compensation,' shall be entitled to receive the Cash Price less the exercise price applicable to each Company Stock Option. Accordingly, at the Effective Time the following individuals will receive cash payments in respect of their Company Stock Options: William C. Scott, $9,453,036; John S. Farrand, $7,909,613; Jeffrey J. Marcketta, $3,075,915; and Christopher M.R. Phillips, $731,779; and all directors and all employees (including the officers named above) as a group (a total of 36 individuals), $29,263,593. See 'SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,' 'NOMINEES FOR ELECTION AS DIRECTORS OF PANAVISION' and 'CERTAIN RELATIONSHIPS AND TRANSACTIONS' for a description of Management's interests before and after the Panavision Recapitalization.

     In December 1997, in order to facilitate the payment of taxes related to the exercise of options issued pursuant to the Panavision Stock Option Plan, the Company made advances to certain officers and key employees in the form of notes. Notes were issued by Messrs. Scott, Farrand and Marcketta in the amount of $2,152,503, $3,698,800 and $924,700, respectively. The notes are recourse obligations and mature on the earlier of December 24, 2000 or the date of consummation of the Panavision Recapitalization. Interest on the notes is compounded semiannually at the applicable federal rate in effect on the date the notes were issued.

     Pursuant to the Recapitalization Agreement, the Company has agreed for six years after the Effective Time to indemnify all present directors and officers of the Company and its subsidiaries and will, subject to certain limitations, maintain for four years a directors' and officers' insurance and indemnification policy containing terms and conditions which are not less advantageous than any policy which may be in effect prior to the Effective Time. See 'CERTAIN PROVISIONS OF THE RECAPITALIZATION AGREEMENT--Indemnification; Directors' and Officers' Insurance.'

     Pursuant to the Stockholders Agreement, Warburg has granted Mafco the option to purchase the remaining Warburg Shares from Warburg at $30.00 per share and Mafco has granted Warburg the option (the 'Warburg Option') to sell such Warburg Shares to Mafco at $25.00 per share. These options are exercisable during the Option Period. In addition, if the Recapitalization Agreement is terminated in accordance with the Transaction Proposal Termination Provision (as defined herein), the Company Board Action Provision (as defined herein) or the Stockholder Approval Termination Provision (as defined herein) of the Recapitalization Agreement, or the Recapitalization Agreement shall have been amended to increase the amount of merger consideration, and if Warburg receives any consideration in connection with a Transaction Proposal or an amended Recapitalization Agreement, Warburg will pay to Mafco all or a portion thereof. See 'CERTAIN PROVISIONS OF THE STOCKHOLDERS AGREEMENT.'

RESALE OF PANAVISION COMMON STOCK FOLLOWING THE MERGER

     The Panavision Common Stock to be retained in connection with the Merger will be freely transferable, except that shares retained by any stockholder who may be deemed to be an 'affiliate' (as defined under the Securities Act and generally including, without limitation, directors, certain executive officers and beneficial owners of 10% or more of a class of capital stock) of the Company for purposes of Rule 145 under the Securities Act will not be transferable except in compliance with the Securities Act. This Proxy Statement does not cover sales of Panavision Common Stock retained by any person who may be deemed to be an affiliate of the Company.

RECAPITALIZATION FINANCINGS

     In connection with the Panavision Recapitalization, the Company expects to
(i) enter into a credit agreement with a maximum commitment amount of $340 million, (ii) assume obligations under notes with an aggregate issue price of $150 million and (iii) receive an equity contribution from PX Holding of approximately

$154 million (collectively, the 'Recapitalization Financings'). It is currently anticipated that the Recapitalization Financings will be used to (i) fund the payment of the cash consideration in the Merger, (ii) repay or repurchase certain indebtedness of the Company, (iii) pay the fees and expenses in connection with the Merger and the Recapitalization Financings and (iv) provide for working capital requirements.

  9 5/8% Senior Subordinated Discount Notes Due 2006

     On February 6, 1998, PX Escrow Corp., a wholly owned subsidiary of PX Holding ('PX Escrow'), issued 9 5/8% Senior Subordinated Discount Notes Due 2006 (the 'Notes') for gross proceeds of $150 million in an offering to qualified institutional buyers exempt from registration under the Securities Act pursuant to Rule 144A and to certain persons in offshore transactions in reliance on Regulation S thereof (the 'Offering'). The proceeds of the Offering have been deposited in escrow pending consummation of the transactions contemplated by the Recapitalization Agreement, at which time the Company will assume (the 'Panavision Assumption') the obligations of PX Escrow under the Notes, the indenture (the 'Indenture') pursuant to which the Notes were issued and the escrow agreement governing the escrow. The Company will also assume PX Escrow's obligations under the purchase agreement relating to the Notes and a registration rights agreement (the 'Registration Agreement') requiring the Company to file an exchange offer registration statement or, under certain circumstances, a shelf registration statement relating to the Notes. As consideration for its assumption of PX Escrow's obligations under the Notes and such agreements, the Company will receive approximately $144 million of the proceeds of the Offering (representing the net proceeds after deducting discounts and related fees and expenses) together with a portion of the earnings on the funds deposited in escrow, which funds will be used, in part, to fund the transactions contemplated by the Recapitalization Agreement.

     The Notes are unsecured, subordinated in right of payment to all existing and future senior debt of the Company and will mature on February 1, 2006. Prior to February 1, 2002, there will be no periodic cash pay ments of interest on the Notes, except as described below. The Notes were issued at a substantial discount from their principal amount at maturity. The accretion of original issue discount (the difference between the original issue price of the Notes and their principal amount at maturity) in the period during which the Notes remain outstanding is calculated on a semi-annual bond equivalent basis using a 360-day year composed of twelve 30-day months. Such accretion commenced on the date the

Notes were issued and ends on February 1, 2002, at which time the accreted value of the Notes will equal their aggregate principal amount at maturity of $217.9 million. Thereafter, the Notes will bear interest at a rate equal to 9 5/8% per annum, payable semiannually commencing August 1, 2002. In addition, if the Company fails to comply with certain of its obligations under the Registration Agreement, additional interest will be payable in cash on the Notes.

     On and after February 1, 2002, the Company may redeem the Notes in whole at any time or in part from time to time at the redemption prices specified therein as a percentage of the then accreted value of the Notes plus accrued and unpaid interest, if any, to the date of redemption. Prior to February 1, 2002, the Company may redeem the Notes in whole at a redemption price equal to the then accreted value of the Notes plus accrued and unpaid interest, if any, to the date of redemption, plus a specified premium. Prior to February 1, 2001, in connection with certain public offerings of Panavision Common Stock, the Company, may, at its option, redeem the Notes at a redemption price equal to 109 5/8% of the then accreted value of the Notes plus accrued and unpaid interest, if any, to the date of redemption, provided that at least $141.6 million aggregate principal amount at maturity of Notes remains outstanding after each such redemption.

     Upon a change of control of the Company, each holder of the Notes has the right to require the Company to repurchase all or a portion of such holder's Notes at a price equal to 101% of the then accreted value of such Notes, plus accrued and unpaid interest, if any, to the date of repurchase.

     The Indenture contains various restrictive covenants, including limitations on debt, limitations on other senior subordinated debt and secured debt, limitations on restricted payments, limitations on sales of assets and subsidiary stock, limitations on transactions with affiliates, limitations on restrictions on distributions from subsidiaries and limitations on issuances of guarantees of debt (which, under certain circumstances, may require the Company to cause certain subsidiaries of the Company to guarantee its obligations under the Notes).

     Events of default under the Indenture include, among other things, (i) a default continuing for 30 days in the payment of interest when due, (ii) a default in the payment of any principal when due, (iii) the failure to comply with the covenants in the Indenture, subject in certain instances to grace periods, (iv) failure to pay other indebtedness of the Company or a Significant Subsidiary (as defined in the Indenture) in excess of $10 million upon final maturity or as a result of such indebtedness becoming accelerated and such default continues for a period of 10 days after notice thereof, (v) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary and (vi) the failure to pay any judgment in excess of $10 million.

  New Credit Agreement


     In connection with the Panavision Recapitalization, The Chase Manhattan Bank ('Chase') will structure, arrange and syndicate senior secured credit facilities (the 'Credit Facilities') that will be available to the Company in an aggregate amount of up to $340.0 million, pursuant to definitive credit documentation to be entered into prior to the consummation of the Panavision Recapitalization (the 'New Credit Agreement'). The Credit Facilities will be comprised of (x) a term loan facility (the 'Term Facility') in an aggregate amount of $240.0 million, consisting of two tranches, one of which will be a 6-year facility in an aggregate principal amount equal to $90.0 million (the 'Tranche A Term Facility') and the other of which will be a 7-year facility in an aggregate principal amount equal to $150.0 million (the 'Tranche B Term Facility'), and (y) a 6-year revolving credit facility (the 'Revolving Facility') in an aggregate principal amount of $100.0 million, of which up to $20.0 million will be available for the issuance of letters of credit. Borrowings under the Term Facility will be used to finance, in part, the Panavision Recapitalization, repay existing borrowings under its existing credit agreement and to pay related fees and expenses. Borrowings under the Revolving Facility will be used to finance the working capital and general corporate needs of the Company and its subsidiaries in the ordinary course of business.

     The availability of the Credit Facilities is subject to the satisfaction of various conditions precedent typical for secured bank loans in general and with respect to the Panavision Recapitalization in particular, including, among others, the consummation of the Panavision Recapitalization pursuant to reasonably satisfactory documentation. The full amount of the Term Facility will be drawn in a single drawing on the closing date of the Credit Facilities (the 'Closing Date') and any amount repaid or prepaid under the Term Facility may not be reborrowed. Loans and letters of credit under the Revolving Facility will be available at any time prior to, in the case of loans, the final maturity of the Revolving Facility and, in the case of letters of credit, the fifth business day prior to the final maturity of the Revolving Facility. Amounts repaid under the Revolving Facility may be reborrowed.

     The Tranche A Term Facility shall be repayable in quarterly installments in an aggregate principal amount for each year following the Closing Date (commencing with the second year following the Closing Date) as follows: $5.0 million; $10.0 million; $20.0 million; $25.0 million; and $30.0 million, respectively. The Tranche B Term Facility shall be repayable in quarterly installments in an aggregate principal amount for each year following the Closing Date (commencing with the second year following the Closing Date) as follows: $1.0 million for years two through five; $21.0 million for year six; and $125.0 million for year seven.

     Borrowings under the Credit Facility shall bear interest at a rate per annum equal to the Alternate Base Rate ('ABR Loans') or the Eurodollar Rate ('Eurodollar Loans') plus, in each case, a margin that will be based on the performance of the Company at levels to be agreed. The initial margin on loans under the Revolving Facility and loans under the Tranche A Term Facility shall be 2.25% for Eurodollar Loans and 1.25% for ABR Loans. The initial margin on loans under the Tranche B Term Facility shall be 2.50% for Eurodollar Loans and 1.50% for ABR Loans. The Company may select interest periods of one, two, three or six months for Eurodollar Loans. At any time when the Company is in default in the payment of any amount of principal due under the Credit Facilities, such amount shall bear interest at 2% above the rate otherwise applicable. Overdue interest, fees and other amount shall bear interest at 2% above the rate applicable to ABR Loans.

     The Company will be required to prepay the Term Facility and to permanently reduce the Revolving Facility with: (i) 100% of the net proceeds of any sale or issuance of equity (subject to certain exceptions to be agreed upon) or incurrence of certain indebtedness after the Closing Date by the Company or any of its subsidiaries; (ii) 100% of the net proceeds of any sale or other disposition (with customary casualty or condemnation reinvestment provisions to be agreed) by the Company or any of its subsidiaries of any assets (except for the sale of inventory in the ordinary course of business and certain other dispositions to be agreed) and (iii) 75% of excess cash flow (definition to be agreed) for each fiscal year of the Company (commencing with the fiscal year in which the Closing Date occurs); provided that such percentage shall be 50% if the leverage ratio (definition to be agreed) at the end of the applicable fiscal year is equal to or below a level to be agreed upon. All such prepayments shall be applied, first, to the prepayment of the Term Loans and, second, to the permanent reduction of the Revolving Facility. Each such prepayment of the Term Loans shall be applied to the Tranche A Term Loans and the Tranche B Term Loans ratably and to the installments thereof ratably in accordance with the then outstanding amounts. If, however, any Tranche A Term Loans are outstanding, each holder of Tranche B Term Loans shall have the right to refuse all or any portion of such prepayment allocable to its Tranche B Term Loans, and the amount so refused will be applied to prepay the Tranche A Term Loans.

     Any loans under the Credit Facilities may be prepaid without premium or penalty (subject to reimbursement of customary breakfunding costs) and commitments may be reduced by the Company in minimum amounts to be agreed. Optional prepayments of the Term Loans shall be applied to the Tranche A Term Loans and the Tranche B Term Loans ratably and to the installments thereof ratably in accordance with the then outstanding amounts. If, however, any Tranche A Term Loans are outstanding, each holder of Tranche B Term Loans shall have the right to refuse all or any portion of such prepayment allocable to its Tranche B Term Loans, and the amount so refused will be applied to prepay the Tranche A Term Loans.

     The obligations of the Company under the Credit Facilities will be guaranteed by each of the Company's direct and indirect domestic subsidiaries (collectively, the 'Guarantors'). The obligations of the Company and the Guarantors in respect of the Credit Facilities shall be secured by a perfected first priority security interest in all of such person's tangible and intangible domestic assets (including, without limitation, intellectual property, real property, and all of the capital stock of each of the Company's direct and indirect domestic subsidiaries and 65% of the capital stock of first tier foreign subsidiaries).

     The New Credit Agreement will contain customary representations and warranties and affirmative and negative covenants. Such documentation will contain a number of covenants that, among other things, limit indebtedness;

liens; guarantee obligations; mergers; sales of assets; leases; dividends and other payments in respect of capital stock; capital expenditures; investments; optional payments and modifications of subordinated and other debt instruments; transactions with affiliates; sale leasebacks and negative pledge clauses. The New Credit Agreement will also contain financial covenants including, but not limited to, minimum interest coverage and maximum leverage.

     The New Credit Agreement will contain customary events of default, including, but not limited to, nonpayment of principal, interest or fees; material inaccuracy of representations and warranties; violation of covenants; cross-default; bankruptcy events; material judgments, ERISA; actual or asserted invalidity of collateral documents; and a change of control of the Company.

     Certain fees will be payable with respect to the Credit Facilities, including (i) a commitment fee equal to the rate of .50% on the average daily unused portion of the Revolving Facility, payable quarterly in arrears; (ii) a commission on all outstanding letters of credit at a per annum rate equal to the margin then in effect with respect to Eurodollar Loans on the face amount of each such letter of credit; (iii) a fronting fee equal to .25% per annum on the face amount of each letter of credit, payable quarterly in arrears; (iv) an annual administration fee and (v) arrangement and other similar fees that will be paid on or prior to the Closing Date.

THE SOLVENCY OPINION

     The following is a summary of an opinion, substantially in the form expected to be delivered at the Effective Time of the Merger (the 'Solvency Opinion'), by Murray, Devine & Co., Inc. ('Murray Devine'). In the Solvency Opinion, Murray Devine will state that, based upon the considerations set forth therein and on other factors it deemed relevant, it is of the opinion that, after giving effect to the Panavision Recapitalization:

          (1) the fair value of the assets of Panavision and its subsidiaries on a consolidated basis will exceed their total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities);

          (2) the present fair saleable value of the assets of Panavision and its subsidiaries on a consolidated basis will be greater than the amount required to pay their probable liabilities on their existing debts as they become absolute and matured;

          (3) Panavision and its subsidiaries, on a consolidated basis, will have the ability to pay their debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) as they mature;

          (4) the total consideration used by Panavision and its subsidiaries to redeem the Redeemable Preferred Stock will not cause an impairment of capital; and

          (5) Panavision and its subsidiaries, on a consolidated basis, will not have an unreasonably small amount of capital with which to conduct their business.

     In rendering its opinion Murray Devine made certain assumptions, including the fact that Panavision would be able to renew its revolving credit commitment when such commitment expires and will be able to effect a refinancing of its Term Facility at final maturity.

     For purposes of its opinion, the following terms have the meanings set forth below:

        'the assets of Panavision and its subsidiaries'--All assets of Panavision and its subsidiaries, recorded on a consolidated basis. Such assets shall include all current assets, all fixed assets such as property, plant and equipment and all intangible assets including contracts, tradenames, trademarks, backlog, licenses, patents and other intangible assets including those in the nature of goodwill and going concern value.

        'fair value'--The total amount at which the assets of Panavision and its subsidiaries, on a consolidated basis, would likely sell as part of a going concern and for continued use as part of a going concern, within a commercially reasonable period of time, between one or more willing buyers and a willing seller with neither party being under any compulsion to buy or sell and with all parties having reasonable knowledge of all facts.

        'impairment of capital'--The total consideration used by Panavision and its subsidiaries to redeem the Redeemable Preferred Stock exceeds, immediately prior to the Panavision Recapitalization, the excess of the net assets of Panavision and its subsidiaries over the par value of Panavision's issued and outstanding Panavision Common Stock.

        'present fair saleable value'--The price that could be obtained in one or more arm's length transactions by an independent, willing seller from an independent willing buyer with reasonable promptness, each having reasonable knowledge of the relevant facts and neither being under any compulsion to act and with equity to both.

        'liabilities (including contingent, subordinated, unmatured and unliquidated liabilities)'--The pro forma debts and liabilities of Panavision and its subsidiaries, recorded on a consolidated basis, as of the closing date as set forth on the pro forma balance sheet as of September 30, 1997 as prepared by management of Panavision, including all fees, expenses, and the principal amount of indebtedness being incurred in connection with the Panavision Recapitalization through borrowings under the New Credit Agreement and the Notes plus Panavision's and its subsidiaries' estimated amount of reasonably anticipated liabilities that may result from contingencies, including:
        a) pending litigation, asserted claims and assessments, guarantees, and other contingent liabilities including, without limitation, employee benefit plan liabilities relating to retiree benefits, as well as, b) contingent liabilities relating to environmental matters.


     The full text of the Solvency Opinion, which sets forth assumptions made, matters considered and the scope of the review undertaken in connection with the opinion, is included as an exhibit to the Registration Statement on Form S-4 filed with the Commission on May 4, 1998, and this summary is qualified in its entirety by reference to the text of such opinion.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1997 gives pro forma effect to the FSG Acquisition, the Panavision Recapitalization and the Recapitalization Financings (including the Panavision Assumption) as if such transactions had been consummated on January 1, 1997. The pro forma condensed consolidated balance sheet as of December 31, 1997 gives pro forma effect to the Panavision Recapitalization and the Recapitalization Financings (including the Panavision Assumption) as if such transactions had been consummated on December 31, 1997. The pro forma financial statements assume that an aggregate of 88% of the Holders' shares of Panavision Common Stock is converted into the right to receive cash. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances. The pro forma financial statements do not purport to represent the results of operations or the financial position of Panavision and its subsidiaries that actually would have occurred had the foregoing transactions (the 'Transactions') been consummated on the aforesaid dates.

     The pro forma condensed consolidated statements of operations and other data exclude the following non-recurring charges which will be reflected in the Company's statement of operations in connection with the Panavision Recapitalization and the Recapitalization Financings in the period in which the transaction closes: (i) $29.3 million relating to the cash settlement of unexercised stock options; (ii) approximately $17.5 million relating to the purchase by the Company of shares acquired through the exercise of certain stock options; (iii) $6.0 million relating to transaction expenses; (iv) $2.3 million increase in the valuation allowance on deferred tax assets in connection with the Panavision Recapitalization; and (v) an extraordinary charge of $1.8 million relating to the write-off of deferred financing costs relating to the repayment of borrowings under the Company's existing credit agreement.

     The Panavision Recapitalization will be accounted for as a recapitalization as there will be a significant continuation of stockholder ownership. Accordingly, the transaction will have no impact on the historical basis of the Company's assets and liabilities.

     The FSG Acquisition has been recorded under the purchase method of accounting, and accordingly, FSG's operating results have been included in the Company's consolidated financial statements since the acquisition date of June 5, 1997. The purchase price of the FSG Acquisition plus direct acquisition-related costs have been allocated based on fair values of the acquired assets and assumed liabilities. The Company has also provided approximately $6.3 million to cover the estimated transaction costs, lease cancellation costs and severance related to the acquired businesses. Goodwill of approximately $9.7 million was recognized as part of the transaction and is being amortized over 30 years. The amounts for FSG included in the accompanying unaudited pro forma condensed consolidated financial statements for the period ended December 31, 1997, are based on unaudited management information compiled for each FSG operation from January 1, 1997 up to the date of the acquisition, June 4, 1997. See 'INCORPORATION OF DOCUMENTS BY REFERENCE.' All FSG amounts have been converted into U.S. dollars at the appropriate exchange rates (after adjustment for minor differences between U.K. and the U.S. generally accepted accounting principles).

                                PANAVISION INC.
      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  YEAR ENDED DECEMBER 31, 1997
                                      ------------------------------------------------------------------------------------
                                                HISTORICAL
                                      -------------------------------
                                                           FSG                  PRO FORMA ADJUSTMENTS
                                                     JANUARY 1, 1997       -------------------------------
                                                            TO                 FSG           PANAVISION        PANAVISION
                                      PANAVISION       JUNE 4, 1997        ACQUISITION    RECAPITALIZATION    PRO FORMA(I)
                                      -----------    ----------------      -----------    ----------------    ------------
Revenues...........................    $ 176,863         $ 27,802            $(1,819)(a)      $     --          $202,846
Cost of revenues...................       90,879           16,751             (1,819)(a)                         105,726
                                                                                 (85)(b)
                                      -----------    ----------------      -----------    ----------------    ------------
Gross margin.......................       85,984           11,051                 85                              97,120
Operating costs....................       52,069           10,488                130(c)          1,531(g)         63,467
                                                                                (500)(d)          (251)(g)
                                      -----------    ----------------      -----------    ----------------    ------------
Operating income (loss)............       33,915              563                455            (1,280)           33,653
Interest income....................          484                                                                     484
Interest expense...................       (6,869)            (280)            (1,471)(e)       (39,775)(h)       (39,775)
                                                                                                 8,620(h)
Foreign exchange loss..............         (105)                                                                   (105)
Other, net.........................        1,315              276                                                  1,591
                                      -----------    ----------------      -----------    ----------------    ------------
Income (loss) before income
  taxes............................       28,740              559             (1,016)          (32,435)           (4,152)
Income tax (provision) benefit.....       (9,252)            (179)               287(f)          6,273(f)         (2,871)
                                      -----------    ----------------      -----------    ----------------    ------------
Net income (loss) before
  extraordinary item...............    $  19,488         $    380            $  (729)         $(26,162)         $ (7,023)
                                      -----------    ----------------      -----------    ----------------    ------------
                                      -----------    ----------------      -----------    ----------------    ------------

Basic earnings (loss) per common
  share............................    $    1.07                                                                $  (0.87)
Shares used in the computation.....       18,174                                                                   8,056
Diluted earnings (loss) per common
  share............................    $    1.03                                                                $  (0.87)
Shares used in the computation ....       19,012                                                                   8,056

     See Notes to Unaudited Pro Forma Condensed Consolidated Statements of
                                  Operations.

                               PANAVISION INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

(a) To eliminate intercompany revenues between the Company and FSG and the related cost of sales.
(b) To adjust depreciation expense for the revaluation of assets and to conform estimated useful lives.
(c) To reflect the amortization of goodwill resulting from the FSG Acquisition.
(d) To eliminate management fees paid to Visual Action Holdings, plc.
(e) To reflect higher interest expense due to additional borrowings required for the FSG Acquisition.
(f) The pro forma provision for income taxes primarily consists of state, local and foreign taxes. Pro forma tax adjustments reflect a benefit for foreign taxes related to the FSG Acquisition and the elimination of federal and state income taxes (other than certain state minimum taxes) as a result of additional interest expense and amortization of deferred charges related to the Panavision Recapitalization. The Company has not reflected a federal tax benefit relating to its losses as it is more likely than not that it will not be able to realize benefit for such losses in the future.
(g) To reflect the elimination of historical amortization of deferred financing charges on debt retired and the amortization of deferred financing charges on the Notes assumed in connection with the Panavision Recapitalization and the New Credit Agreement.
(h) To reflect interest expense on the Notes, compounded semiannually, borrowings under the New Credit Agreement and elimination of historical interest expense:

                                                                                                        YEAR ENDED
                                                                                                       DECEMBER 31,
INTEREST EXPENSE                                                                                           1997
----------------------------------------------------------------------------------------------------   ------------
  Notes at 9.625%...................................................................................     $ 14,784
  Revolving Facility at 8.13%.......................................................................        4,788

  Tranche A Term Loan at 8.13%......................................................................        7,317
  Tranche B Term Loan at 8.38%......................................................................       12,570
  Other fees........................................................................................          316
                                                                                                       ------------
                                                                                                           39,775
  Interest expense on retired debt..................................................................        8,620
                                                                                                       ------------
  Net interest adjustment...........................................................................     $ 31,155
                                                                                                       ------------
                                                                                                       ------------

     A 0.125% change in the interest rate payable on borrowings under the New Credit Agreement would change annual interest expense as follows:

  Revolving Facility...............................................................................      $    77
  Tranche A Term Facility..........................................................................          113
  Tranche B Term Facility..........................................................................          187
                                                                                                      -------------
                                                                                                         $   377
                                                                                                      -------------
                                                                                                      -------------

     (i) In the event that all Holders, other than the Company's directors, officers, key employees and a trust established by an officer of the Company, elect to retain their shares of Panavision common stock, interest expense, net loss and basic and diluted loss per share would be $36,254, $(3,502) and $(.36), respectively. The shares used in computation for loss per share would be 9,821. See 'Effect of the Panavision Recapitalization.'

                                PANAVISION INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                                  DECEMBER 31, 1997
                                                                     --------------------------------------------
                                                                      ACTUAL     RECAPITALIZATION    PRO FORMA(J)
                                                                     --------    ----------------    ------------
                              ASSETS
Current Assets:
  Cash and cash equivalents.......................................   $ 11,020       $  144,000(a)     $    6,000
                                                                                       293,896(b)
                                                                                       154,377(c)

                                                                                      (444,145)(d)
                                                                                       (29,264)(e)
                                                                                      (124,999)(f)
                                                                                        (6,000)(g)
                                                                                         7,115(i)
  Accounts receivable.............................................     25,645                             25,645
  Inventories.....................................................      8,540                              8,540
  Prepaid expenses and other current assets.......................     16,072           (7,115)(i)         8,957
                                                                     --------    ----------------    ------------
Total current assets..............................................     61,277          (12,135)           49,142
Property, plant and equipment, net................................    199,038                            199,038
Deferred tax assets...............................................      2,329           (2,329)(h)            --
Goodwill..........................................................      9,859                              9,859
Other.............................................................      9,434            6,000(a)         18,612
                                                                                         5,000(b)
                                                                                        (1,822)(f)
                                                                     --------    ----------------    ------------
                                                                     $281,937       $   (5,286)       $  276,651
                                                                     --------    ----------------    ------------
                                                                     --------    ----------------    ------------


          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable................................................   $  9,819       $       --        $    9,819
  Accrued liabilities.............................................     23,745                             23,745
  Current maturities of long-term debt............................      5,383           (5,000)(f)           383
  Deferred tax liabilities........................................      5,387                              5,387
                                                                     --------    ----------------    ------------
Total current liabilities.........................................     44,334           (5,000)           39,334
Long-term debt....................................................    119,999         (119,999)(f)       448,896
                                                                                       150,000(a)
                                                                                       298,896(b)
Deferred tax liabilities..........................................      6,217                              6,217
Other liabilities.................................................      1,943                              1,943
Common stock......................................................        189               58(c)             81
                                                                                          (166)(d)
Additional paid-in capital........................................     77,053          154,319(c)             --
                                                                                      (231,372)(d)
Retained earnings (accumulated deficit)...........................     34,463         (212,607)(d)      (217,559)
                                                                                       (29,264)(e)
                                                                                        (1,822)(f)
                                                                                        (6,000)(g)
                                                                                        (2,329)(h)
Foreign currency translation adjustment...........................     (2,261)                            (2,261)
                                                                     --------    ----------------    ------------
Total stockholders' equity (deficit)..............................    109,444         (329,183)         (219,739)
                                                                     --------    ----------------    ------------
                                                                     $281,937       $   (5,286)       $  276,651
                                                                     --------    ----------------    ------------
                                                                     --------    ----------------    ------------

     See Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet.

                                PANAVISION INC.
       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

(a) Reflects the assumption of the Notes, net of the initial purchasers' discount and related fees and expenses.

(b) Reflects borrowings of $298,896 under the New Credit Agreement, net of related fees and expenses.

(c) Reflects the purchase by PX Holding of 5.8 million shares of Company Common Stock at $26.69 per share. See 'Effect of Panavision Recapitalization' and 'THE MERGER--Merger Sub Common Stock and PX Holding Stock Purchase' for a description of the basis for using a $26.69 per share purchase price.

(d) Reflects the conversion of 11.2 million shares of Company Common Stock owned by Warburg into redeemable preferred stock of the Company and the redemption of such stock at a price equivalent to $26.50 in cash per share of Company Common Stock and the purchase of 5.5 million shares from the public and management at a price of $27.00 per share of which $17,547 will be charged to expense in the Company's statement of operations due to the cash settlement of shares acquired through the exercise of certain stock options.

(e) Reflects the cash payment made to settle unexercised options in connection with the Panavision Recapitalization which will be charged to expense in the Company's statement of operations.

(f) Reflects the payment of existing debt of the Company and the write-off of related deferred charges of $1,822.

(g) Reflects fees and expenses related to the Panavision Recapitalization which will be charged to expense in the Company's statement of operations.

(h) Reflects the increase in valuation allowance on deferred tax asset in connection with the Panavision Recapitalization.

(i) Reflects the repayment of notes due to the Company from officers and key employees which are due upon completion of the Panavision Recapitalization.

(j) In the event that all Holders, other than the Company's directors, officers, key employees and a trust established by an officer of the Company, elect to retain their shares of Panavision Common Stock, total debt and Stockholders' Deficit would be $403,135 and $173,595, respectively. See 'Effect of Panavision Recapitalization.'

              CERTAIN PROVISIONS OF THE RECAPITALIZATION AGREEMENT

     The following description of the Recapitalization Agreement is necessarily a summary thereof and is therefore qualified in its entirety by reference to the Recapitalization Agreement, a copy of which is attached to this Proxy Statement as Annex I and incorporated herein by reference. Panavision stockholders are urged to read the Recapitalization Agreement in its entirety.

THE MERGER

     The Recapitalization Agreement provides that, subject to the satisfaction or waiver of the other conditions of the Recapitalization Agreement, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the 'Surviving Corporation').

     Subject to the satisfaction or waiver of the conditions set forth in the Recapitalization Agreement, the Company shall execute and deliver to the Secretary of State of the State of Delaware a duly executed Certificate of Merger.

CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Amended and Restated Certificate of Incorporation of the Company will be the Certificate of Incorporation of the Surviving Corporation following the Merger until thereafter amended in accordance with the provisions thereof and applicable law, provided that Section 13(b) shall be restated in its entirety therein to read as follows, '(b) Expenses incurred in defending a civil or criminal action, suit or proceeding shall (in the case of any action, suit or proceeding against a director or officer of the Corporation) be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Section 13;' and further provided, that a new
Section 16 shall be added thereto to read as follows, 'The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.'

     Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an 'interested stockholder,' which is defined therein as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15 percent or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales and other dispositions of assets having an aggregate value in excess of 10 percent of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock unless: (i) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares, (ii) the interested stockholder acquired at least 85 percent of the voting stock of the corporation in the transaction in which it became an interested stockholder, or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting.

     The By-Laws of Merger Sub will be the By-Laws of the Surviving Corporation following the Merger until thereafter amended in accordance with the provisions thereof and applicable law.

BOARD OF DIRECTORS AND OFFICERS OF THE COMPANY FOLLOWING THE MERGER

     The directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, until their respective successors are duly elected and qualified. The officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, until their respective successors are duly elected and qualified.

REPRESENTATIONS AND WARRANTIES

     The Recapitalization Agreement contains various representations and warranties of the Company relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) the due organization and good standing of the Company and its significant subsidiaries; (ii) the capitalization of the Company and the ownership of the capital stock of the Company's significant subsidiaries; (iii) good and valid title to the Panavision Common Stock to be purchased by PX Holding and that such shares will be validly issued, fully paid and nonassessable; (iv) the due authorization of the Company to execute and deliver the Recapitalization Agreement and related matters; (v) the absence of any conflicts with the organizational documents or contracts to which the Company and any of its subsidiaries is a party and the Company's compliance with applicable law; (vi) the absence of any requirement to receive consent from any governmental entity in connection with the execution and delivery of the Recapitalization Agreement by the Company, other than under provisions under the DGCL and the HSR Act; (vii) due filing of all reports and other documents, including financial statements, with the Commission and the accuracy of the information contained therein; (viii) the absence of any report or other document filed with the Commission that contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ix) due preparation of the audited and unaudited financial statements in accordance with U.S. generally accepted accounting principles and the fairness of their presentation of the financial position and results of operations for the periods reported therein; (x) the absence of undisclosed liabilities; (xi) the absence of pending or, to the knowledge of the Company, threatened litigation that would have a material adverse effect on the Company; (xii) the sufficient title to the Company's real property; (xiii) the insurance policies are in full force and effect and shall remain in full force and effect through the closing date; (xiv) the accuracy of information supplied in this Proxy Statement; (xv) the compliance with the terms of any employee benefit plan and the compliance of such plans with the Employee Retirement Income Security Act of 1974, as amended ('ERISA') and any other applicable law or regulation; (xvi) the filing of tax returns, the payment of taxes and certain other tax matters; (xvii) compliance with all applicable environmental laws, regulations and requirements, and the absence of any notices of pending or, to the best knowledge of the Company, threatened proceedings regarding environmental violations or liability; (xviii) the absence of certain changes having a material adverse effect on the Company since September 30, 1997; (xix) the absence of broker's fees and expenses other than those of the investment bankers; (xx) the receipt by the Company of an opinion from its investment bankers as to fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company; (xxi) the determination of the Board of Directors of the advisability of the Merger as in the best interest of the stockholders of the Company and the recommendation of the Board of Directors with respect to the Recapitalization Agreement and related transactions; (xxii) the required vote of the Company's stockholders being the only vote of stockholders required to approve the Merger; (xxiii) the ownership and rights to use of its Intellectual Property (as defined in Recapitalization Agreement); (xxiv) the absence of certain transactions or other obligations between the Company and directors, officers, partners, affiliates or associates; and (xxv) compliance with all applicable laws regarding employment and employment practices and the absence of any notice of pending claims, actions or violations.

     The Recapitalization Agreement also contains various representations and warranties of PX Holding and Merger Sub relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) the due organization and good standing of PX Holding and Merger Sub; (ii) the due authorization, execution and delivery of the Recapitalization Agreement and related matters; (iii) the absence of any conflicts with the organizational documents or contracts to which PX Holding or Merger Sub is a party and PX Holding's or Merger Sub's compliance with applicable law; (iv) the absence of any requirement to receive consent from any governmental entity in connection with the execution and delivery of the Recapitalization Agreement by PX Holding or Merger Sub; (v) the accuracy of information supplied in the Registration Statement and this Proxy Statement;
(vi) the capitalization of Merger Sub and the ownership of the capital stock of Merger Sub; (vii) the absence of PX Holding and Merger Sub engaging in any business or activity other than in connection with the transactions contemplated by the Recapitalization Agreement; (viii) that PX Holding will acquire the Panavision Common Stock for its own account and not with a view towards distribution; and (ix) the absence of broker's fees in connection with this transaction.

CONDUCT OF BUSINESS PENDING THE MERGER


     Prior to the Effective Time of the Merger, unless otherwise agreed to in writing by PX Holding, the Company and each of its subsidiaries will conduct their respective businesses, according to its ordinary and usual course of business consistent with past practice and to use its and their respective reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them and to preserve goodwill. Except as expressly provided by the terms and provisions of the Recapitalization Agreement, the Company will not, and will cause its subsidiaries not to, without the prior consent of PX Holding:
(i) except for certain limited exceptions and in the ordinary course of business consistent with past practice, increase the compensation or benefits of any director, officer or employee of the Company or any of its subsidiaries; (ii) incur any indebtedness except for indebtedness incurred in the ordinary course of business and consistent with past practice or indebtedness to a direct or indirect wholly owned subsidiary to the Company or another direct or indirect wholly owned subsidiary; (iii) enter into any contract or agreement material to the business, results of operations, or financial condition of the Company and its subsidiaries taken as a whole other than in the ordinary course of business, consistent with past practices; (iv) sell, lease or otherwise dispose of any of its properties or assets other than immaterial properties or assets except (a) in the ordinary course of business consistent with past practice or (b) as otherwise reasonably necessary to comply with the terms of (1) any mortgage liens encumbering such property, (2) insurance requirements or (3) laws, rules or regulations or any governmental authority; (v) (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, its capital stock, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (c) purchase, redeem or otherwise acquire shares of its capital stock; (vi) issue, deliver or sell any shares of its capital stock or any other voting securities or any securities convertible into any such shares, voting securities or convertible securities or any other securities (except for issuances upon exercise of Company stock options); (vii) amend the Certificate of Incorporation, by-laws or equivalent organizational documents of the Company or any material subsidiary; (viii) acquire or dispose of any interest in any corporation, partnership, other business organization or division thereof or any asset, except for acquisition or disposition of assets consistent with past practices and acquisitions or dispositions for consideration which is not, individually, in excess of $2,500,000 and in the aggregate, in excess of $5,000,000; (ix) settle or compromise any shareholder derivative suit or any other litigation arising from the transactions contemplated by the Recapitalization Agreement or settle, pay or compromise any claims not required to be paid, individually in an amount in excess of $50,000, or in the aggregate in the excess of $250,000; (x) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies and procedures; (xi) make any tax election or settle or compromise any material tax liability; (xii) take any action that would result in (a) any of the representations or warranties of the Company becoming untrue or (b) any of such representations or warranties becoming untrue in any material respect or (c) any of the conditions to the Merger not being satisfied; or (xiii) authorize to enter into any agreement to do any of the above.

ACCESS TO INFORMATION


     The Company has agreed in the Recapitalization Agreement that, until the Effective Time, it will, and will cause its subsidiaries to, give PX Holding and its respective officers, employees, counsel, advisors, representatives and representatives of financing sources identified by PX Holding (the 'Representatives') reasonable access to the offices and other facilities and to the books and records of the Company and its subsidiaries. Such information will be held in confidence in accordance with the provisions of the Confidentiality Agreement.

STOCK PURCHASE

     Immediately prior to the consummation of the Merger, PX Holding will purchase (the 'Stock Purchase') from the Company the Designated Number of Common Shares (as defined below) for the Designated Per Share Purchase Price (as defined below); provided, that all conditions to the Merger contained in the Recapitalization Agreement have been either satisfied or waived.

     The Designated Per Share Purchase Price means the number obtained by dividing (x) the sum of (A) the number of Panavision Common Stock converted by the public stockholders multiplied by $27.00, (B) the number of Company stock options cashed out multiplied by $27.00, and (C) 100 times the number of redeemable preferred shares to be exchanged for cash multiplied by $26.50, by
(y) the sum of (A) the number of Panavision Common Stock converted by the Holders, (B) the number Company stock options cashed out, and (C) 100 times the number of redeemable preferred shares to be exchanged for cash.

     The Designated Number of Common Shares means such number of Panavision Common Stock which, when added to the number of shares retained by the public stockholders and the number of Panavision Common Stock retained by Warburg, results in a number of Panavision Common Stock which, when multiplied by the Designated Per Share Purchase Price, equals $215,000,000.

EFFORTS

     Each of the Company, PX Holding and Merger Sub have agreed to make all necessary filings with governmental entities as promptly as practicable to facilitate prompt consummation of the Merger, and to use its reasonable best efforts and will cooperate with the other party to obtain all necessary waivers, consents and approvals from governmental entities and make all necessary registrations and filings, and take all reasonable steps as may be necessary to obtain an approval or waivers from, or to avoid an action or proceeding by, any governmental entity.

     PX Holding has agreed to use its reasonable best efforts to conclude any financing necessary to consummate the transactions contemplated by the Recapitalization Agreement. The Company has agreed to use its reasonable best efforts to assist PX Holding in obtaining such financing.

PUBLIC ANNOUNCEMENTS


     The Company, on the one hand, and PX Holding and Merger Sub, on the other hand, have agreed to consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Merger, the Stock Purchase and other transactions contemplated by the Recapitalization Agreement.

INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE

     From and after the Effective Time, for a period of six years, PX Holding shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries (the 'Indemnified Parties') from and against all claims or liabilities related to actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time (i) to the full extent permitted by Delaware law, and (ii) to the same extent and on the same terms and conditions provided for in the Company's Amended and Restated Certificate of Incorporation and By-Laws and agreements in effect at the date of the Recapitalization Agreement.

     In addition, the Recapitalization Agreement provides that the Surviving Corporation will maintain in effect for not less than four years from the closing the current policies of the directors' and officers' liability insurance maintained by the Company; provided that the Surviving Corporation may substitute therefor other policies of at least the same coverage amounts and which contain terms and conditions not less advantageous to the beneficiaries of the current policies and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the closing; and, provided further, that the Surviving Corporation shall not be required to pay an annual premium in excess of 200% of the last annual premium paid by the Company prior to the date of the Recapitalization Agreement and if the Surviving Corporation is unable to obtain the insurance required by this clause, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

NO SOLICITATION

     Prior to the termination of the Recapitalization Agreement, the Company and its affiliates will not, and will instruct their respective officers, directors, employees, agents or other representatives (including without limitation, any investment banker, attorney or accountant retained by the Company or its subsidiaries) not to:

(i) solicit, initiate or encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate, any inquiries or to make any proposal which constitutes a proposal for a transaction or may reasonably be expected to lead to a proposal for a Transaction Proposal (as defined below); or (ii) enter into or participate in any discussions or negotiations regarding a Transaction Proposal. By the terms of the Recapitalization Agreement, the foregoing provision will not prohibit the

Company from (a) furnishing information to any person pursuant to a confidentiality agreement on terms no less favorable to the Company than the Confidentiality Agreement or engaging in discussions or negotiations with a person that makes a Transaction Proposal, provided, that prior to taking such action, the Board determines that such proposal is a Superior Proposal (as defined below) and the Board notifies PX Holding of its intentions, (b) failing to make or withdrawing or modifying its recommendation to the Company's stockholders that they approve the Merger, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for the Board to comply with its fiduciary duties, and (c) disclosing to the Company's stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with respect to any tender offer, or taking any other legally required action.

     'Transaction Proposal' means any bona fide inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of more than 50% of the aggregate assets of the Company and its subsidiaries, taken as a whole, or more than 50% of the voting power of the shares of Panavision Common Stock then outstanding or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by the Recapitalization Agreement.

     'Superior Proposal' means any proposal determined by the Board of Directors of the Company in good faith, after consultation with outside counsel, to be a bona fide proposal and made by a third party to acquire, directly or indirectly, for consideration consisting of cash, property or securities, more than 50% of the voting power of the shares of Panavision Common Stock then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment, after consultation with outside counsel and with a financial advisor of nationally recognized reputation, to be more favorable to the Company's stockholders than the Merger (taking into account all factors relating to such proposal deemed relevant by the Company Board, including, without limitation, the financing of such proposal and all other conditions to closing).

REDEEMABLE PREFERRED STOCK

     Until the closing, the Company will reserve 130,000 shares of Redeemable Preferred Stock, free and clear of any lien or encumbrance thereon.

AFFILIATE LETTERS

     Prior to the closing date, the Company will deliver to PX Holding and Merger Sub a letter identifying all persons who are, at the time the Recapitalization Agreement is submitted for approval to the stockholders of the Company, 'affiliates' of the Company for purposes of Rule 145 under the Securities Act.

REPORTS

     The Company will provide PX Holding with monthly financial statements.

STOCKHOLDER MEETING


     The Company, in accordance with applicable law, will (i) call a meeting as soon as practicable following the execution of the Recapitalization Agreement and (ii) prepare and file with the Commission a preliminary proxy statement relating to the Recapitalization Agreement.

EMPLOYEE BENEFIT ARRANGEMENTS

     As of the Effective Time, the Surviving Corporation will honor and satisfy all obligations and liabilities with respect to the Plans (as defined in the Recapitalization Agreement). For a period of eighteen months following the Effective Time, the Surviving Corporation will continue the employee benefit plans, programs and arrangements which are currently provided by the Company; provided that notwithstanding anything in the Recapitalization Agreement to the contrary, the Surviving Corporation shall not be required to maintain any individual plan or program so long as the benefit plan and agreements maintained by the Surviving Corporation are, in the aggregate, not materially less favorable than those provided by the Company immediately prior to the date of the Recapitalization Agreement.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     The respective obligations of PX Holding, Merger Sub and the Company to consummate the Merger are subject to certain conditions, including the following: (i) the requisite approval of the stockholders of the Company (the 'Stockholder Approval'); (ii) the Form S-4, of which this Proxy Statement constitutes a part, shall have been declared effective by the Commission under the Securities Act and not being the subject of any stop order or proceedings seeking a stop order, and any material 'blue sky' and other state securities laws applicable to the registration and qualification of shares of Panavision Common Stock to be retained in the Merger shall have been complied with; (iii) the receipt of a letter from an independent evaluation firm as to the solvency of the Company and its subsidiaries, after giving effect to the transactions contemplated by the Recapitalization Agreement; (iv) the absence of any order given by a federal or state court or governmental or regulatory agency, or preliminary or permanent injunction which would prevent the consummation of the Merger or the Stock Purchase; (v) the absence of any federal or state rule or regulation promulgated after the execution of the Recapitalization Agreement which could result in any of the adverse consequences referred to in (iv) above;
(vi) the expiration or termination of the waiting periods, if any, applicable to the transactions contemplated by the Recapitalization Agreement under the HSR Act; and (vii) PX Holding shall have purchased and the Company shall have issued and sold the shares of Panavision Common Stock as contemplated by the Recapitalization Agreement.

     The obligations of PX Holding and Merger Sub to effect the Merger are subject to certain additional conditions, including the following: (i) the truth and correctness of the representations and warranties of the Company (without giving effect to the materiality, material adverse effect or knowledge qualifications contained therein) unless the failure of such representations and warranties, individually or in the aggregate, to be true and correct would result in a material adverse effect and the receipt by PX Holding of a certificate from the appropriate officer of the Company to the foregoing effect;
(ii) the performance by the Company in all material respects of all of the obligations required to be performed by it under the Recapitalization Agreement;
(iii) a lien on the Company's intellectual property granted in connection with a credit agreement shall have been released; (iv) the absence of a material adverse effect on the Company; and (v) Warburg shall have exchanged 88% of the Panavision Common Stock it owned for Redeemable Preferred Stock of the Company; and (vi) each of William C. Scott, John S. Farrand and Jeffrey J. Marcketta shall have exercised, prior to January 1, 1998, a number of Company Stock Options reasonably determined by the Company as the amount necessary such that, after giving effect to such exercise, no amount paid in respect of such Company Stock Option upon consummation of the Merger shall be subject to the excise tax imposed under Section 4999 of the Code.

     Furthermore, the obligation of the Company to effect the Merger is subject to certain additional conditions, including the following: (i) the truth and correctness of the representations and warranties of PX Holding and Merger Sub (without giving effect to the materiality, material adverse effect or knowledge qualifications contained therein) unless the failure of such representations and warranties, individually or in the aggregate, to be true and correct would result in a material adverse effect and the receipt by the Company of a certificate from the appropriate officers of PX Holding and Merger Sub to the foregoing effect; and (ii) the performance by PX Holding and Merger Sub in all material respects of all obligations required to be performed by it under the Recapitalization Agreement.

TERMINATION; AMENDMENTS; WAIVER

     The Recapitalization Agreement and the transactions contemplated thereby may be terminated at any time prior to the Effective Time, notwithstanding approval of the stockholders of the Company, by: (i) the mutual written consent of PX Holding and the Company, by action by their respective Boards of Directors; (ii) PX Holding or the Company if the Merger shall not have been consummated on or before the later of (a) April 30, 1998 and (b) 45 days after the Commission has declared effective the Registration Statement (but in no event later than June 30, 1998); provided, however, that neither PX Holding nor the Company may terminate the Recapitalization Agreement if such party's failure to perform any of its obligations under the Recapitalization Agreement results in the failure of the transactions contemplated by the Recapitalization Agreement to be consummated by such time; (iii) PX Holding or the Company if any court or other governmental entity has issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (iv) the Company if, prior to the Closing, any person has made a Transaction Proposal, provided, that PX Holding receives at least four business days' prior written notice of such Transaction Proposal, and, during such four business day period, the Company shall, and shall cause its financial and legal advisors to, consider any adjustment in the terms and conditions of the Recapitalization Agreement that PX Holding may propose (the 'Transaction Proposal Termination Provision'); (v) PX Holding, if the Board of Directors shall have (a) failed to recommend to the stockholders of the Company the Stockholder Approval, (b) withdrawn or modified in a manner adverse to PX Holding or Merger Sub its approval or recommendation of the Recapitalization Agreement or the transactions contemplated thereby, (c) approved or recommended a Transaction Proposal, or (d) resolved to effect any of the foregoing (collectively, the 'Company Board Action Termination Provision'); or (vi) either PX Holding or the Company, if the Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof (the 'Stockholder Approval Termination Provision').

     In the event of the termination of the Recapitalization Agreement pursuant to any of the foregoing, such agreement shall become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, other than the provisions with regard to the confidentiality of information furnished pursuant to the Merger, termination and fees and expenses, which shall survive any such termination.

     The Recapitalization Agreement may be amended by the Company, PX Holding and Merger Sub at any time before or after any approval of the Recapitalization Agreement by the stockholders of the Company but, after any such approval, no amendment shall be made which decreases the consideration due to the Company's stockholders pursuant to the Recapitalization Agreement or which adversely affects the rights of the Company's stockholders thereunder without the approval of such stockholders. The Recapitalization Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

     At any time prior to the Effective Time, PX Holding, Merger Sub and the Company may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties contained therein of the other or in any document, certificate or writing delivered pursuant thereto by the other or (iii) waive compliance by the other with any of the agreements or conditions. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

FEES AND EXPENSES

     The parties shall bear their respective expenses incurred in connection with the preparation, execution and performance of the Recapitalization Agreement and the transactions contemplated thereby, whether or not the transactions contemplated by the Recapitalization Agreement are consummated, including, without limitation, all fees and expenses of their respective agents.

     The prevailing party in any legal action undertaken to enforce the Recapitalization Agreement or any provision thereof shall be entitled to recover from the other party the costs and expenses (including attorneys' and expert witness fees) incurred in connection with such action.

         CERTAIN PROVISIONS OF THE STOCKHOLDERS AGREEMENT WITH WARBURG

     The following description of the Stockholders Agreement is necessarily a summary thereof and is therefore qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached to this Proxy Statement as Annex II and incorporated herein by reference. Stockholders of Panavision are urged to read the Stockholders Agreement in its entirety.

REPRESENTATIONS AND WARRANTIES

     The Stockholders Agreement contains various representations and warranties of Warburg relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) the ownership of certain shares of Panavision Common Stock;
(ii) the due authorization of Warburg to execute and deliver the Stockholders Agreement and related matters; (iii) the absence of any conflicts with organizational documents or contracts to which Warburg is a party and Warburg's compliance with applicable law; and (iv) that Warburg currently has, and upon the exercise of the options set forth below, shall sell, assign, transfer and deliver to Mafco good, valid and marketable title to the Panavision Common Stock.

     The Stockholders Agreement also contains various representations and warranties of Mafco relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) the due organization and good standing of Mafco; (ii) the due authorization, execution and delivery of the Stockholders Agreement and related matters; and (iii) the absence of any conflicts with the organizational documents or contracts to which Mafco is a party and Mafco's compliance with applicable law.

OPTIONS

  Stock Option

     For a period of one year beginning on the first anniversary of the Effective Time of the Merger and ending on the second anniversary of the Effective Time of the Merger, Warburg may exercise its option to require Mafco to purchase Warburg's remaining shares for $25.00 per share and Mafco may exercise its option to require Warburg to sell its remaining shares to Mafco for $30.00 per share. As a result of proration, other Holders may be required to retain shares of Panavision Common Stock without being party to a similar option.

     In the event that Holders of at least 88% of the shares of Panavision Common Stock elect to receive cash for their shares, Warburg will exchange 88% of its shares for Redeemable Preferred Stock and retain its remaining 1,526,040 shares of Panavision Common Stock. All of such remaining shares would be subject to the Mafco Option and the Warburg Option. Under the Significant Share Retention Alternative, Warburg will sell all of its shares in the Merger at $26.50 per share, and, accordingly, no shares would be subject to such options.

THIRD PARTY BUSINESS COMBINATION; REMEDY


     If (i) the Recapitalization Agreement is terminated in accordance with the Transaction Proposal Termination Provision, the Company Board Action Termination Provision or the Stockholder Approval Termination Provision thereof, or (ii) the Recapitalization Agreement shall have been amended to increase the amount of Merger Consideration, and if Warburg receives any consideration (the 'Alternative Consideration') in connection with (A) a Transaction Proposal or
(B) an amended Recapitalization Agreement, Warburg will pay to Mafco: (x) if pursuant to the Transaction Proposal Termination Provision, the Company Board Action Termination Provision or the Stockholder Approval Termination Provision of the Recapitalization Agreement and the Alternative Consideration is greater than $26.50, but not greater than $30.00 per share, the excess of such Alternative Consideration over $26.50 multiplied by the number of shares with respect to which Warburg received such Alternative Consideration; (y) if pursuant to the Transaction Proposal Termination Provision, the Company Board Action Termination Provision or the Stockholder Approval Termination Provision of the Recapitalization Agreement of the Recapitalization Agreement and the Alternative Consideration is greater than $30.00 per share, the amounts payable as described in (x) above plus one half the portion of Alternative Consideration exceeding $30.00 per share; (z) if pursuant to an amended Recapitalization Agreement, an amount equal to any and all Alternative Consideration above $26.50 per share.

AGREEMENT TO VOTE; PROXY

     Warburg agreed to vote its shares of Panavision Common Stock, among other things, for the Merger, and also granted to certain officers of Mafco an irrevocable proxy with respect to such shares.

NO SOLICITATION

     Prior to the Termination Date (the earlier of (i) the Effective Time of the Merger and (ii) the date the Recapitalization Agreement is terminated in accordance with its terms), Warburg will not, directly or indirectly, solicit or respond to any inquiries or the making of any proposal of any person or entity with respect to the Company that constitutes or could reasonably be expected to lead to an Alternative Transaction (as defined in the Stockholders Agreement); provided, however, that the foregoing shall not restrict Warburg or any of its representatives on the Board of Directors from taking actions to the same extent and in the same circumstances permitted by the Board of Directors and the Company under the Recapitalization Agreement. See 'CERTAIN PROVISIONS OF THE RECAPITALIZATION AGREEMENT--No Solicitation.'

RESTRICTION ON TRANSFER

     Prior to the Termination Date, except pursuant to the terms of the Recapitalization Agreement and the Stockholders Agreement, Warburg will not transfer or offer to transfer any of its shares of Panavision Common Stock or grant any proxies with respect to such shares.


REDEEMABLE PREFERRED STOCK

     To the extent that Holders of more than 88% of the shares of Panavision Common Stock elect to receive cash for their shares, immediately prior to the consummation of the Merger, Warburg will exchange 88% of its shares of Panavision Common Stock for Redeemable Preferred Stock, which will be redeemed immediately upon consummation of the Merger at a price equivalent to $26.50 in cash per share of Panavision Common Stock. The conversion of Warburg's shares into Redeemable Preferred Stock simply serves as a mechanism to allow Warburg to receive as consideration in the Merger $.50 per share less than the Holders. To the extent fewer than 88% of the Holders' shares of Panavision Common Stock are exchanged for cash, Warburg will increase the number of shares of Panavision Common Stock it exchanges for Redeemable Preferred Stock, up to the remainder of its shares of Panavision Common Stock. However, the number of shares of Panavision Common Stock to be exchanged by Warburg for Redeemable Preferred Stock will be reduced by the number, if any, of Purchaser Stock Purchase Shares (as defined below).

PURCHASER STOCK PURCHASE

     In connection with the Panavision Recapitalization, PX Holding intends to purchase a $154 million equity interest in the Company. Pursuant to the Recapitalization Agreement, if Holders of more than 2,271,420 shares of Panavision Common Stock elect to retain such shares, PX Holding will not be able to purchase a $154 million equity interest in the Company. In this circumstance, Warburg will sell directly to PX Holding at $26.50 per share, in lieu of exchanging for Redeemable Preferred Stock, a portion of its shares of Panavision Common Stock (the 'Purchaser Stock Purchase Shares').

TAG-ALONG RIGHTS

     If, at any time on or prior to December 31, 1999, Mafco intends to sell, in a single transaction or a series of related transactions, more than 25% of the shares of Panavision Common Stock it beneficially owns other than (i) to any of its affiliates who agree to be bound by the Stockholders Agreement, (ii) pursuant to a public offering pursuant to an effective registration statement under the Securities Act or (iii) pursuant to a merger or similar acquisition transaction, in which all the shares of Panavision Common Stock are to be acquired, Mafco shall notify all other Company stockholders, in writing, of such proposed Sale and its terms and conditions. Within twenty business days of the date of such notice, each such stockholder shall notify Mafco if it elects to participate in such Sale. Any stockholder that fails to notify Mafco within such twenty business day period will be deemed to have waived his or her rights. Each stockholder that so notifies Mafco shall have the right to sell, at the same price and on the same terms and conditions as Mafco, an amount of Panavision Common Stock equal to the number of Panavision Common Stock the third party actually proposes to purchase multiplied by a fraction, the numerator of which shall be the number of shares of Panavision Common Stock owned by such stockholder and the denominator of which shall be the aggregate number of shares of Panavision Common Stock owned by Mafco and each stockholder exercising his or her 'tag-along' rights.

INDEPENDENT DIRECTORS

     The Stockholders Agreement provides that from and after the Effective Time of the Merger until the date on which the Company shall no longer have any public stockholders, Mafco and the Company shall take all action within their respective power to include on the Board two directors, each of whom is (i) considered to be an independent director pursuant to the rules of the NYSE and
(ii) is not an officer or employee of any company affiliated with Mafco.

TERMINATION

     The Termination Date is the earlier of (i) the Effective Time of the Merger and (ii) the date the Recapitalization Agreement is terminated in accordance with its terms.

RESTRICTIONS ON TRANSFER

     During the period of time between (i) the Effective Time of the Recapitalization Agreement and (ii) the expiration of the Option Period, Warburg will not transfer or offer to transfer any or all of its shares of Panavision Common Stock, except to certain affiliates.

                              REGULATORY APPROVALS

     The Merger is subject to the expiration or termination of the applicable waiting period under the HSR Act. Certain aspects of the Merger will require notification to, and filings with, certain securities and other authorities in certain states, including jurisdictions where the Company currently operates.

ANTITRUST

     Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated. On February 4, 1998, Warburg and Mr. Perelman filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division. By Letter dated February 13, 1998, the FTC notified Warburg and Mr. Perelman that their request for early termination of the waiting period under the HSR Act was granted effective as of such date. At any time before or after consummation of the Merger, notwithstanding that early termination of the waiting period under the HSR Act has been granted, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of the Company. At any time before or after the Effective Time, and notwithstanding that early termination of the waiting period under the HSR Act has been granted, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of the Company. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.


     Based on information available to them, the Company and Merger Sub believe that the Merger can be effected in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, the Company and Merger Sub would prevail or would not be required to accept certain adverse conditions in order to consummate the Merger.

                        MERGER SUB, PX HOLDING AND MAFCO

     PX Holding, an indirect wholly owned subsidiary of Mafco, and Merger Sub, a wholly owned subsidiary of PX Holding, were organized in connection with the Merger and have not carried on any activities to date other than those incident to their formation and transactions contemplated by the Recapitalization Agreement and the Stockholders Agreement, respectively. The principal offices of PX Holding and Merger Sub, are located at 35 East 62nd Street, New York, New York 10021; telephone number (212) 527-8600.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of May 1, 1998, certain information regarding the beneficial ownership of Panavision Common Stock by (i) each of the Company's executive officers, (ii) each Director of the Company, (iii) each nominee for election as a Director of the Company, (iv) each person who is known to the Company to own beneficially more than 5% of the Common Stock and (v) all officers and Directors of the Company as a group. Such information is based, in part, upon information provided by certain stockholders of the Company. In the case of persons other than the officers and Directors of the Company, such information is based solely on a review of Schedules 13D and 13G filed with the Commission. As of May 1, 1998 there were 45 holders of record of Panavision Common Stock.

                                                            PRIOR TO MERGER                        POST-MERGER(1)
                                                   ----------------------------------    ----------------------------------
                                                                          PERCENTAGE                            PERCENTAGE
                                                        NUMBER OF          OF SHARES          NUMBER OF          OF SHARES
                                                   SHARES BENEFICIALLY    BENEFICIALLY   SHARES BENEFICIALLY    BENEFICIALLY
NAME AND ADDRESS OF BENEFICIAL OWNER                   OWNED(2)(3)        OWNED(2)(4)         OWNED(2)           OWNED(2)
------------------------------------------------   -------------------    -----------    -------------------    -----------
Ronald O. Perelman(5)
  35 East 62nd Street
  New York, New York 10021......................        12,717,000            67.2%            5,784,199            71.8%

Warburg, Pincus Capital Company, L.P.(6)
  466 Lexington Avenue
  New York, New York 10017......................        12,717,000            67.2             1,526,040            18.9


William C. Scott
  Panavision Inc.
  885 Third Avenue--Suite 3020
  New York, New York 10022......................         1,262,508             6.7               139,332             1.7

The Kaufmann Fund, Inc.
  140 East 45th Street--43rd Floor
  New York, New York 10017......................         1,000,000             5.3               120,000             1.5

John S. Farrand.................................           702,600             3.7                84,312             1.0

Jeffrey J. Marcketta............................           268,430             1.4                30,276               *

Christopher M.R. Phillips.......................            15,601               *                    60               *

Sidney Lapidus(7)...............................        12,717,000            67.2             1,526,040            18.9

Martin D. Payson................................            11,200               *                    --              --

Willis G. Ryckman...............................             1,200              --                    --              --

Joanne R. Wenig.................................                --              --                    --              --

Howard Gittis...................................                --              --                    --              --

James R. Maher..................................                --              --                    --              --

Joseph P. Page..................................                --              --                    --              --

Kenneth Ziffren.................................                --              --                    --              --

All directors and executive officers as a group         14,978,539            79.1             7,564,219            93.9
  (8 persons)...................................

     The foregoing persons have sole voting and investment power, unless otherwise indicated below.

------------------

* Less than 1%.

(1) Assumes 88% of the shares of Panavision Common Stock are exchanged for cash.

(2) Except as otherwise indicated, the persons in this table have sole voting and investment power with respect to all shares of Panavision Common Stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table. Mr. Scott has shared investment power with respect to 6,000 shares of Panavision Common Stock.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

(3) Amounts shown for each stockholder include all shares of Panavision Common Stock subject to stock options for 101,408, 0, 16,130, 15,101, 1,200 and 1,200 shares of Panavision Common Stock granted to Messrs. Scott, Farrand, Marcketta, Phillips, Payson and Ryckman exercisable within 60 days. Not included are 265,273, 306,812, 103,184, 27,975, 4,800, 4,800 and 6,000
    shares of Panavision Common Stock subject to options granted to Messrs. Scott, Farrand, Marcketta Phillips, Payson and Ryckman and Ms. Wenig respectively, that would not be exercisable within 60 days, but for the consummation of the Merger.

(4) Based upon 18,928,500 shares of Panavision Common Stock outstanding as of December 31, 1997. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group.

(5) All of the shares indicated as owned by Mr. Perelman are beneficially owned, pursuant to the Stockholders Agreement, by Mafco Holdings, a wholly owned subsidiary of Mr. Perelman, and accordingly, Mr. Perelman may be deemed to have beneficial ownership of such shares.

(6) The sole general partner of Warburg (together with its wholly owned subsidiaries, 'Warburg, Pincus') is Warburg, Pincus & Co., a New York general partnership ('WP'). E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ('EMW LLC'), manages Warburg. The members of EMW LLC are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. WP, as the sole general partner of Warburg, has a 20% interest in the profits of Warburg. Mr. Lapidus, a director of the Company, is a Managing Director and a member of EMW LLC and a general partner of WP. As such, Mr. Lapidus may be deemed to have an indirect pecuniary interest (within the meaning of the Exchange Act) in an indeterminate portion of the shares beneficially owned by Warburg and WP. See Note 7 below.

(7) All of the shares indicated as owned by Mr. Lapidus are owned by Warburg, Pincus and are included because of his affiliation with Warburg, Pincus. Mr. Lapidus disclaims 'beneficial ownership' of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. The address of Mr. Lapidus is c/o Warburg, Pincus Capital Company, L.P., 466 Lexington Avenue, New York, NY 10017.

                NOMINEES FOR ELECTION AS DIRECTORS OF PANAVISION

     Upon the consummation of the transactions contemplated by the Recapitalization Agreement, PX Holding will have the right to designate all members of the Company's Board of Directors. If the Recapitalization Agreement is approved and adopted by the Panavision stockholders and the Merger is consummated, all of the nominees, if elected, will become the directors of

Panavision immediately after the Effective Time and are expected to serve from such time until the next succeeding annual meeting of stockholders. If the Recapitalization Agreement is not approved, the Merger is not consummated or the nominees are not elected at the Meeting, an annual meeting of stockholders for 1998 will be scheduled in the near future. Directors of the Company will be elected by a plurality vote of the outstanding shares of Panavision Common Stock present in person or represented by proxy at the Meeting. Under applicable Delaware law, in tabulating the votes, abstentions from voting on the election of Directors (including broker non-votes) will be disregarded and have no effect on the outcome of the vote.

     The Board of Directors has been informed that all persons listed below are willing to serve as Directors, but if any of them should decline or be unable to act as a Director, the individuals named in the proxies will vote for the election of such other person or persons as they, in their discretion, may choose. The Board of Directors has no reason to believe that any such nominees will be unable or unwilling to serve.

     THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE ELECTION OF EACH OF THE NOMINEES LISTED HEREIN FOR DIRECTOR.

NOMINEES FOR ELECTION AS DIRECTORS

     The name, age (as of May 1, 1998), principal occupation for the last five years, selected biographical information and period of service as a Director of the Company of each of the nominees for Director are set forth hereafter.

     Ronald O. Perelman (55) has been Chairman of the Board of Directors and Chief Executive Officer of Mafco and various affiliates since 1980. Mr. Perelman also is Chairman of the Executive Committees of the Boards of Directors of Consolidated Cigar Holdings Inc. ('Cigar Holdings'), M&F Worldwide Corp. ('MFW'), Revlon, Inc. ('Revlon') and Revlon Consumer Products Corporation ('Products Corporation') and Chairman of the Board of Meridian Sports Incorporated ('Meridian'). Mr. Perelman is a Director of the following corporations which file reports pursuant to the Exchange Act: California Federal Bank, A Federal Savings Bank ('California Federal'), Cigar Holdings, First Nationwide Holdings Inc. ('FN Holdings'), First Nationwide (Parent) Holdings Inc. ('FN Parent'), MFW, Meridian, Products Corporation, Revlon and REV Holdings Inc. ('REV Holding'). (On December 27, 1996, Marvel Entertainment Group, Inc. ('Marvel'), Marvel (Parent) Holdings Inc. ('Marvel Parent') and Marvel Holdings Inc. ('Marvel Holding'), of which Mr. Perelman was a Director, Marvel III Holdings Inc., of which Mr. Perelman is a director, and several subsidiaries of Marvel filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.)

     William C. Scott (64) has been the Chairman and Chief Executive Officer of the Company since 1988. From 1972 until 1987, Mr. Scott was President and Chief Operating Officer of Western Pacific Industries Inc., a company listed on the New York Stock Exchange. Prior to 1972, Mr. Scott was a Group Vice President of Cordura Corporation (a business information company) for three years, a Vice

President of Booz Allen & Hamilton Inc. (management consulting firm) for five years and an owner/operator of several small businesses for eight years. Mr. Scott is also a director of Edison Control Corporation.

     John S. Farrand (53) has been the President and Chief Operating Officer of the Company since 1985 and a director of the Company since October 1996. From 1980 to 1985, Mr. Farrand was employed by Warner Communications Inc. in several senior executive positions. He was President of their Atari Coin-Operated Games Division and subsequently was appointed President and Chief Operating Officer of Atari Holdings, Inc. Prior to 1980, Mr. Farrand spent 14 years with Music Hire Group Limited, a U.K. company specializing in coin-operated music systems (juke boxes), and from 1973 to 1980 served as Managing Director. Mr. Farrand is a member of the Academy of Motion Picture Arts and Sciences, a member of the Society of Motion Picture and Television Engineers and an associate member of the American Society of Cinematographers.

     Howard Gittis (64) has been Vice Chairman of Mafco and various of its affiliates since 1985. Mr. Gittis is a Director of the following corporations which file reports pursuant to the Exchange Act: Aames Financial Corporation, California Federal, Cigar Holdings, FN Holdings, FN Parent, MFW, Products Corporation, Revlon, REV Holdings, Jones Apparel Group, Inc., Loral Space & Communications Ltd. and Rutherford-Moran Oil Corporation.

     James R. Maher (48) has been President and Chief Executive Officer of Mafco Consolidated Group, Inc. since 1995. Mr. Maher was Chairman of the Board of Laboratory Corporation of America Holdings ('Lab Corp.'), a clinical laboratory company, from 1995 to April 1996 and was President and Chief Executive Officer of National Health Laboratories Holdings Inc., a clinical laboratory company and a predecessor to Lab Corp, from 1992 to 1995. Mr. Maher was Vice Chairman of the First Boston Corporation, an investment bank, from 1990 to 1992 and a Managing Director of the First Boston Corporation from 1982 to 1990. Mr. Maher is a Director of First Brands Corporation which files reports pursuant to the Exchange Act.

     Joseph P. Page (44) was Executive Vice President and Chief Financial Officer of The Coleman Company, Inc. from mid-1997 to March 30, 1998 and was Executive Vice President and Chief Financial Officer of New World Communications Group Inc. from 1994 to 1996. Prior to that, Mr. Page was a partner in the accounting firm of Price Waterhouse for more than five years.

     Martin D. Payson (62) has been a director of the Company since November 1996. Mr. Payson has been active in investment and philanthropic activities since December 1992. From January 1990 to December 1992, he was Vice Chairman of the Board of Directors of Time Warner, Inc., and from 1970 to December 1990, he was an executive officer of Warner Communications Inc. Mr. Payson is a director of Bestform Group, Inc., Meridian, Delta Financial Corporation and Unapix Entertainment, Inc.


     Kenneth Ziffren (57) has been a partner with the law firm of Ziffren, Brittenham, Branca & Fischer since 1979. Mr. Ziffren is a director of City National Corp.

BOARD COMMITTEES AND MEETINGS

     Messrs. Scott and Farrand, officers of the Company, and Mr. Lapidus receive no remuneration for serving on the Board of Directors. Each of the other independent Directors receive an annual fee of $20,000 and a meeting fee of $1,000 for each of the Board of Directors or Committee meetings attended. All directors will be reimbursed for out-of-pocket expenses. Under the Company's First Amended and Restated Stock Option Plan, the Company may, from time to time and in the sole discretion of the Board of Directors, grant options to directors. During 1997, members of the Board of Directors received $69,000 in directors' fees.

     During 1997, the Board of Directors met seven times and took actions by unanimous written consent on other occasions.

     The Company has, as standing committees, an Audit Committee, a Stock Option Committee and a Compensation Committee. The Company does not have a Nominating Committee.

     The current members of the Audit Committee are Messrs. Payson and Ryckman. The Audit Committee provides assistance to the Board of Directors with respect to corporate accounting, reporting practices of the Company and the quality and integrity of the financial reports of the Company. The Audit Committee recommends to the Board of Directors the engagement of the independent auditors of the Company and oversees audits and investigations of the business and financial affairs of the Company, including, without limitation, any audits or investigations which may be required by any governmental regulatory authority.

     The current members of the Stock Option Committee are Messrs. Payson and Ryckman. The Stock Option Committee is the committee responsible for administering the Stock Option Plan and has the authority to grant awards to individuals pursuant to the Stock Option Plan, to determine the number of awards to be so granted, the term of such awards, any vesting requirements and any other administrative determinations required in connection therewith.

     The current members of the Compensation Committee are Messrs. Scott and Lapidus and Ms. Wenig. The Compensation Committee provides assistance to the Board of Directors to ensure that the Company's officers, key executives and Directors are compensated in accordance with the Company's total compensation objectives and executive compensation policies, strategies and pay levels necessary to support organizational objectives.

     In 1997, the Audit Committee, Stock Option Committee and Compensation Committee met following regularly scheduled meetings of the Board of Directors. The Stock Option Committee and Audit Committee each took actions by unanimous written consent.

     After the consummation of the Recapitalization, it is expected that the Company's Board of Directors will act to appoint new members to the Audit, Stock Option and Compensation committees.


EXECUTIVE OFFICERS

     The executive officers serve at the discretion of the Board of Directors. The following table sets forth certain information concerning the executive officers of the Company (as of May 1, 1998) who are expected to serve in such capacity until the consummation of the Recapitalization (none of whom has a family relationship with another executive officer):

NAME                           AGE                           POSITION
----------------------------   ---   ---------------------------------------------------------
William C. Scott............   64    Chairman of the Board and Chief Executive Officer
John S. Farrand.............   53    President and Chief Operating Officer
Jeffrey J. Marcketta........   43    Executive Vice President and Chief Financial Officer
Christopher M.R.
Phillips ...................   38    Controller and Secretary

     William C. Scott has been the Chairman and Chief Executive Officer of the Company since 1988. From 1972 until 1987, Mr. Scott was President and Chief Operating Officer of Western Pacific Industries Inc., a company listed on the New York Stock Exchange. Prior to 1972, Mr. Scott was a Group Vice President of Cordura Corporation (a business information company) for three years, a Vice President of Booz Allen & Hamilton Inc. (management consulting firm) for five years and an owner/operator of several small businesses for eight years. Mr. Scott is also a director of Edison Control Corporation.

     John S. Farrand has been the President and Chief Operating Officer of the Company since 1985. From 1980 to 1985, Mr. Farrand was employed by Warner Communications Inc. in several senior executive positions. He was President of their Atari Coin-Operated Games Division and subsequently was appointed President and Chief Operating Officer of Atari Holdings, Inc. Prior to 1980, Mr. Farrand spent 14 years with Music Hire Group Limited, a U.K. company specializing in coin-operated music systems (juke boxes), and from 1973 to 1980 served as Managing Director. Mr. Farrand is a member of the Academy of Motion Picture Arts and Sciences, a member of the Society of Motion Picture and Television Engineers and an associate member of the American Society of Cinematographers.

     Jeffrey J. Marcketta has been Executive Vice President and Chief Financial Officer of the Company since 1993 and Treasurer since 1996. From 1991 to 1993, Mr. Marcketta served as the President of Panavision Europe Limited, a wholly owned subsidiary of the Company, and was responsible for the general management of the Company's European operations. From 1989 until 1991, he was Vice President of Corporate Development, assisting the Chief Executive Officer in the restructuring and rationalization of the Company's business operations. Prior to joining the Company in 1989, he worked for Ernst & Young LLP for almost ten years, the last three of which were spent in the Mergers and Acquisitions Consulting Group of the New York office.

     Christopher M.R. Phillips has served as Controller of the Company since 1993 and Secretary since 1996. Mr. Phillips was the controller for the domestic operations of the Company from 1989 to 1993 and the assistant controller for the domestic operations of the Company from 1986 to 1989.

EXECUTIVE COMPENSATION

     The following table sets forth information regarding compensation paid to or accrued by all the executive officers of the Company for each of the last three completed fiscal years. Compensation accrued during one year and paid in another is recorded under the year of accrual.

                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG TERM
                                                                                            COMPENSATION AWARDS
                                                  ANNUAL COMPENSATION                  -----------------------------
                                     ----------------------------------------------    SECURITIES
                                                                       OTHER ANNUAL    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR     SALARY      BONUS(1)     COMPENSATION    OPTIONS(#)    COMPENSATION(3)
----------------------------------   ----    --------    ----------    ------------    ----------    ---------------
William C. Scott .................   1997    $800,000    $  400,000      $     --             --         $ 7,125
  Chairman of the Board and          1996     800,000       400,000            --        576,681           7,125
  Chief Executive Officer            1995     600,000     1,172,000            --             --           6,930

John S. Farrand ..................   1997    $600,000    $  300,000      $     --             --         $ 7,125
  President and Chief Operating      1996     600,000       359,400        54,163(2)     726,812           7,125
  Officer                            1995     400,000       785,000            --             --           6,930

Jeffrey J. Marcketta .............   1997    $240,423    $  180,317            --             --         $ 7,125
  Executive Vice President,          1996     228,846       201,335        27,081(2)     224,314           7,125
  Chief Financial Officer and        1995     218,769       314,000            --             --           6,930
  Treasurer

Christopher M. R. Phillips .......   1997    $111,058    $   51,577      $     --             --         $ 7,125
  Controller and Secretary           1996      99,615        24,904            --         43,076           6,504
                                     1995      88,077        45,000                           --           4,842

------------------
(1) Bonuses are paid pursuant to the Company's Executive Incentive Compensation Plan (the 'Executive Incentive Compensation Plan'), in which the Chairman and Chief Executive Officer is eligible to participate, as well as any other employees selected by the Chief Executive Officer. The plan allows participants to earn bonuses up to a stated percentage of their base salary. The bonuses were paid in part based on the Company's achievement of operating results, and in part based on achievement of individual goals established for the participant. Mr. Farrand's and Mr. Marcketta's 1996 bonus also reflects the issuance of shares of Panavision Common Stock (the '1996 Recapitalization Stock') at the time of the Company's 1996 Recapitalization, which shares at such time had a fair market value of $59,400 and $29,700, respectively.

(2) Consists of tax reimbursement payments relating to the 1996 Recapitalization Stock.

(3) Consists of matching contributions by the Company under its 401(k) plan.

OPTION GRANT TABLE

     No stock options were granted to any named executive officers during the last fiscal year.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth the number of shares as to which options were exercised by Messrs. Scott, Farrand, Marcketta and Phillips during 1997, the value realized upon such exercise, and the number and value of options held by such persons as of December 31, 1997.

                                                                       NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                                                                      UNDERLYING UNEXERCISED             IN-THE-MONEY OPTIONS
                                     SHARES                            OPTIONS AT FY-END(#)                 AT FY-END($)(1)
                                   ACQUIRED ON        VALUE        -----------------------------     -----------------------------
NAME                               EXERCISE(#)      REALIZED       EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-------------------------------    -----------     -----------     -----------     -------------     -----------     -------------
William C. Scott...............      210,000       $ 5,216,925       101,408          265,273        $ 2,617,594      $ 6,847,359
John S. Farrand................      420,000       $10,533,850             0          306,812                  0        7,919,585
Jeffrey J. Marcketta...........      105,000       $ 2,608,463        16,130          103,184            416,356        2,663,437
Christopher M.R. Phillips......            0                 0        15,101           27,975            389,795          722,105

------------------
(1) Based on a closing price of $25.8125 per share of Panavision Common Stock on December 31, 1997.

MANAGEMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

     William C. Scott. Pursuant to an employment agreement with the Company, William C. Scott serves as Chairman of the Board of Directors and Chief Executive Officer of the Company at an annual salary of $800,000, subject to annual increases as determined by the Company. The employment agreement provides that Mr. Scott shall be granted bonuses pursuant to the Executive Incentive Compensation Plan and Non-Statutory Options pursuant to the terms of the Stock Option Plan. The employment agreement expires on June 11, 1999. The Company may terminate the employment agreement for cause. In the event of Mr. Scott's voluntary termination (except during the six-month period commencing six months after a change of control) or termination for cause by the Company, the Company shall pay Mr. Scott only an amount equal to his annual base salary and all previously unreimbursed expenses. Upon a voluntary termination by Mr. Scott during such six-month period commencing six months after a change of control, or upon termination of Mr. Scott's employment by the Company without good cause or by Mr. Scott for good reason, Mr. Scott is entitled to the greater of (x) $1,600,000 or (y) twice his annual base salary, and all accrued but previously unpaid salary, bonuses and unreimbursed expenses through the date of termination. Mr. Scott intends to terminate such contract prior to the Merger and, accordingly, upon such termination will not be entitled to any payments thereunder. Upon a termination of Mr. Scott by death or disability, the Company shall make a lump sum payment equal to the greater of $800,000 or Mr. Scott's base salary currently then in effect, as well as all accrued but previously unpaid salary, bonuses and unreimbursed, expenses through the date of termination.

     The employment agreement contains a covenant prohibiting the improper disclosure and use of the Company's confidential information. In addition, the employment agreement contains a covenant prohibiting Mr. Scott from directly or indirectly competing with the Company. This covenant expires two years following Mr. Scott's voluntary termination.

     John S. Farrand. The Company has entered into an employment agreement with Mr. Farrand pursuant to which he is entitled to receive, upon termination of his employment by the Company (other than for cause or upon his death or disability), severance payments equal to the greater of (i) $600,000 or (ii) his annual base salary in effect at the time.

     Jeffrey J. Marcketta. The Company has entered into an employment agreement with Mr. Marcketta pursuant to which he is entitled to receive, upon termination of his employment by the Company (other than for cause or upon his death or disability), severance payments equal to the greater of (i) $237,500 or (ii) his annual base salary in effect at the time.

     Messrs. Farrand and Marcketta intend to waive their rights to receive severance payments upon termination of employment as described above prior to the Effective Time.

COMPENSATION COMMITTEE AND STOCK OPTION COMMITTEE REPORT ON EXECUTIVE
COMPENSATION

     No officer or employee of the Company, other than Messrs. Scott and Farrand, who serve on the Board of Directors of the Company, participated in the deliberations of the Board of Directors of the Company concerning executive compensation.

     The Stock Option Committee and the Compensation Committee were formed on May 8, 1996, upon the consummation of the 1996 Recapitalization. Set forth below is a description of the policies and practices that the Compensation Committee will implement with respect to future compensation determinations.

     Compensation Philosophy. The Company's compensation program is designed to attract, reward and retain highly qualified executives and to encourage the achievement of business objectives and superior corporate performance. The program ensures the Board of Directors and stockholders that (1) the achievement of the overall goals and objectives of the Company can be supported by adopting an appropriate executive compensation policy and implementing it through an effective total compensation program and (2) the total compensation program and practices of the Company are designed with full consideration of all accounting, tax, securities law and other regulatory requirements and are of the highest quality.

     The Company's executive compensation program consists of two key elements:
(1) an annual compensation component composed of base salary and bonus, and (2) a long-term compensation component composed of equity-based awards pursuant to the Stock Option Plan.

     Annual Compensation. Base salaries will be determined by evaluating the responsibilities associated with the position being evaluated and the individual's overall level of experience. In addition, the compensation of the Chief Executive Officer determined by the Compensation Committee is subject to the terms of Mr. Scott's existing employment agreement. Annual salary adjustments will be determined by giving consideration to the Company's performance and the individual's contribution to that performance.

     Bonuses are paid pursuant to the Company's Executive Incentive Compensation Plan, in which the Chairman and Chief Executive Officer is eligible to participate, as well as any other employees selected by the Chief Executive Officer. The plan allows participants to earn bonuses up to a stated percentage of their base salary. The bonuses are paid in part based on the Company's achievement of operating results, and in part based on achievement of individual goals established for the participant.

     With the exception of Mr. Phillips, all of the Company's named executive officers are currently under employment contracts. See 'Management Contracts and Change in Control Agreements.' The annual compensation for Messrs. Marcketta and Phillips and the bonus portion of Mr. Scott's annual compensation will be based upon the considerations noted above. Mr. Scott's base salary is determined pursuant to his employment agreement.

     Long-term Compensation. In order to align stockholder and executive officer interests, the long-term component of the Company's executive compensation program utilizes equity-based awards whose value is directly related to the value of the Panavision Common Stock. These equity-based awards will be granted by the Stock Option Committee pursuant to the Stock Option Plan. Individuals to whom equity-based awards are to be granted and the amount of Panavision Common Stock related to equity-based awards will be determined solely at the discretion of the Stock Option Committee. Because individual equity-based award levels will be based on a subjective evaluation of each individual's overall past and expected future contribution, no specific formula is used to determine such awards for any executive.

     Tax Deductibility of Executive Compensation. Section 162(m) of the Code limits the tax deductibility of compensation in excess of $1 million paid to certain members of senior management, unless the payments are made under a performance-based plan as defined in Section 162(m). The Company's general policy is to structure its compensation programs to preserve the tax deductibility of compensation paid to its executive officers and other members of management. All compensation paid pursuant to the Stock Option Plan is intended to be exempt from the application of Section 162(m). Although Messrs. Scott's and Farrand's total annual salary and bonus in 1997 exceeded $1 million, such amounts were exempt from the application of Section 162(m) because of certain grandfather provisions and therefore are fully deductible by the Company. While the Company currently intends to pursue a strategy of maximizing deductibility of senior management compensation, it also believes it is important to maintain the flexibility to take actions it considers to be in the best interests of the Company and its stockholders, which may be based on considerations in addition to Section 162(m).


COMPENSATION COMMITTEE             STOCK OPTION COMMITTEE
-----------------------            -----------------------
   William C. Scott                   Martin D. Payson
    Sidney Lapidus                    Willis G. Ryckman
    Joanne R. Wenig


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the last completed fiscal year, Messrs. Scott and Lapidus and Ms. Wenig served as members of the Compensation Committee. Mr. Scott is Chief Executive Officer of the Company.

                      COMPARATIVE STOCK PERFORMANCE GRAPH

     The graph below compares the total cumulative return of the Panavision Common Stock from November 21, 1996 (the date trading of the Panavision Common Stock commenced) through December 31, 1997, to the Standard & Poor's 500 Index and the Russell 2000 Index. The graph assumes that dividends were reinvested and is based on an investment of $100 on November 20, 1996.

                                   [CHART]

                                                    CUMULATIVE TOTAL RETURN

                                                --------------------------------
                                                11/20/96    12/31/96    12/31/97
                                                --------    --------    --------
Panavision Inc.................................   $100      $ 122.06    $ 151.84
Standard & Poor's 500 Index....................    100         99.57      130.23
Russell 2000...................................    100        104.34      125.75

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

     In May 1996, the Company effected a recapitalization, pursuant to which it acquired all of the equity interests in PILP it did not previously own and retired all of PILP's outstanding debt securities for a total of $126.1 million in cash (the 'PILP Recapitalization'). As part of the PILP Recapitalization:

          (i) Warburg, Pincus and Messrs. Scott, Farrand and Marcketta contributed $11,608,000, $580,400, $165,829 and $82,914, respectively, to the Company for subordinated demand notes which had an interest rate of 6.83% per annum and ranked pari passu with each other. The notes to Messrs. Scott, Farrand and Marcketta were issued on May 8, 1996. The notes to Warburg, Pincus were issued on May 8, July 16, and July 31, 1996. Mr. Lapidus is a Managing Director of Warburg, Pincus which holds 67.2% of the shares of Panavision Common Stock;

          (ii) Mr. Scott exchanged his interests in PILP for 989,100 shares of Panavision Common Stock;

          (iii) Messrs. Farrand and Marcketta were issued 282,600 and 141,300 shares of Panavision Common Stock, respectively; and

          (iv) the Company, Warburg, Pincus and Messrs. Scott, Farrand and Marcketta entered into an Amended and Restated Stockholders Agreement dated June 12, 1996 (the 'PILP Stockholder Agreement'), pursuant to which the parties have agreed to cause the Board of Directors to include (i) three persons designated by Warburg, Pincus, (ii) William C. Scott or, if he is not an employee of the Company or is otherwise unavailable, one person designated by the holders of a majority of the shares of Panavision Common Stock held by management who are then employed by the Company and (iii) John S. Farrand or, if he is not an employee of the Company or is otherwise unavailable, one person designated by the holders of a majority of the shares of Panavision Common Stock held by management who are then employed by the Company. The PILP Stockholders Agreement imposes certain restrictions on the transfer of shares of Panavision Common Stock by the management stockholders prior to the second anniversary of the initial public offering. The PILP Stockholders Agreement also provides such stockholders with certain registration rights. The PILP Stockholders Agreement terminates on the date when Warburg, Pincus and its affiliates beneficially own less than 5% of the outstanding shares of Panavision Common Stock.

     Effective July 1, 1996, Warburg, Pincus acquired substantially all of the assets of Lee Lighting Limited for approximately $8.0 million and contributed those assets to the Company. The purchase price equaled the book value of the acquired assets.

     Mr. Farrand, an executive officer of the Company, is the obligor in respect of a promissory demand note issued to the Company in January 1987. The principal amount of and accrued interest on this note were $540,000 and $38,681, respectively, as of December 31, 1997. The note accrues interest at a rate of 7.04% per annum, and, as of December 31, 1997, no payments of principal had been made. This note was originally issued in connection with Mr. Farrand's purchase of a residence and is secured by a portion of Mr. Farrand's Panavision Common Stock and options therefor.

     In December 1997, in order to facilitate the payment of taxes related to the exercise of options issued pursuant to the Panavision Stock Option Plan, the Company made advances to certain officers and key employees in the form of notes. Notes were issued by Messrs. Scott, Farrand and Marcketta in the amount of $2,152,503, $3,698,800 and $924,700, respectively. The notes are recourse obligations and mature on the earlier of December 24, 2000 or the date of consummation of the Panavision Recapitalization. Interest on the notes is compounded semiannually at the applicable federal rate in effect on the date the notes were issued.

     Certain executive management services have been provided by the Company to Lee International, Inc. ('LII'), an indirect, wholly owned subsidiary of Warburg, Pincus. The amount received by the Company from LII was $996,000, $854,000, $687,000 and $510,000 for the years ended December 31, 1993, 1994,
1995 and 1996, respectively. The amounts received have been offset against selling, general and administrative expenses in the Company's consolidated statement of income. The agreement with LII expired on September 30, 1996.

      COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     The Company's executive officers, directors and ten percent stockholders are required under Section 16(a) of the Exchange Act, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Commission and the New York Stock Exchange. Copies of these reports must also be furnished to the Company. Based solely upon its review of copies of such reports furnished to the Company through the date hereof, or written representations that no reports were required to be filed, the Company believes that during the fiscal year ended December 31, 1997, all filing requirements applicable to its officers, directors and ten percent stockholders were complied with in a timely manner, except for Form 4s filed in connection with the exercise of options in December 1997 by Messrs. Scott, Farrand, Marcketta, Harvey, Hezzlewood and Neil, which were filed 23 days late, and a Form 4 disclosing the sale of 1,100 shares of Panavision Common Stock by Mr. Hezzlewood, which was filed four months late.

              RATIFICATION OF SELECTION OF THE COMPANY'S AUDITORS

     The Audit Committee and the Board of Directors of the Company has appointed Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 1998. Although stockholder action on this matter is not required, this appointment is being recommended to the stockholders for ratification. Pursuant to applicable Delaware law, the ratification of the selection of Ernst & Young LLP requires the affirmative vote of the holders of a majority of the votes cast at the Meeting, in person or by proxy, and entitled to vote. Abstentions and broker non-votes will be counted and will have the same effect as a vote against the proposal.

     Ernst & Young LLP representatives will be present at the Meeting and will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

     THE COMPANY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR 1998.

                                 LEGAL OPINIONS

     The legality of Panavision Common Stock being retained in the Merger and certain federal income tax consequences of the Merger are being passed on by Willkie Farr & Gallagher, New York, New York, special counsel to the Company. See 'THE MERGER--Certain Federal Income Tax Consequences.'

                                    EXPERTS

     The consolidated financial statements of the Company appearing in its Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     Representatives of Ernst & Young LLP are expected to be present at the Meeting, where they will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     Panavision hereby incorporates by reference into this Proxy Statement the following documents previously filed with the Commission pursuant to the Exchange Act:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended by Amendment No. 1 thereto on Form 10-K/A filed with the Commission on April 28, 1998; and

          (2) The Company's Registration Statement on Form 8-A as filed with the Commission on October 31, 1996, as amended by Amendment No. 1 thereto on Form 8-A/A-1 filed with the Commission on November 20, 1996.

     In addition, all reports and other documents filed by Panavision pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the Panavision Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

     THIS PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE FILED BY PANAVISION WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST FROM ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT IS DELIVERED, FROM PANAVISION INC., 6219 DE SOTO AVENUE, WOODLAND HILLS, CALIFORNIA 91367, ATTENTION: SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MAY 31, 1998.

                             STOCKHOLDER PROPOSALS

     Management of the Company knows of no other matters that may properly be, or which are likely to be, brought before the Meeting. However, if any other matters are properly brought before such Meeting, the persons named in the enclosed Proxy or their substitutes intend to vote the Proxies in accordance with their judgment with respect to such matters, unless authority to do so is withheld in the Proxy.

     Stockholder proposals intended to be presented at the Company's 1999 Annual Meeting must be received by the Company not later than November 30, 1998 for inclusion in the proxy materials for such meeting. Such proposals should be sent by Certified Mail--Return Receipt Requested to the attention of the Secretary of the Company, Panavision Inc., 6219 De Soto Avenue, Woodland Hills, California 91367. Under the rules of the Commission, a stockholder submitting a proposal is required to be a record or beneficial owner of at least 1% or $1,000 in market value of Panavision Common Stock for at least one year prior to the date of submission of the proposal, and he or she must continue to own such securities through the date on which the meeting is held.

                             INDEX OF DEFINED TERMS

1996 Recapitalization Stock..................................................................................    69
ABR Loans....................................................................................................    46
Aggregate Consideration......................................................................................    10
Alternative Consideration....................................................................................    61
Antitrust Division...........................................................................................    11
Board........................................................................................................     1
Board of Directors...........................................................................................     1
California Federal...........................................................................................    66
Cash Election Number.........................................................................................    10
Cash Election Shares.........................................................................................    10
Cash Price...................................................................................................    38
Chase........................................................................................................    46
Cigar Holdings...............................................................................................    66
Closing Date.................................................................................................    46
Code.........................................................................................................    42
Commission...................................................................................................     6
Company......................................................................................................     1
Company Board Action Termination Provision...................................................................    60
Company Stock Option.........................................................................................    12
Confidentiality Agreement....................................................................................    30
Credit Facilities............................................................................................    46
Designated Number of Common Shares...........................................................................    41
Designated Per Share Purchase Price..........................................................................    41
DGCL.........................................................................................................     2
EBIT.........................................................................................................    36
EBITDA.......................................................................................................    35
Effective Time...............................................................................................     7
Election.....................................................................................................    10
Election Date................................................................................................    10
EMW LLC......................................................................................................    65
Engagement Letter............................................................................................    37
ERISA........................................................................................................    55
Eurodollar Loans.............................................................................................    46
Exchange Act.................................................................................................     6
Exchange Agent...............................................................................................    10
Executive Incentive Compensation Plan........................................................................    69
Film Services Group..........................................................................................    19
FN Holdings..................................................................................................    66
FN Parent....................................................................................................    66
Form of Election.............................................................................................    10
FSG..........................................................................................................    19
FSG Acquisition..............................................................................................    19
FTC..........................................................................................................    11
Goldman Sachs................................................................................................     3
Guarantors...................................................................................................    47
Holder.......................................................................................................     1
HSR Act......................................................................................................    11
Indemnified Parties..........................................................................................    57

Indenture....................................................................................................    45

IRS..........................................................................................................    42
Lab Corp.....................................................................................................    66
Lee Lighting.................................................................................................    26
LII..........................................................................................................    73
LTM..........................................................................................................    35
LTM EBITDA Multiple..........................................................................................    35
Mafco........................................................................................................     1
Mafco Option.................................................................................................    14
Marvel.......................................................................................................    66
Marvel Holding...............................................................................................    66
Marvel Parent................................................................................................    66
Meeting......................................................................................................     1
Merger.......................................................................................................     1
Merger Sub...................................................................................................     1
Meridian.....................................................................................................    66
MFW..........................................................................................................    66
Murray Devine................................................................................................    47
New Credit Agreement.........................................................................................    46
Non-Cash Election Shares.....................................................................................    10
Notes........................................................................................................    22
NYSE.........................................................................................................     3
Offering.....................................................................................................    45
Option Period................................................................................................    14
Panavision...................................................................................................     1
Panavision Assumption........................................................................................    45
Panavision Common Stock......................................................................................     1
Panavision Recapitalization..................................................................................     1
PILP.........................................................................................................    72
PILP Recapitalization........................................................................................    72
PILP Stockholder Agreement...................................................................................    72
Private Transactions.........................................................................................    35
Products Corporation.........................................................................................    66
Proxy........................................................................................................     3
Proxy Statement..............................................................................................     1
Public Transactions..........................................................................................    35
Purchaser Stock Purchase Shares..............................................................................    62
PX Escrow....................................................................................................    45
PX Holding...................................................................................................     1
PX Holding Stock Purchase....................................................................................    27
Recapitalization Agreement...................................................................................     1
Recapitalization Financings..................................................................................     2
Recapitalization Transactions................................................................................    35
Record Date..................................................................................................     2
Redeemable Preferred Stock...................................................................................     1
Registration Agreement.......................................................................................    45

Registration Statement.......................................................................................     6
Representatives..............................................................................................    56
REV Holding..................................................................................................    66
Revlon.......................................................................................................    66
Revolving Facility...........................................................................................    46
Sale.........................................................................................................    15
Securities Act...............................................................................................     2
Significant Share Retention Alternative......................................................................     2
Solvency Opinion.............................................................................................    47

Stock Purchase...............................................................................................    56
Stockholder Approval.........................................................................................    59
Stockholder Approval Termination Provision...................................................................    60
Stockholders Agreement.......................................................................................     1
Superior Proposal............................................................................................    58
Surviving Corporation........................................................................................    54
Term Facility................................................................................................    46
Tranche A Term Facility......................................................................................    46
Tranche B Term Facility......................................................................................    46
Transactions.................................................................................................    49
Transaction Proposal.........................................................................................    58
Transaction Proposal Termination Provision...................................................................    60
Warburg......................................................................................................     1
Warburg Option...............................................................................................    12
Warburg Option Shares........................................................................................    14
Warburg, Pincus..............................................................................................    65
Willkie Farr.................................................................................................    30
WP...........................................................................................................    65

                                    ANNEX I

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    AGREEMENT OF RECAPITALIZATION AND MERGER

                                  BY AND AMONG

                            PX HOLDING CORPORATION,
                             PX MERGER CORPORATION
                                      AND
                                PANAVISION INC.

                         DATED AS OF DECEMBER 18, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                           PAGE
                                                                                                           ----

                                                   ARTICLE I
                                                  THE MERGER
SECTION 1.1    The Merger...............................................................................      1
SECTION 1.2    Effective Time...........................................................................      1
SECTION 1.3    Effects of the Merger....................................................................      1
SECTION 1.4    Certificate of Incorporation and By-Laws of the Surviving Corporation....................      2
SECTION 1.5    Directors and Officers...................................................................      2
SECTION 1.6    Closing..................................................................................      2

                                                  ARTICLE II
                                   EFFECT OF THE MERGER ON THE CAPITAL STOCK
                                        OF THE CONSTITUENT CORPORATIONS
SECTION 2.1    Effect on Capital Stock..................................................................      2
SECTION 2.2    Proration................................................................................      3
SECTION 2.3    Election Procedures......................................................................      3
SECTION 2.4    Options; Stock Plans.....................................................................      4
SECTION 2.5    Exchange and Retention of Common Shares..................................................      4

                                                  ARTICLE III
                                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SECTION 3.1    Organization and Qualification; Subsidiaries.............................................      5
SECTION 3.2    Capitalization; Subsidiaries.............................................................      5
SECTION 3.3    The Purchased Shares.....................................................................      6
SECTION 3.4    Authority Relative to this Agreement.....................................................      6
SECTION 3.5    No Violation; Required Filings and Consents..............................................      6
SECTION 3.6    SEC Reports and Financial Statements.....................................................      7
SECTION 3.7    No Undisclosed Liabilities...............................................................      8
SECTION 3.8    Litigation...............................................................................      8
SECTION 3.9    Properties and Assets; Real Property and Leases..........................................      8
SECTION 3.10   Insurance................................................................................      9
SECTION 3.11   Information..............................................................................      9
SECTION 3.12   Employee Benefit Plans...................................................................      9
SECTION 3.13   Taxes....................................................................................     10
SECTION 3.14   Environmental Matters....................................................................     12
SECTION 3.15   Absence of Certain Changes...............................................................     14
SECTION 3.16   Broker...................................................................................     14
SECTION 3.17   Opinion of Investment Banker.............................................................     14
SECTION 3.18   Board Recommendation.....................................................................     14
SECTION 3.19   Required Company Vote....................................................................     14
SECTION 3.20   Intellectual Property....................................................................     14
SECTION 3.21   Related Party Transactions...............................................................     16
SECTION 3.22   Labor Relations and Employment...........................................................     16

                                                  ARTICLE IV
                                        REPRESENTATIONS AND WARRANTIES

                                          OF PURCHASER AND MERGER SUB
SECTION 4.1    Organization and Qualification...........................................................     17
SECTION 4.2    Authority Relative to this Agreement.....................................................     17
SECTION 4.3    Capitalization of Merger Sub; Interests in the Company...................................     17
SECTION 4.4    No Violation.............................................................................     17

                                                                                                           PAGE
                                                                                                           ----
SECTION 4.5    Information..............................................................................     18
SECTION 4.6    No Prior Business........................................................................     18
SECTION 4.7    No Distribution..........................................................................     18
SECTION 4.8    Broker...................................................................................     18

                                                   ARTICLE V
                                                   COVENANTS
SECTION 5.1    Conduct of Business of the Company.......................................................     18
SECTION 5.2    Access to Information; Confidentiality...................................................     19
SECTION 5.3    Financing................................................................................     20
SECTION 5.4    Stock Purchase...........................................................................     20
SECTION 5.5    Efforts..................................................................................     20
SECTION 5.6    Public Announcements.....................................................................     21
SECTION 5.7    Indemnification; Directors' and Officers' Insurance......................................     21
SECTION 5.8    Notification of Certain Matters..........................................................     22
SECTION 5.9    No Solicitation..........................................................................     22
SECTION 5.10   Redeemable Preferred Stock...............................................................     23
SECTION 5.11   Affiliate Letters........................................................................     23
SECTION 5.12   Reports..................................................................................     23
SECTION 5.13   Stockholders Meeting.....................................................................     23
SECTION 5.14   Employee Benefits........................................................................     24
SECTION 5.15   Other Actions............................................................................     24
SECTION 5.16   Lisitng of Common Stock..................................................................     24

                                                  ARTICLE VI
                                   CONDITIONS TO CONSUMMATION OF THE MERGER
SECTION 6.1    Conditions to the Obligations of Both Parties............................................     24
SECTION 6.2    Conditions to the Obligations of Purchaser and Merger Sub................................     25
SECTION 6.3    Conditions to the Obligations of the Company.............................................     26

                                                  ARTICLE VII
                                        TERMINATION; AMENDMENT; WAIVER
SECTION 7.1    Termination..............................................................................     26
SECTION 7.2    Effect of Termination....................................................................     27
SECTION 7.3    Fees and Expenses........................................................................     27
SECTION 7.4    Amendment................................................................................     27
SECTION 7.5    Extension; Waiver........................................................................     27

                                                 ARTICLE VIII

                                                 MISCELLANEOUS
SECTION 8.1    Non-Survival of Representations and Warranties...........................................     27
SECTION 8.2    Entire Agreement; Assignment.............................................................     27
SECTION 8.3    Validity.................................................................................     27
SECTION 8.4    Notices..................................................................................     28
SECTION 8.5    Governing Law............................................................................     28
SECTION 8.6    Descriptive Headings.....................................................................     28
SECTION 8.7    Counterparts.............................................................................     28
SECTION 8.8    Parties in Interest......................................................................     28
SECTION 8.9    Certain Definitions......................................................................     29
SECTION 8.10   Specific Performance.....................................................................     29

                             INDEX OF DEFINED TERMS

                                                                                                              PAGE
                                                                                                              ----
Affiliate..................................................................................................    29
Agreement..................................................................................................     1
Amended and Restated Certificate of Incorporation..........................................................     2
Business...................................................................................................    13
Cash Consideration.........................................................................................     2
Cash Election Number.......................................................................................     3
Cash Election Shares.......................................................................................     2
Cashed Shares..............................................................................................     4
Certificates...............................................................................................     4
Closing....................................................................................................     2
Closing Date...............................................................................................     2
Code.......................................................................................................     9
Common Shares..............................................................................................     1
Company....................................................................................................     1
Company Board..............................................................................................     1
Company Financial Statements...............................................................................     7
Company SEC Reports........................................................................................     7
Company Stock Option.......................................................................................     4
Company Stockholder Approval...............................................................................     1
Confidentiality Agreement..................................................................................    20
Contract...................................................................................................     7
DGCL.......................................................................................................     1
Effective Time.............................................................................................     1
Election Date..............................................................................................     3
Environmental Laws.........................................................................................    13
Environmental Liabilities and Costs........................................................................    13
Environmental Permits......................................................................................    13
ERISA......................................................................................................     9
ERISA Affiliate............................................................................................     9
Exchange Act...............................................................................................     7
Exchange Agent.............................................................................................     3
Exchange Fund..............................................................................................     4
Form of Election...........................................................................................     3
Governmental Entity........................................................................................     7
Hazardous Substances.......................................................................................    13
HSR Act....................................................................................................     7
Indemnified Parties........................................................................................    21
Intellectual Property......................................................................................    15
Laws.......................................................................................................    13
License Agreements.........................................................................................    16
Liens......................................................................................................     8
Losses.....................................................................................................    13
Material Adverse Effect on Purchaser or Merger Sub.........................................................    17
Material Adverse Effect on the Company.....................................................................     5
Merger.....................................................................................................     1

Merger Consideration.......................................................................................     3
Merger Sub.................................................................................................     1
Merger Sub Common Stock....................................................................................     2
NYSE.......................................................................................................     3
Other Filings..............................................................................................     9
Patents....................................................................................................    15

                                                                                                              PAGE
                                                                                                              ----
Permitted Liens............................................................................................     8
Person.....................................................................................................    29
Plans......................................................................................................     9
Preferred Stock............................................................................................     5
Proration Factor...........................................................................................     3
Proxy Statement............................................................................................     9
Purchaser..................................................................................................     1
Release....................................................................................................    13
Remedial Action............................................................................................    14
Representatives............................................................................................    19
Retained Common Shares.....................................................................................     3
SEC........................................................................................................     3
Securities Act.............................................................................................     7
Software...................................................................................................    16
Special Meeting............................................................................................     9
Stock Purchase.............................................................................................     1
Stockholder................................................................................................     3
Stockholder Approval.......................................................................................    24
Subsidiaries...............................................................................................    29
Subsidiary.................................................................................................    29
Surviving Corporation......................................................................................     1
Tax Return.................................................................................................    12
Taxes......................................................................................................    12
Technology.................................................................................................    16
Trademarks.................................................................................................    15
TSCA.......................................................................................................    13
U.S. GAAP..................................................................................................     7
Voting Debt................................................................................................     5
WARN.......................................................................................................    16

                    AGREEMENT OF RECAPITALIZATION AND MERGER

     AGREEMENT OF RECAPITALIZATION AND MERGER (collectively, this 'Agreement'), dated as of December 18, 1997, by and among PX Holding Corporation, a Delaware corporation ('Purchaser'), PX Merger Corporation, a Delaware corporation, a wholly owned subsidiary of Purchaser ('Merger Sub'), and Panavision Inc., a Delaware corporation (the 'Company').

     WHEREAS, the Merger (as hereinafter defined) and this Agreement require the vote of a majority of the issued and outstanding Common Shares (as hereinafter defined) for the approval thereof (the 'Company Stockholder Approval');

     WHEREAS, the respective Boards of Directors of Merger Sub and the Company have approved the merger of Merger Sub with and into the Company, as set forth below (the 'Merger'), in accordance with the General Corporation Law of the State of Delaware (the 'DGCL') and upon the terms and subject to the conditions set forth in this Agreement, holders of shares of common stock, par value $.01 per share, of the Company (the 'Common Shares') issued and outstanding immediately prior to the Effective Time (as defined below) will be entitled, subject to the terms hereof and other than as set forth herein, to either (A) receive the Cash Consideration (as hereinafter defined) or (B) retain the Retained Common Shares(as hereinafter defined), in each case pursuant to the Merger;

     WHEREAS, the Board of Directors of the Company (the 'Company Board') has, in light of and subject to the terms and conditions set forth herein, (i) determined that the Merger is in the best interests of the Company and its stockholders, and (ii) resolved to approve and adopt this Agreement and the transactions contemplated hereby and to recommend approval and adoption of this Agreement by the stockholders of the Company;

     WHEREAS, Purchaser desires to purchase and the Company desires to issue and sell to Purchaser a certain number of Common Shares pursuant to the terms and conditions set forth in this Agreement (the 'Stock Purchase');

     WHEREAS, Purchaser, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the Stock Purchase, and also to set forth various conditions to the Merger and the Stock Purchase; and

     WHEREAS, it is intended that the Merger be recorded as a recapitalization for financial reporting purposes.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, Purchaser, Merger Sub and the Company agree as follows:

                                   ARTICLE I
                                   THE MERGER

     SECTION 1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions hereof, and in accordance with the applicable provisions of this Agreement and the DGCL, at the Effective Time (as hereinafter defined) Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the 'Surviving Corporation').

     SECTION 1.2 Effective Time. As soon as practicable after the satisfaction or waiver of the conditions set forth in Article VI, the Company shall execute, in the manner required by the DGCL, and deliver to the Secretary of State of the State of Delaware Certificate of Merger duly executed and verified by the appropriate parties hereto, and the parties shall take such other and further actions as may be required by law to make the Merger effective. The time the Merger becomes effective in accordance with applicable law is referred to herein as the 'Effective Time.'

     SECTION 1.3 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL and as set forth herein. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.4 Certificate of Incorporation and By-Laws of the Surviving Corporation.

     (a) The Amended and Restated Certificate of Incorporation of the Company dated as of July 12, 1996 (the 'Amended and Restated Certificate of Incorporation'), as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable law, or as otherwise contemplated hereby; and, provided that Section 13(b) shall be restated in its entirety therein to read as follows, '(b) Expenses incurred in defending a civil or criminal action, suit or proceeding shall (in the case of any action, suit or proceeding against a director or officer of the Corporation) be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Section 13.'; and further provided, that a new
Section 16 shall be added thereto to read as follows, 'The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.'

     (b) The By-Laws of Merger Sub in effect at the Effective Time shall be the By-Laws of the Surviving Corporation until thereafter amended, in accordance with the provisions thereof, hereof and applicable law.

     SECTION 1.5 Directors and Officers. Subject to applicable law, immediately prior to the Effective Time, the directors of Merger Sub and the officers of the Company shall be the initial directors and the initial officers, respectively, of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

     SECTION 1.6 Closing. The closing of the Merger (the 'Closing') shall take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article VI hereof (the 'Closing Date'), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York 10022-3897, unless another date or place is agreed to in writing by the parties hereto.

                                   ARTICLE II
                   EFFECT OF THE MERGER ON THE CAPITAL STOCK
                        OF THE CONSTITUENT CORPORATIONS

     SECTION 2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Common Shares or any shares of capital stock of Merger Sub:

          (a) Common Stock of Merger Sub. All of the shares of common stock, par value $1.00 per share, of Merger Sub (the 'Merger Sub Common Stock'), issued and outstanding immediately prior to the Effective Time shall be converted into 10 (ten) Common Shares.

          (b) Cancellation of Treasury Stock. Each Common Share that is owned by the Company or by any wholly owned subsidiary of the Company shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefore.

          (c) Retention or Exchange of Common Shares. Except as otherwise provided herein and subject to Sections 2.2 and 2.3, each Common Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be treated as follows:

                (i) for each Common Share with respect to which an election to receive an amount in cash equal to $27.00 (the 'Cash Consideration') has been made and not revoked in accordance with Section 2.3 and for each Common Share for which no election has been made (the 'Cash Election Shares'), the right to receive the Cash Consideration. All Common Shares so exchanged for the Cash Consideration shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate representing any such Common Shares shall, to the extent such Certificate represents such shares, cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration, upon surrender of such Certificate in accordance with Section 2.5.

                (ii) for each Common Share with respect to which an election to retain Common Shares has been made and not revoked in accordance with
           Section 2.3, the right to retain such fully paid and non-assessable Common Share (the 'Retained Common Shares' and, collectively with the Cash Consideration, the 'Merger Consideration').

     SECTION 2.2  Proration.

     (a) Notwithstanding anything in this Agreement to the contrary, the number of Common Shares (the 'Cash Election Number') to be converted into the right to receive the Cash Consideration shall be equal to not more than 88% of the number of Common Shares issued and outstanding immediately prior to the Stock Purchase and held of record or beneficially by stockholders of the Company other than Warburg, Pincus Capital Company, L.P. ('Stockholder').

     (b) If the number of Cash Election Shares is greater than the Cash Election Number, then each Cash Election Share shall (i) receive the Cash Consideration in accordance with the terms of Section 2.1(c)(i) or (ii) be retained as a Retained Common Share in accordance with the terms of Section 2.1(c)(ii) in the following manner:

          (i) A proration factor (the 'Proration Factor') shall be determined by dividing the Cash Election Number by the total number of Cash Election Shares.

          (ii) The number of Cash Election Shares converted into cash in accordance with the terms of Section 2.1(c)(i) shall be determined by multiplying the Proration Factor by the total number of Cash Election Shares covered by such election, rounded down to the nearest whole number.

          (iii) All Cash Election Shares, other than those shares that shall receive cash in accordance with Section 2.3(b)(ii), shall be deemed to be Retained Common Shares (on a consistent basis among stockholders who made the election referred to in Section 2.3(a), pro rata to the number of shares as to which they made such election).

     SECTION 2.3  Election Procedures.

     (a) Each person who, on or prior to the Election Date (as defined in Section 2.3(b) below), is a record holder of Common Shares will be entitled, subject to Section 2.2 hereof, to make an unconditional election on or prior to such Election Date specifying the number of Common Shares which he desires (i) to have converted into the right to receive the Cash Consideration or (ii) to retain as a Retained Common Share.

     (b) Subject to any required clearance by the Securities and Exchange Commission (the 'SEC'), the Purchaser shall prepare a form of election (the 'Form of Election'), which form shall be subject to the reasonable approval of the Company, to be mailed by the Company with the Proxy Statement to the record holders of Common Shares as of the record date for the Special Meeting (as hereinafter defined), which Form of Election shall be used by each record holder of Common Shares who elects to specify the number of Common Shares which he desires to have converted into the right to receive the Cash Consideration in the Merger, subject to the provisions of Section 2.2 hereof. The Company will use its reasonable best efforts to make the Form of Election available to all persons who become holders of Common Shares during the period between such record date and the Election Date, with a copy of the Proxy Statement. Any such holder's election shall have been properly made only if such bank or trust company as shall be mutually acceptable to Purchaser and the Company, acting as exchange agent (the 'Exchange Agent') shall have received at its designated office, by 5:00 p.m., New York City time on the business day prior to the date of the Special Meeting (the 'Election Date'), a Form of Election properly completed and signed and accompanied by Certificates (as hereinafter defined) for the Common Shares to which such Form of Election relates, duly endorsed in blank or otherwise in a form acceptable for transfer on the books of the Company (or by an appropriate guarantee if delivery of such certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent within three New York Stock Exchange ('NYSE') trading days after the date of execution of such guarantee of delivery).

     (c) Any Form of Election may be revoked by the holder submitting it to the Exchange Agent only by written notice received by the Exchange Agent (i) prior to 5:00 p.m., New York City time on the Election Date or

(ii) after the Election Date, if the Company and Purchaser determine, on or prior to the Election Date, that the Closing is not likely to occur within three business days following the Election Date, in which case any Form of Election shall remain revocable until a subsequent date which shall be a date prior to the Closing determined by the Company and the Purchaser. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by Merger Sub and the Company that the Merger has been abandoned. If a Form of Election is revoked, the Certificate or Certificates (or guarantees of delivery, as appropriate) for the Common Shares to which such Form of Election relates shall be promptly returned to the stockholder submitting the same to the Exchange Agent.

     (d) The determination of the Exchange Agent shall be binding with respect to whether or not elections have been properly made or revoked pursuant to this
Section 2.3 and when elections and revocations were received by it. If the Exchange Agent determines that any election was not properly made, such shares shall be treated by the Exchange Agent as Retained Common Shares. The Exchange Agent shall also make all computations as to the allocation and the proration contemplated by Section 2.2, and any such computation shall be conclusive and binding on the holders of Common Shares. The Exchange Agent may, with the mutual agreement of Merger Sub and the Company, make such rules as are consistent with this Section 2.3 for the implementation of the elections provided for herein as shall be necessary or desirable fully to effect such elections.

     SECTION 2.4 Options; Stock Plans. Each option held by an employee, consultant or director of the Company to acquire Common Shares ('Company Stock Option') that is outstanding immediately prior to the Merger, whether or not then vested or exercisable, shall, simultaneously with the Merger, be cancelled in exchange for a prompt payment of a single lump sum cash payment equal to the product of (1) the number of Common Shares subject to such Company Stock Option and (2) the excess, if any, of the Cash Consideration over the exercise price per share of such Company Stock Option.

     SECTION 2.5  Exchange and Retention of Common Shares.

     (a) From time to time prior to the Effective Time, Purchaser shall take all steps necessary to cause to be deposited on a timely basis with the Exchange Agent in an account (the 'Exchange Fund') the Cash Consideration to which holders of Common Shares shall be entitled at the Effective Time pursuant to
Section 2.1(c)(i).

     (b) Promptly after the Effective Time, Purchaser shall cause the Exchange Agent to mail to each record holder of certificates (the 'Certificates') that immediately prior to the Effective Time represented Common Shares a form of letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and instructions for use in surrendering such Certificates and receiving the Merger Consideration in respect thereof.

     (c) In effecting the payment of the Cash Consideration in respect of Common Shares represented by Certificates entitled to payment of the Cash Consideration pursuant to Section 2.1(c)(i) and Section 2.2(b) (the 'Cashed Shares'), upon the surrender of each such Certificate, the Exchange Agent at the time of such surrender shall pay the holder of such Certificate the Cash Consideration multiplied by the number of Cashed Shares, in consideration therefor. Upon such payment, such Certificate shall forthwith be cancelled.

     (d) Until surrendered in accordance with paragraph (c) above, each such Certificate (other than Certificates representing Common Shares held by any affiliate of Merger Sub, in the treasury of the Company or by any wholly owned subsidiary of the Company) shall represent solely the right to receive the aggregate Cash Consideration relating thereto. No interest shall be paid or accrued on the Cash Consideration. If the Cash Consideration (or any portion thereof) is to be delivered to any person other than the person in whose name the Certificate formerly representing Common Shares surrendered therefor is registered, it shall be a condition to such right to receive such Cash Consideration that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such Common Shares shall pay to the Exchange Agent any transfer or other taxes required by reason of the payment of the Cash Consideration to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

     (e) Promptly following the date which is six months after the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation, all cash and other documents in its possession relating to the transactions described in this Agreement, and the Exchange Agent's duties shall terminate. Thereafter, each holder of a Certificate formerly representing a Common Share electing the Cash Consideration may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor the applicable aggregate Cash Consideration relating thereto, without any interest thereon.

     (f) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Common Shares which were outstanding immediately prior to the Effective Time and which were surrendered for exchange for the Cash Consideration. If, after the Effective Time, Certificates formerly representing Common Shares are presented to the Surviving Corporation or the Exchange Agent for exchange for the Cash Consideration, they shall be surrendered and cancelled in return for the payment of the applicable aggregate Cash Consideration relating thereto, as provided in this Article II.

     (g) No Liability. None of Merger Sub, Purchaser, the Company or the Exchange Agent shall be liable to any person in respect of any Cash Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which the Cash Consideration would otherwise escheat to or become the property of any Governmental Entity) any such distributions or cash in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Purchaser and Merger Sub as follows:

     SECTION 3.1 Organization and Qualification; Subsidiaries. The Company and each of its Subsidiaries, is an entity duly organized, validly existing and in good standing under the laws of its state or jurisdiction of organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is in good standing as a foreign entity in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification and where failure to be in good standing or to so qualify would have a Material Adverse Effect on the Company. The term 'Material Adverse Effect on the Company,' as used in this Agreement, means any change in or effect on the business, financial condition, results of operations of the Company or any of its Subsidiaries that would be materially adverse to the Company and its Subsidiaries taken as a whole. Neither (i) seasonal variations in operating income, to the extent reasonably consistent with prior periods, nor (ii) the existence of a labor strike, in and of itself (that is, unless such labor strike has caused a Material Adverse Effect on the Company), shall be deemed a Material Adverse Effect on the Company. The Company has heretofore made available to Purchaser a complete and correct copy of its Amended and Restated Certificate of Incorporation and By-Laws.


     SECTION 3.2  Capitalization; Subsidiaries.

     (a) The authorized capital stock of the Company consists of 50,000,000 Common Shares and 2,000,000 shares of preferred stock, par value $.01 per share ('Preferred Stock'). As of the close of business on December 12, 1997, 18,155,000 Common Shares were issued and outstanding, all of which are entitled to vote, and no Common Shares were held in the Company's treasury. The Company has no shares of Preferred Stock issued or outstanding. The Company intends to authorize the issuance, prior to the Effective Time, of up to 130,000 shares of Series A Redeemable Preferred Stock of the Company, as contemplated by Section
5.10 of this Agreement. As of December 12, 1997,(i) there were 865,950 Common Shares reserved for issuance pursuant to outstanding Options and rights granted under the Stock Plans, and (ii) options to acquire an aggregate of 2,134,050 Common Shares have been issued pursuant to Company Stock Options. All the outstanding shares of the Company's capital stock are duly authorized, validly issued, fully paid and non-assessable. There are no bonds, debentures, notes or other indebtedness having voting rights (or convertible into securities having such rights) ('Voting Debt') of the Company or any of its Subsidiaries issued and outstanding.

     (b) Except as set forth above, as set forth on Section 3.2 of the Company Disclosure Schedule, and for the transactions contemplated by this Agreement, (i) there are no shares of capital stock of the Company authorized, issued or outstanding and (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests or obligations of the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, convertible security, agreement, arrangement or commitment.

     (c) Except as set forth in Section 3.2 of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares of the capital stock of the Company or any Subsidiary or affiliate of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity. Except as set forth in Section 3.2 of the Company Disclosure Schedule, and as permitted by this Agreement, following the Merger, neither the Company nor any of its Subsidiaries will have any obligation to issue, transfer or sell any shares of its capital stock other than pursuant to employee benefit plans.

     SECTION 3.3  The Purchased Shares.  Upon delivery to Purchaser at the

Closing of certificates representing the Stock Purchase Common Shares, and upon receipt of the Company of the payment in full therefor, (i) good and valid title to the Stock Purchase Common Shares shall pass to the Purchaser, free and clear of all liens and restrictions of any kind, except those pursuant to applicable securities laws, and (ii) the Stock Purchase Common Shares shall be validly issued, fully paid and nonassessable. Other than as provided for in this Agreement, the Stock Purchase Common Shares are not, and upon their issuance will not be, subject to any voting trust agreement or other contract, agreement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or other disposition of the Stock Purchase Common Shares. The Company has reserved 7,000,000 Common Shares for issuance pursuant to the Stock Purchase.

     SECTION 3.4  Authority Relative to this Agreement.

     (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, except for the approval of this Agreement by the stockholders of the Company, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the approval of this Agreement by the stockholders of the Company). This Agreement has been duly and validly executed and delivered by the Company, and, assuming this Agreement constitutes a valid and binding obligation of the Purchaser and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

     (b) The Company Board has taken any and all necessary and appropriate action to render inapplicable to the Merger and the transactions contemplated by this Agreement, including the Voting and Stockholders Agreement, dated as of December 18, 1997, by and between Stockholder and Mafco Holdings Inc. (the 'Stockholders Agreement'), the provisions of Section 203 of the DGCL.

     SECTION 3.5  No Violation; Required Filings and Consents.

     (a) Except as set forth in Section 3.5 of the Company Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of consent, termination, purchase, cancellation or acceleration of any obligation or to loss of any property, rights or benefits under, or result in the imposition of any additional obligation under, or result in the creation of any Lien (as hereinafter defined) upon any of the properties or assets of the Company or any of its Subsidiaries under, (i) the organizational documents of the Company or any of its Subsidiaries, (ii) any contract, instrument, permit, concession, franchise, license, loan or credit agreement, note, bond, mortgage, indenture, lease or other property agreement, partnership or joint venture agreement or other legally binding agreement, whether oral or written (a 'Contract'), applicable to the Company or any of its Subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following paragraph, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and
(iii), any such violations, defaults, rights or Liens that individually or in the aggregate would not have a Material Adverse Effect on the Company.

     (b) Other than in connection with, or in compliance with, the provisions of the DGCL with respect to the transactions contemplated hereby, the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), the Securities Act of 1933 (the 'Securities Act'), the securities laws of the various states and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the 'HSR Act'), no authorization, consent or approval of, or filing with, any Governmental Entity (as hereinafter defined) is necessary for the consummation by the Company of the transactions contemplated by this Agreement other than authorizations, consents and approvals the failure to obtain, or filings the failure to make, which would not, in the aggregate, have a Material Adverse Effect on the Company. As used in this Agreement, the term 'Governmental Entity' means any government or subdivision thereof, domestic, foreign or supranational or any administrative, governmental or regulatory authority, agency, commission, tribunal or body, domestic, foreign or supranational.

     SECTION 3.6  SEC Reports and Financial Statements.

     (a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since November 20, 1996 (collectively, the 'Company SEC Reports'). The Company SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and
(ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is required to file any form, report or other document with the SEC.

     (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports (the 'Company Financial Statements') (i) was prepared from the books of account and other financial records of the Company and its Subsidiaries, (ii) was prepared in accordance with United States generally accepted accounting principles ('U.S. GAAP') applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (iii) presented fairly the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the results of their operations and their cash flows for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to the omission of footnotes and normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to have a Material Adverse Effect on the Company).

     (c) The Company Financial Statements were prepared from the books of account and other financial records of the Company and its Subsidiaries: (i) to reflect all items of income and expense and all assets and liabilities required to be reflected therein in accordance with U.S. GAAP applied on a basis consistent with the past practices of the Company, (ii) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies and (iii) have been maintained in accordance with good business and accounting practices.

     (d) Except for liabilities and obligations reflected on the September 30, 1997 consolidated balance sheet of the Company (including the notes thereto), liabilities and obligations disclosed in Company SEC Reports filed prior to the date of this Agreement and other liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 1997, neither the Company nor any Subsidiary has any liabilities or obligation of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, are or are reasonably likely to be material to the Company and its Subsidiaries taken as a whole.

     (e) The Company has heretofore furnished to Purchaser complete and correct copies of (i) all agreements, documents and other instruments not yet filed by the Company with the SEC but that are currently in effect and that the Company expects to file with the SEC after the date of this Agreement and (ii) all amendments and modifications that have not been filed by the Company with SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

     SECTION 3.7 No Undisclosed Liabilities. Except (a) to the extent disclosed (1) in the Company SEC Documents filed prior to the date of this Agreement or (2) set forth on Section 3.7 of the Company Disclosure Schedule and
(b) for liabilities and obligations incurred since September 30, 1997 in the ordinary course of business consistent with past practice or pursuant to the terms of this Agreement, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that have, or would be reasonably likely to have, a Material Adverse Effect on the Company. Section 3.7 of the Company Disclosure Schedule sets forth each instrument evidencing indebtedness of the Company and its Subsidiaries which will accelerate or become due or payable, or result in a right of redemption or repurchase on the part of the holder of such indebtedness, or with respect to which any other payment or amount will become due or payable, in any such case with or without due notice or lapse of time, as a result of this Agreement, the Merger or the other transactions contemplated hereby.

     SECTION 3.8 Litigation. Except as set forth on Section 3.8 of the Company Disclosure Schedule, there is no litigation, suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its Subsidiaries, which individually or in the aggregate, would have a Material Adverse Effect on the Company or could prevent the consummation of the transactions contemplated by this Agreement. Except as disclosed in the SEC Reports filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, individually or in the aggregate, would have a Material Adverse Effect on the Company or could prevent the consummation of the transactions contemplated hereby.

     SECTION 3.9  Properties and Assets; Real Property and Leases.

     (a) With respect to the real property owned by the Company or its Subsidiaries (the 'Owned Property') the Company or its Subsidiaries have sufficient title to all such property and assets to conduct their respective businesses as currently conducted, with only such exceptions as set forth in this Section 3.9 or which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

     (b) Set forth on Company Disclosure Schedule 3.9(b) is a true, correct and complete list (including a general description of the uses for such real property) of all real property owned or leased by the Company and each of its Subsidiaries.

     (c) Except as would not have a Material Adverse Effect on the Company, each parcel of real property owned by the Company or any Subsidiary (i) is owned free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind (collectively, 'Liens'), other than (A) those items set forth on the Company Disclosure Schedule 3.9(c), (B) Liens for current taxes and assessments not yet past due and payable, or if due and payable, which are being contested in good faith, (C) inchoate mechanics' and materialman's Liens of construction in progress, (D) workmen's, repairmen's, warehousemen's and carriers' Liens arising in the ordinary course of business of the Company or such Subsidiary, (E) all liens, easements and other matters of record, Liens and other imperfections of title and encumbrances which, individually or in the aggregate, would not materially and adversely affect the use of the property for its intended purpose (F) any condition that may be shown by a current survey, title report or physical inspection, and (G) zoning, building and other similar restrictions (Liens described in clauses (A) through (G) being referred to herein as 'Permitted Liens'), and (ii) except as set forth on the Company Disclosure Schedule 3.9(c), with respect to any Owned Property, the Company has not received written notice that such Owned Property is subject to any governmental decree or order to be sold or is being condemned or otherwise taken by any public authority with or without payment of compensation therefor, and, to the best knowledge of the Company, no such condemnation or taking has been proposed.

     (d) All leases of real property leased for the use or benefit of the Company or any Subsidiary to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound, and all amendments and modifications thereto are in full force and effect and, except as set forth on the Company Disclosure Schedule 3.9(d) have not been modified or amended, and, except as set forth on the Company Disclosure Schedule 3.9(d), the Company has not received notice of any default under any such lease by the Company or any Subsidiary, or to the knowledge of the Company, no other party thereto is in default thereunder, nor to the knowledge of the Company has any event which with notice or lapse of time or both would constitute a default thereunder by the Company or any Subsidiary or, to the knowledge of the Company, any other party thereto, occurred, except as, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

     SECTION 3.10 Insurance. Set forth in Section 3.10 of the Company Disclosure Schedule is a complete and accurate list of all primary, excess and umbrella policies, bonds and other forms of insurance currently owned or held by or on behalf of or providing insurance coverage to the Company or any Subsidiary, their respective businesses, properties and assets (or their directors, officers, salespersons, agents or employees). All policies set forth in Section 3.10 of the Company Disclosure Schedule are in full force and effect and shall remain in full force and effect through the Closing Date, except to the extent replaced by substantially similar insurance coverage, and with respect to all policies, all premiums currently payable or previously due have been paid, and, to the best knowledge of the Company, no notice of cancellation or termination has been received by the Company or any Subsidiary with respect to any such policy, except for statutory notices. All such policies are sufficient for compliance with all requirements of law and of all Contracts and agreements to which the Company or any Subsidiary is a party or otherwise bound and are valid, outstanding, collectible and enforceable policies and provide insurance coverage which is adequate and customary for a business of the size and type of the Company or any Subsidiary, as the case may be.

     SECTION 3.11 Information. None of the information to be supplied by the Company in writing specifically for inclusion or incorporation by reference in
(i) the definitive proxy statement to be used in connection with a meeting (the 'Special Meeting') of the Company's stockholders at which this Agreement and the matters contemplated hereby will be considered and voted upon and the Form S-4 of which such proxy statement will form a part (collectively, the 'Proxy Statement') or (ii) any other document to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement (the 'Other Filings') will, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement thereto is mailed to stockholders, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company further represents that the Proxy Statement will comply in all material respects with the provisions of applicable federal securities laws.

     SECTION 3.12  Employee Benefit Plans.

     (a) Schedule 3.12(a) of the Company Disclosure Schedule contains a true and complete list of each deferred compensation and each incentive compensation, equity compensation plan, 'welfare' plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ('ERISA')); 'pension' plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (an 'ERISA Affiliate'), that together with the Company would be deemed a 'single employer' within the meaning of section 4001(b) of ERISA, or to which the Company or an ERISA Affiliate is party for the benefit of any employee or former employee of the Company or any Subsidiary (the 'Plans').

     (b) With respect to each Plan, the Company has made available to Purchaser true and complete copies of the Plan and any amendments thereto (or if the Plan is not a written Plan, a description thereof), any related trust or other funding vehicle, any reports or summaries required under ERISA or the Code and the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under section 401 of the Internal Revenue Code of 1986, as amended (the 'Code').

     (c) No liability under Title IV or section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

     (d) No Plan is subject to Title IV of ERISA. Each Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, except whether failure to do so would not reasonably be expected to have a Material Adverse Effect on the Company.

     (e) Each Plan intended to be 'qualified' within the meaning of section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under section 501(a) of the Code.

     (f) Except as set forth in the Company Disclosure Schedule 3.12(a), no Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits under any 'pension plan,' or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

     (g) There are no pending, threatened or anticipated claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, or other- wise involving any such Plan (other than routine claims for benefits), except to the extent that such claims would not reasonably be expected to result in a Material Adverse Effect on the Company.


     SECTION 3.13  Taxes.

     (a) Except as set forth in Schedule 3.13(a) of the Company Disclosure Schedule, all Tax Returns (as hereinafter defined) by or on behalf of the Company or any Subsidiary or any affiliated, combined or unitary group of which the Company or any Subsidiary is or was a member, which if not filed would result in a Material Adverse Effect, have been duly and timely filed with the appropriate taxing authorities and were, in all material respects, true, complete and correct.

     (b) Except as set forth in Schedule 3.13(b) of the Company Disclosure Schedule, the Company and each Subsidiary has paid or will have had paid to the appropriate taxing authority on its behalf, within the time and in the manner prescribed by law, all Taxes (as hereinafter defined) for which it is liable and which if not paid would result in a Material Adverse Effect.

     (c) The Company and each Subsidiary has established on its books and records adequate reserves for the payment of all Taxes for which it is liable which are not yet due and payable, and with respect to any such Taxes which have been proposed, assessed or asserted against them and which, in each case, the failure to establish adequate reserves for such Taxes would result in a Material Adverse Effect.

     (d) The Company and each Subsidiary has complied in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes for which it is liable (including, without limitation, withholding of such Taxes pursuant to sections 1441 and 1442 of the Code or similar provisions under any state, local or foreign laws, and has, within the time and in the manner prescribed by law, withheld and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over under all applicable domestic and foreign laws, in each case in which the failure to so comply and so withhold would result in a Material Adverse Effect.

     (e) Except as set forth in Schedule 3.13(e) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has requested any extension of time within which to file any Tax Return in respect of any taxable year, which Tax Return has not since been filed.

     (f) Except as set forth in Schedule 3.13(f) of the Company Disclosure Schedule, there are no outstanding waivers or comparable consents that have been given by the Company or any Subsidiary or with respect to any Tax Return of the Company or any Subsidiary regarding the application of any statute of limitations with respect to any Taxes or Tax Returns of the Company or any such Subsidiary.

     (g) Except as set forth in Schedule 3.13(g) of the Company Disclosure Schedule (which shall set forth the nature of the proceeding, the type of return, the deficiencies claimed, asserted, proposed or assessed and the amount thereof, and the taxable year in question), no United States federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending against the Company or any Subsidiary with regard to any Taxes or Tax Returns of the Company or any Subsidiary the liability for which would result in a Material Adverse Effect on the Company and no notification has been received by the Company or any Subsidiary that such an audit or other proceeding is pending or threatened.

     (h) Neither the Company nor any Subsidiary has participated in or cooperated with an international boycott within the meaning of section 999 of the Code.

     (i) Neither the Company nor any Subsidiary has filed a consent pursuant to section 341(f) of the Code (or any predecessor provision) or agreed to have section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in section 341(f)(4) of the Code) owned by either the Company or any Subsidiary.

     (j) No property of the Company or any Subsidiary is property that the Subsidiary or any party to this transaction is or will be required to treat as being owned by another person pursuant to the provisions of section 168(f)(8) of the Internal Revenue Code of 1954, as amended, as in effect prior to the enactment of the Tax Reform Act of 1986.

     (k) Panavision Inc., Panavision Remote Systems Inc., Victor Duncan Inc., Keepco I Inc. and Keepco II Inc. are members of an affiliated group of corporations within the meaning of section 1504(a) of the Code that includes the Company; and such affiliated group filed a consolidated return with respect to United States federal income taxes.

     (l) Except as set forth in Schedule 3.13(l) of the Company Disclosure Schedule, there are no encumbrances for taxes upon the assets or properties of the Company or any Subsidiary except for statutory encumbrances for Taxes not yet due and payable.

     (m) Except as set forth in Schedule 3.13(m) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has an obligation under any Tax sharing agreement, Tax indemnification agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment.

     (n) Except as set forth in Schedule 3.13(n) of the Company Disclosure Schedule, no closing agreement pursuant to section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or foreign law has been entered into by or on behalf of the Company or any Subsidiary.

     (o) Except as set forth in Schedule 3.13(o) of the Company Disclosure Schedule, to the best knowledge of the Company and its Subsidiaries no jurisdiction where the Company or any Subsidiary has not filed a Tax Return has made a claim that the Company or such Subsidiary is required to file a Tax Return in such jurisdiction.

     (p) All material elections with respect to Taxes of the Company or any

Subsidiary are set forth in Schedule 3.13(p) of the Company Disclosure Schedule.

     (q) The Company has previously delivered or made available to Purchaser complete and accurate copies of each of (i) all audit reports, letter rulings and technical advice memoranda relating to United States federal, state, local or foreign Taxes due with respect to the income or business of the Company or Panavision International, L.P., (ii) all income Tax Returns filed with any taxing authority (or the relevant portions of any combined, consolidated, or unitary Tax Return filed in any jurisdiction of which the Company or Panavision International, L.P. is a member, including, without limitation, information relating to the computation of taxable income) filed by or on behalf of the Company or Panavision International, L.P. in the last three years, (iii) any closing agreement, settlement agreement or similar agreement or arrangement entered into by or on behalf of the Company or Panavision International, L.P. with any taxing authority, and (iv) any Tax sharing agreement, Tax indemnification agreement or similar contract or arrangement entered into by or on behalf of the Company or Panavision International, L.P.

     (r) The net operating losses, capital losses, charitable contributions, foreign tax credits, general business credits and minimum tax credits for United States federal, state, foreign and all other purposes, as applicable, of each of the Company and any Subsidiary and the dates on which such net operating losses and such other tax attributes will expire are set forth in Schedule 3.13(r) of the Company Disclosure Schedule.

     (s) Except as set forth in Schedule 3.13(s) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has an overall foreign loss (as defined in section 904 of the Code and allocated under Treasury

Regulation section 1.1502-9) as of the taxable year ending December 31, 1996. For all periods subsequent to the taxable year ending December 31, 1996, through the Closing, the Company and its Affiliates (including any Subsidiary) have not and will not take any action or engage in any transaction including, without limitation, causing the Company or any Subsidiary to incur additional liabilities and/or additional expenses (other than (i) any actions or transaction made in the ordinary course of business, (ii) any transactions contemplated by this Agreement or (iii) the acquisition by the Company of the film services group of Visual Action Holdings Plc) that would create an overall foreign loss allocable to the Company or any Subsidiary under Treasury Regulation section 1.1502-9.

     (t) Except as set forth in Schedule 3.13(t) of the Company Disclosure Schedule, no QEF elections (as defined in section 1295 of the Code) have been filed by or on behalf of the Company or any Subsidiary.

     (u) For purposes of this Agreement, 'Taxes' shall mean all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, severance, stamp, occupation, real and personal property, social security, estimated, recording, gift, value assessed, windfall profits or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, whether computed on a separate, consolidated, unitary, combined or other basis, together with any interest, fines, penalties, additions to tax or other additional amounts imposed by any taxing authority (domestic or foreign). For purposes of this Agreement, 'Tax Return' shall mean any return, declaration, report, estimate, information or other document (including any documents, statements or schedules attached thereto) required to be filed with any federal, state, local or foreign tax authority with respect to Taxes.

     SECTION 3.14  Environmental Matters.

     (a) Except as set forth on Section 3.14 of the Company Disclosure Schedule:

          (i) the Company and its Subsidiaries have been and are in compliance with all applicable Environmental Laws as in effect on the date hereof, except for such non-compliance violations and defaults as would not, individually or in the aggregate, have a Material Adverse Effect on the Company;

          (ii) the Company and its Subsidiaries possess all Environmental Permits required for the operation of the Business pursuant to Environmental Laws as in effect on the date hereof, all such Environmental Permits are in effect, there are no pending or, to the best knowledge of the Company, threatened proceedings to revoke such Environmental Permits and the Company and its Subsidiaries are, to the best knowledge of the Company, in compliance with all terms and conditions thereof, except for such failures to possess or comply with Environmental Permits as would not, individually or in the aggregate, have a Material Adverse Effect on the Company;

          (iii) except for matters which would not, individually or in the aggregate, have a Material Adverse Effect on the Company, neither the Company nor any Subsidiary has received any written notification that the Company or any Subsidiary, as a result of any of the current or past operations of the Business, or any property currently or formerly owned or leased in connection with the Business, is or may be the subject of any proceeding, investigation, claim, lawsuit or order by any Governmental Entity or other person as to whether (x) any Remedial Action is or may be needed to respond to a Release or threat of Release into the environment of Hazardous Substances as defined under Environmental Laws as in effect on or prior to the date hereof; (y) any Environmental Liabilities and Costs imposed by, under or pursuant to Environmental Laws as in effect on or prior to the date hereof shall be sought, or proceeding commenced, related to or arising from the current or past operations of the Business; or (z) the Company or any subsidiary is or may be a 'potentially responsible party' for a Remedial Action, pursuant to any Environmental Law as in effect on or prior to the date hereof, for the costs of investigating or remediating Releases or threatened Releases into the environment of Hazardous Substances, whether or not such Release or threatened Release has occurred or is occurring at properties currently or formerly owned, leased or operated by the Company and its Subsidiaries;

          (iv) except for Environmental Permits, none of the Company and its

     Subsidiaries has entered into any written agreement with any Governmental Entity by which the Company or any Subsidiary has assumed responsibility, either directly or as a guarantor or surety, for the remediation of any condition arising from or relating to a Release of Hazardous Substances as defined under Environmental Laws as in effect on or prior to the date hereof into the environment in connection with the Business, including for cost recovery with respect to such Releases or threatened Releases;

          (v) there is not now and has not been at any time in the past, a Release in connection with the current or former conduct of the Business of Hazardous Substances as regulated under Environmental Laws as in effect on or prior to the date hereof for which the Company or any Subsidiary is required or is reasonably likely to be required to perform a Remedial Action pursuant to Environmental Laws as currently in effect, or will incur Environmental Liabilities and Costs that would, individually or in the aggregate, have a Material Adverse Effect on the Company.

     (b) For purposes of this Section:

          (i) 'Business' means the current and former businesses of the Company and its Subsidiaries including, but not limited to, businesses or Subsidiaries that have been previously sold by the Company, its Subsidiaries or any predecessors thereto.

          (ii) 'Environmental Laws' means all Laws relating to the protection of the environment, or to any emission, discharge, generation, processing, storage, holding, abatement, existence, Release, threatened Release or transportation of any Hazardous Substances, including, but not limited to,
     (i) CERCLA, the Resource Conservation and Recovery Act, the Clean Water Act, the Clean Air Act, the Toxic Substances Control Act, as amended (the 'TSCA'), property transfer statutes or requirements and (ii) all other requirements pertaining to reporting, licensing, permitting, investigation or remediation of emissions, discharges, Releases or threatened Releases of Hazardous Substances into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, sale, treatment, receipt, storage, disposal, transport or handling of Hazardous Substances.

          (iii) 'Environmental Liabilities and Costs' means all damages, natural resource damages, claims, losses, expenses, costs, obligations, and liabilities (collectively, 'Losses'), whether direct or indirect, known or unknown, current or potential, past, present or future, imposed by, under or pursuant to Environmental Laws, including, but not limited to, all Losses related to Remedial Actions, and all fees, capital costs, disbursements, penalties, fines and expenses of counsel, experts, contractors, personnel and consultants based on, arising out of or otherwise in respect of (i) the Company, any Subsidiary (including predecessors and former Subsidiaries) or property owned, used or leased by the Company or any Subsidiary in respect of the Business at any time; (ii) conditions existing on, under, around, above or migrating from any such property; and (iii) expenditures necessary to cause any such property or the Company or any Subsidiary to be in compliance with requirements of Environmental Laws.

          (iv) 'Environmental Permits' means any federal, state, foreign, provincial or local permit, license, registration, consent, order, administrative consent order, certificate, approval or other authorization necessary for the conduct of the Business as currently conducted under any Environmental Law.

          (v) 'Hazardous Substances' means any substance that (a) is defined, listed or identified or otherwise regulated as a 'hazardous waste,' 'hazardous material' or 'hazardous substance,' 'toxic substance,' 'hazardous air pollution,' 'polluted,' or 'contaminated' or words of similar meaning and regulatory effect under CERCLA, TSCA or the Resource Conservation and Recovery Act or any other Environmental Law or analogous state or foreign law (including, without limitation, radioactive substances, asbestos, polycholorinated biphenyls, petroleum and petroleum derivatives and products) or (b) requires investigation, removal or remediation under applicable Environmental Law.

          (vi) 'Laws' means all (A) constitutions, treaties, statutes, laws (including, but not limited to, the common law), rules, regulations, ordinances or codes of any Governmental Entity, (B) Environmental Permits, and (C) orders, decisions, injunctions, judgments, awards and decrees of any Governmental Entity.

          (vii) 'Release' means as defined in CERCLA or the Resource Conservation and Recovery Act, without limiting its application to violations or alleged violations of those statutes, but not including any discharge, spill or emission that is the subject of, and in compliance with, an Environmental Permit.

          (viii) 'Remedial Action' means all actions required by Governmental Entity pursuant to Environmental Law or otherwise taken as necessary to comply with Environmental Law to (i) clean up, remove, treat or in any other way remediate any Hazardous Substances; (ii) prevent the release of Hazardous Substances so that they do not migrate or endanger or threaten to endanger public health or welfare or the environment; or (iii) perform studies, investigations or monitoring in respect of any such matter.

     SECTION 3.15 Absence of Certain Changes. Since September 30, 1997, except as contemplated by this Agreement or as disclosed in Company SEC Reports filed prior to the date of this Agreement, the Company and its Subsidiaries have conducted their business only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (a) any Material Adverse Effect on the Company, (b) any material change by the Company in its accounting methods, principles or practices, except as may be required by GAAP,

(c) any damage, destruction or loss (whether or not covered by insurance) with respect to properties or assets of the Company or any Subsidiary that, individually or in the aggregate, is material to the Company and its Subsidiaries taken as a whole, (d) any declaration, setting aside or payment of any dividend or distribution in respect of Common Shares or any redemption, purchase or other acquisition of any of its securities, (e) any revaluation by the Company and its Subsidiaries of any asset (including, without limitation, any writing down of the value of inventory or writing off of notes or accounts receivable), other than in the ordinary course of business consistent with past practice, (f) any entry by the Company or any Subsidiary into any commitment or transaction material to the Company and its Subsidiaries taken as a whole, except in the ordinary course of business consistent with past practice, (g) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any officers or key employees of the Company or any Subsidiary, except in the ordinary course of business consistent with past practice, (h) any acquisition or disposition by the Company of any material asset, except in the ordinary course of business except consistent with past practice, (i) any incurrence, assumption or guarantee of any indebtedness or obligation relating to any lending or borrowing except current liabilities and commitments incurred in the ordinary course of business consistent with past practice, or (j) any amendment, modification or termination of any existing, or entering into any new, material contract, or any material plan, lease, license, permit or franchise, except in the ordinary course of business consistent with past practice.

     SECTION 3.16 Broker. Except for the engagement of Goldman, Sachs & Co., none of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement.

     SECTION 3.17 Opinion of Investment Banker. The Company has received the opinion of Goldman, Sachs & Co. to the effect that, as of December 17, 1997, the Merger Consideration is fair to the Company's stockholders from a financial point of view.

     SECTION 3.18 Board Recommendation. The Company Board, at a meeting duly called and held, has (a) determined that this Agreement and the transactions contemplated hereby, taken together, are advisable and in the best interests of the Company and its stockholders, and (b) subject to the other provisions hereof, resolved to recommend that the holders of the Common Shares approve this Agreement and the transactions contemplated hereby, including the Merger.

     SECTION 3.19 Required Company Vote. The Company Stockholder Approval, being the affirmative vote of a majority of the Common Shares, is the only vote of the holders of any class or series of the Company's securities necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

     SECTION 3.20  Intellectual Property.


     (a) Section 3.20 of the Company Disclosure Schedule sets forth a list of all material domestic and foreign Intellectual Property (as hereinafter defined). Except as set forth on Section 3.20 of the Company Disclosure Schedule;

     (b) To the Company's knowledge, the Company or a Subsidiary is the sole and exclusive owner of the Intellectual Property set forth on Section 3.20 of the Company Disclosure Schedule and has the sole and exclusive right to use, sell, license, or bring actions for the infringement of its rights thereto, free and clear of all Liens which would have a Material Adverse Effect on the Company;

     (c) To the Company's knowledge, there are no royalties, fees or other payments payable by the Company or any of its Subsidiaries to any person by reason of ownership, use, license or sale of any of the Intellectual Property or the conduct of the Company or its Subsidiaries' business which would have a Material Adverse Effect on the Company;

     (d) To the Company's knowledge, neither the Company nor its Subsidiaries has entered into or is otherwise bound by any consent, forebearance to sue, settlement agreement or other agreement which limits the Company's or its Subsidiaries' rights to use, sell or license any of the Intellectual Property except as would not have a Material Adverse Effect on the Company;

     (e) All patent, trademark, service mark, copyright and other registrations and applications set forth on Section 3.20 of the Company Disclosure Schedule
(x) are standing in the name of the Company or a Subsidiary, (y) are, with respect to domestic registrations and applications, valid and subsisting, and
(z) to the Company's knowledge, are not subject to any pending, actual or threatened interference, opposition, cancellation or other proceeding before any court or registration authority which individually or in the aggregate would have a Material Adverse Effect on the Company;

     (f) To the Company's knowledge, neither the Company nor its Subsidiaries is, in any material respect, in breach, violation or default of the License Agreements (and the Company is not aware of any event which has occurred which with the giving of notice or the passage of time or both would constitute such a breach, violation or default or give rise to any right of termination, amendment, renegotiation, cancellation or acceleration under any such agreement), and to the Company's knowledge, no other party to any such agreement is in breach, violation or default thereof except as would not have a Material Adverse Effect on the Company;

     (g) To the Company's knowledge, neither the manufacture, use, sale, offering for sale, marketing or importation under, or the license of any of the Intellectual Property set forth in Section 3.20 of the Company Disclosure Schedule, nor the conduct of the Company's or its Subsidiaries' businesses in the manner currently conducted or proposed to be conducted, violates, in any material respect, any License Agreement, or conflicts with or infringes on the rights of any person; no allegation of such an infringement has been made within three (3) years preceding the date of this Agreement, and the Company is not aware of any basis for such a claim; and, to the Company's knowledge, there is no pending or threatened claim or litigation challenging or questioning the validity of, or the Company's or its Subsidiaries' ownership or right to use, sell, license, or bring actions for the infringement of its rights to the Intellectual Property set forth in Schedule 3.20 of the Company Disclosure Schedule which individually or in the aggregate would have a Materially Adverse Effect on the Company, and the Company is not aware of any basis for such a claim;

     (h) To the Company's knowledge, no person has infringed, misappropriated, or misused any of the Intellectual Property, except as would not have a Material Adverse Effect on the Company, and neither the Company nor any of its subsidiaries has asserted any claim of infringement, misappropriation, or misuse against any person within the past three (3) years;

     (i) To the Company's knowledge, the Company and its Subsidiaries have taken all reasonably necessary steps to maintain and protect the Intellectual Property set forth on Schedule 3.20 of the Company Disclosure Schedule; and

     (j) Except as would not have a Material Adverse Effect on the Company, the Company is not aware of any facts or circumstances that exist which could render any of the Intellectual Property invalid or unenforceable.

     (k) As employed herein, the term 'Intellectual Property' shall mean: (i) any and all registered and unregistered trademarks, service marks, slogans, trade names, logos and trade dress, both domestic and foreign, which are owned by the Company or a Subsidiary (collectively, and together with the good will associated with each, 'Trademarks'); (ii) any and all domestic and foreign patents, patent applications, invention registrations and invention disclosures which are owned by the Company or a Subsidiary (collectively, 'Patents'); (iii) any and all registered and unregistered copyrights, both domestic and foreign, which are owned by the Company or a Subsidiary, including, but not limited to, programs and databases which are owned by the Company or a

Subsidiary (together, 'Software'); (iv) any and all unpatented or unpatentable methods, devices, technology, trade secrets, proprietary information and know-how which are owned by the Company or a Subsidiary (collectively, 'Technology'); and (v) any and all licenses, contracts or other agreements which involve the development, acquisition, use, sale or license of intellectual property rights and to which the Company or a Subsidiary is a party (collectively, 'License Agreements).'

     SECTION 3.21  Related Party Transactions.  Except as set forth in Section
3.21 of the Company Disclosure Schedule hereto or as disclosed in SEC Reports filed prior to the date of this Agreement, there are no contracts, agreements, arrangements or understandings of any kind between any affiliate (other than any Subsidiary) of the Company, on the one hand, and the Company or any Subsidiary, on the other hand.

     SECTION 3.22  Labor Relations and Employment.

     (a) Except as set forth on Section 3.22(a) of the Company Disclosure Schedule and except to the extent that such matters would not result in a Material Adverse Effect on the Company, (i) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending, or, to the best knowledge of the Company, threatened against the Company or any of its Subsidiaries, and during the past three years there has not been any such action; (ii) to the best knowledge of the Company, there are no union claims to represent the employees of the Company or any of its Subsidiaries; (iii) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries; (iv) none of the employees of the Company or any of its Subsidiaries is represented by any labor organization and the Company does not have any knowledge of any current union organizing activities among the employees of the Company or any of its Subsidiaries, nor does any question concerning representation exist concerning such employees; (v) the Company and its Subsidiaries are, and have at all times been, in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law, ordinance or regulation;
(vi) there is no unfair labor practice charge or complaint against the Company or any of its Subsidiaries pending or, to the best knowledge of the Company, threatened before the National Labor Relations Board or any similar state or foreign agency; (vii) there is no grievance arising out of any collective bargaining agreement or other grievance procedure; (viii) no charges with respect to or relating to the Company or any of its Subsidiaries are pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices; (ix) neither the Company nor any of its Subsidiaries has received notice of the intent of any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to the Company or any of its Subsidiaries and no such investigation is in progress;
(x) there are no complaints, lawsuits or other proceedings pending or, to the best knowledge of the Company, threatened in any forum by or on behalf of any present or former employee of the Company or any of its Subsidiaries alleging breach of any express or implied contract of employment, any law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship; and
(xi) to the best knowledge of the Company, since the enactment of the Worker Adjustment and Retraining Notification ('WARN') Act, there has not been (i) a 'plant closing' (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, or (ii) a 'mass layoff' (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES
                          OF PURCHASER AND MERGER SUB

     Purchaser and Merger Sub represent and warrant to the Company as follows:

     SECTION 4.1 Organization and Qualification. Each of Purchaser and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware and is not required to be qualified as a foreign corporation under the laws of any jurisdiction.

     SECTION 4.2 Authority Relative to this Agreement. Each of Purchaser and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Purchaser and Merger Sub and the consummation by each of Purchaser and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by their respective Board of Directors and sole stockholder of each of Purchaser and Merger Sub and no other corporate proceedings on the part of either Purchaser or Merger Sub are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by each of Purchaser and Merger Sub and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding agreement of each of Purchaser and Merger Sub, enforceable against each of Purchaser and Merger Sub in accordance with its terms.

     SECTION 4.3 Capitalization of Merger Sub; Interests in the Company. The authorized capital stock of Merger Sub consists of the Merger Sub Common Stock. As of the close of business on December 17, 1997, 10 shares of Merger Sub Common Stock were issued and outstanding, all of which are entitled to vote, and no shares of Merger Sub Common Stock were held in the Merger Sub's treasury. All the outstanding shares of the Merger Sub's capital stock are duly authorized, validly issued, fully paid and non-assessable. As of the date hereof, the Purchaser and Merger Sub do not beneficially hold any Common Shares.

     SECTION 4.4  No Violation.

          (a) Neither the execution nor delivery of this Agreement by either Purchaser or Merger Sub nor the consummation by either Purchaser or Merger Sub of the transactions contemplated hereby shall (i) constitute a breach or violation of any provision of the Certificate of Incorporation or By-Laws of either Purchaser or Merger Sub or (ii) constitute a breach, violation or default (or any event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien or encumbrance upon any of the properties or assets of either Purchaser or Merger Sub under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other Contract to which either Purchaser or Merger Sub is a party or by which it or any of its properties or assets are bound or (iii) subject to the governmental filings and other matters referred to in the following paragraph, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to either Purchaser or Merger Sub or its properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights or Lien that individually or in the aggregate would not have a Material Adverse Effect on Purchaser or Merger Sub.

          (b) Other than in connection with, or in compliance with, the provisions of the DGCL with respect to the transactions contemplated hereby, the Exchange Act, the Securities Act, the securities laws of the various states and the HSR Act, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary for the consummation by the Company of the transactions contemplated by this Agreement other than authorizations, consents and approvals the failure to obtain, or filings the failure to make, which would not, in the aggregate, have a Material Adverse Effect on Purchaser or Merger Sub. The term 'Material Adverse Effect on Purchaser or Merger Sub', as used in this Agreement, means any change in or effect on the business, financial condition, results of operations or prospects of Purchaser or Merger Sub that would be materially adverse to Purchaser or Merger Sub, respectively.

     SECTION 4.5 Information. None of the information to be supplied by either Purchaser or Merger Sub in writing specifically for inclusion or incorporation by reference in (i) the Proxy Statement or (ii) the Other Filings will, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement is mailed to stockholders, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     SECTION 4.6 No Prior Business. Neither Purchaser nor Merger Sub has engaged in any business or activity of any kind or entered into any agreement or arrangement with any Person or incurred, directly or indirectly, any material liabilities or obligations, other than in connection with the transactions contemplated by this Agreement.

     SECTION 4.7 No Distribution. Purchaser shall acquire any Common Shares purchased pursuant to this Agreement for its own account and not with a view to or for sale in connection with any distribution thereof, and Purchaser shall not sell or otherwise dispose of any Common Shares, except in each case in compliance with the Securities Act and the rules and regulations thereunder.

     SECTION 4.8 Broker. Neither the Purchaser nor Merger Sub, or any of their affiliates, has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement.

                                   ARTICLE V

                                   COVENANTS

     SECTION 5.1 Conduct of Business of the Company. Except as contemplated by this Agreement or as expressly agreed to in writing by Purchaser, during the period from the date of this Agreement to the Effective Time, the Company will, and will cause each of its Subsidiaries to, conduct its operations according to its ordinary and usual course of business and consistent with past practice and use its and their respective reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with them and to preserve goodwill. Without limiting the generality of the foregoing, and except as (x) otherwise expressly provided in or contemplated by this Agreement, (y) required by law, or (z) set forth on
Section 5.1 of the Company Disclosure Schedule, prior to the Effective Time, the Company will not, and will cause its Subsidiaries not to, without the consent of
Purchaser:

          (a) except with respect to annual bonuses made in the ordinary course of business consistent with past practice, adopt or amend in any material respect any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, pension, retirement, employment or other employee benefit agreement, trust, plan or other arrangement for the benefit or welfare of any director, officer or employee of the Company or any of its Subsidiaries or increase in any manner the compensation or fringe benefits of any director, officer or employee of the Company or any of its Subsidiaries or pay any benefit not required by any existing agreement or place any assets in any trust for the benefit of any director, officer or employee of the Company or any of its Subsidiaries (in each case, except with respect to employees and directors in the ordinary course of business consistent with past practice);

          (b) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances, except for (A) indebtedness incurred in the ordinary course of business and consistent with past practice, (B) indebtedness of the Company to a direct or indirect wholly owned Subsidiary to the Company or another direct or indirect wholly owned Subsidiary and
     (C) other indebtedness with a maturity of not more than one year incurred in the ordinary course of business consistent with past practice;

          (c) enter into any contract or agreement material to the business, results of operations, or financial condition of the Company and its Subsidiaries taken as a whole other than in the ordinary course of business, consistent with past practice;

          (d) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets other than immaterial properties or assets (or immaterial portions of properties or assets), (i) except in the ordinary course of business consistent with past practice or (ii) as otherwise reasonably necessary to comply with the terms of any (a) mortgage liens encumbering such Property, (b) insurance requirement or (c) laws, rules or regulations or any governmental authority;

          (e) (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (f) authorize for issuance, issue, deliver, sell or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its Subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights) (other than issuances upon exercise of options or pursuant to Company Stock Options);

          (g) amend its Amended and Restated Certificate of Incorporation, By-Laws or equivalent organizational documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of the Company or of any material Subsidiary of the Company;

          (h) acquire or dispose of (including, without limitation, by merger, consolidation, or acquisition or disposition or stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any assets, other than the acquisition or disposition of assets in the ordinary course of business consistent with past practice and any other acquisitions or dispositions for consideration which is not, individually, in excess of $2,500,000, and in the aggregate, in excess of $5,000,000;

          (i) settle or compromise any stockholder derivative suits arising out of the transactions contemplated hereby or any other litigation (whether or not commenced prior to the date of this Agreement) or settle, pay or compromise any claims not required to be paid, individually in an amount in excess of $50,000, or in the aggregate in excess of $250,000, other than in consultation and cooperation with Purchaser, and, with respect to any such settlement, with the prior written consent of Purchaser;

          (j) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable);


          (k) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability;

          (l) take any action that would result in (i) any of the representations or warranties of the Company set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations or warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Merger set forth in Article VI not being satisfied; and

          (m) authorize or enter into any agreement to do anything prohibited by Sections 5.1(a) through (m).

     SECTION 5.2  Access to Information; Confidentiality.

     (a) To the fullest extent possible, consistent with applicable Law, the Company shall afford to Purchaser and its officers, employees, accountants, counsel, financial advisors and other representatives ('Representatives') reasonable access during normal business hours during the period prior to Effective Time to all the officers, employees, agents, properties, books, contracts, commitments and records of the Company and its Subsidiaries, and shall cooperate in furnishing, and cause its officers, employees and agents to furnish, promptly to Purchaser and its representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries as Purchaser may reasonable request.

     (b) Until the Effective Time, Purchaser, Merger Sub and the Company shall be bound by, and will hold any information received pursuant to this Agreement in confidence in accordance with the terms of, the confidentiality agreement by and between the Company and Mafco Consolidated Group, Inc., dated October 8, 1997 (the 'Confidentiality Agreement').

     (c) No investigation by either the Company or Merger Sub shall affect the representations and warranties of the other.

     SECTION 5.3 Financing. Purchaser shall use its reasonable best efforts to conclude any financing necessary to consummate the transactions contemplated by this Agreement on or before the Closing Date. The Company shall use, and shall cause William C. Scott, Chairman of the Board and Chief Executive Officer, John
S. Farrand, President and Chief Operating Officer and Jeffrey J. Marcketta, Executive Vice President, Chief Financial Officer and Treasurer to use, their respective reasonable best efforts (consistent with the Company's obligations pursuant to Section 5.1 of this Agreement) to assist the Purchaser in obtaining any financing pursuant to this Section 5.3.

     SECTION 5.4  Stock Purchase.


     (a) Immediately prior to the consummation of the Merger, the Company shall sell, transfer, assign and deliver the Designated Number of Common Shares (as hereinafter defined) to the Purchaser, and the Purchaser shall purchase the Designated Number of Common Shares from the Company for the Designated Per Share Purchase Price (as hereinafter defined), payable by wire transfer of same day funds; provided, that all conditions to the Merger contained in this Agreement have been either satisfied or waived.

     (b) For purposes hereof:

             (i) 'Designated Per Share Purchase Price' shall mean the number obtained by dividing (x) the sum of (A) the number of Cashed Shares multiplied by $27.00, (B) the number Company Stock Options to be cashed out pursuant to Section 2.4 of this Agreement multiplied by $27.00, and
        (C) 100 times the number of redeemable preferred shares to be exchanged for cash pursuant to Section 7.3 of the Stockholders Agreement, multiplied by $26.50, by (y) the sum of (A) the number of Cashed Shares,
        (B) the number Company Stock Options to be cashed out pursuant to
        Section 2.4 of this Agreement, and (C) 100 times the number of redeemable preferred shares to be exchanged for cash pursuant to Section
        7.3 of the Stockholders Agreement; and

             (ii) 'Designated Number of Common Shares' shall mean such number of Common Shares which, when added to the number of Retained Shares and the number of Common Shares to be retained by the Stockholder pursuant to
        Section 7.3 of the Stockholders Agreement, results in a number of Common Shares which, when multiplied by the Designated Per Share Purchase Price, shall equal $215,000,000.

     SECTION 5.5  Efforts.

     (a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable including, but not limited to, (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the transactions contemplated by this Agreement, including, (x) the prompt preparation and filing with the SEC of the Proxy Statement, as well as any other registration statement that may be required in connection with the financing of the transactions contemplated by this Agreement, and (y) such actions as may be required to have the Proxy Statement, and such other registration statements, if any, declared effective under the Securities Act and the Proxy Statement cleared by the SEC, in each case, as promptly as practicable, including by consulting with each other as to and responding promptly to, any SEC comments with respect thereto, and the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any third party or Governmental Entity, and (ii) causing the satisfaction of all conditions to the Closing.

     (b) Each party shall promptly consult with the other with respect to, provide any necessary information that is not subject to legal privilege with respect to, and provide the other (or its counsel) copies of, all filings made by such party with any Governmental Entity or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the transactions contemplated by this Agreement. Each party hereto shall promptly inform the other of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If either party receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

     SECTION 5.6 Public Announcements. The Company, on the one hand, and Purchaser and Merger Sub, on the other hand, shall consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Merger, the Stock Purchase and the other transactions contemplated hereby, shall provide to the other party for review a copy of any such press release or statement, and shall not issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable law or any listing agreement with a securities exchange.

     SECTION 5.7  Indemnification; Directors' and Officers' Insurance.

     (a) From and after the Effective Time, Purchaser shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its Subsidiaries (the 'Indemnified Parties') from and against all losses, claims, damages, expenses or liabilities arising out of or related to actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time to the same extent and on the same terms and conditions (including with respect to advancement of expenses) provided for in the Company's Amended and Restated Certificate of Incorporation and By-Laws and agreements in effect at the date hereof (to the extent consistent with applicable law), which provisions will survive the Merger and continue in full force and effect for six years after the Effective Time. It is further understood and agreed that the Company shall, to the fullest extent permitted under the DGCL and regardless of whether the Merger becomes effective, indemnify, defend and hold harmless, and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under the DGCL, indemnify, defend and hold harmless, each Indemnified Party against any costs or expenses (including reasonable attorneys' fees), judgements, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, and in the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Company or the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly as statements therefor are received, and (ii) the Company and the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and further, provided, that neither the Company nor the Surviving Corporation shall be obliged pursuant to this Section 5.7 to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single action except to the extent that, in the opinion of counsel for the Indemnified Parties, two or more of such Parties have conflicting interests in the outcome of such action. Without limiting the foregoing, Purchaser shall, and shall cause the Surviving Corporation to, advance expenses, including reasonable attorney's fees and expenses, as incurred by an Indemnified Party with respect to the foregoing to the fullest extent permitted under the DGCL, provided that the Indemnified Party to whom expenses are advanced provides the undertaking to repay such advances contemplated by Section 145(e) of the DGCL.

     (b) The Surviving Corporation shall cause to be maintained in effect for not less than four years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company; provided that the Surviving Corporation may substitute therefor other policies of at least the same coverage amounts and which contain terms and conditions not less advantageous to the beneficiaries of the current policies and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and provided, further, that the Surviving Corporation shall not be required to pay an annual premium in excess of 200% of the last premium paid by the Company prior to the date hereof and if the Surviving Corporation is unable to obtain the insurance required by this Section 5.7(b) for such maximum amount then it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

     (c) This Section 5.7 shall survive the consummation of the Merger, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, and shall be binding on all successors and assigns of Purchaser, and the Surviving Corporation.

     SECTION 5.8 Notification of Certain Matters. Purchaser and the Company shall promptly notify each other of (i) the occurrence or non-occurrence of any fact or event which would be reasonably likely (A) to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time or (B) to cause any covenant, condition or agreement under this Agreement not to be complied with or satisfied and (ii) any failure of the Company, Purchaser or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that no such notification shall affect the representations or warranties of either party or the conditions to the obligations of either party hereunder. Each of the Company, Purchaser and Merger Sub shall give prompt notice to the other of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.


     SECTION 5.9  No Solicitation.

     (a) The Company and its Subsidiaries shall, and the Company shall direct and use its reasonable best efforts to cause the officers, directors, employees, representatives, agents and affiliates of the Company and its Subsidiaries to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to any Transaction Proposal (as hereinafter defined). The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its officers, directors, or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly or indirectly,

     (i) solicit, initiate or encourage (including by way of furnishing information or assistance) any inquiries or the making of any proposal which constitutes, or may be reasonably expected to lead to, any Transaction Proposal or

     (ii) enter into or participate in any discussions or negotiations regarding any Transaction Proposal;

provided, however, that at any time prior to the receipt of the vote of the Company's stockholders approving this Agreement and the transactions contemplated hereby (the 'Required Vote') the Company may, in response to a Transaction Proposal which the Board of Directors reasonably believes may constitute, or result in the making of, a Superior Proposal (as hereinafter defined) which was not solicited subsequent to the date hereof (x) furnish information with respect to the Company to any Person pursuant to a confidentiality agreement on terms no less favorable to the Company than the Confidentiality Agreement; and (y) enter into or participate in discussions, investigations or negotiations regarding such Transaction Proposal. The Company shall promptly give written notice to Purchaser of the names of the person or persons with respect to which it takes any action pursuant to subclauses (x) and
(y) of the preceding sentence and a general description of the actions taken.

     (b) Except as set forth in this Section 5.9, the Board of Directors of the Company shall not (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the Purchaser, the approval or recommendation by such Board of Directors of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Transaction Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Transaction Proposal. Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that it has received a Superior Proposal (as defined below), the Board of Directors of the Company may, prior to the receipt of the Required Vote, withdraw or modify its approval or recommendation of the Merger and this Agreement, approve or recommend a Superior Proposal or terminate this Agreement, but in each case, only at a time that is at least four business days after Purchaser's receipt of written notice advising Purchaser that the Board of Directors of the Company has received a Transaction Proposal that may constitute a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and the names of the person or persons making such Superior Proposal.

     (c) Nothing contained in this Section 5.9 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgement of the Board of Directors of the Company, after consultation with outside counsel, such disclosure is necessary in order to comply with its fiduciary duties to the Company's shareholders under applicable law or is otherwise required under applicable law.

     (d) (i) For purposes of this Agreement, 'Transaction Proposal' means any bona fide inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of more than 50% of the aggregate assets of the Company and its subsidiaries, taken as a whole, or more than 50% of the voting power of the shares of Common Stock then outstanding or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by this Agreement.

     (ii) For purposes of this Agreement, a 'Superior Proposal' means any proposal determined by the Board of Directors of the Company in good faith, after consultation with outside counsel, to be a bona fide proposal and made by a third party to acquire, directly or indirectly, for consideration consisting of cash, property and/or securities, more than 50% of the voting power of the shares of Common Stock then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment, after consultation with outside counsel and with a financial advisor of nationally recognized reputation, to be more favorable to the Company's shareholders than the Merger (taking into account all factors relating to such proposal deemed relevant by the Company Board, including, without limitation, the financing of such proposal and all other conditions to closing).

     SECTION 5.10 Redeemable Preferred Stock. The Company shall from the date of this Agreement and until the Closing reserve 130,000 shares of Series A Redeemable Preferred Stock of the Company, free and clear of any lien or encumbrance thereon, for issuance pursuant to Section 7.3 of the Stockholders Agreement.

     SECTION 5.11 Affiliate Letters. Prior to the Closing Date, the Company shall deliver to Purchaser and Merger Sub a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of the Company, 'affiliates' of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its reasonable best efforts to cause each such person who makes or is deemed to have Retained Common Shares to deliver to Purchaser on or prior to the Closing Date a written agreement in a form reasonably satisfactory to Purchaser and the Company.


     SECTION 5.12 Reports. The Company shall provide Purchaser with monthly financial statements, prepared in accordance with past practice, as soon as reasonably practicable following delivery of such reports to the Chief Executive Officer of the Company.

     SECTION 5.13  Stockholders Meeting.

     (a) The Company, acting through the Company Board, shall, in accordance with applicable law:

             (i) duly call, give notice of, convene and hold the meeting as soon as practicable following the execution of this Agreement;

             (ii) prepare and file with the SEC a preliminary proxy statement relating to this Agreement, and use its best efforts (A) to obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consultation with Purchaser, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and cause the Proxy Statement to be mailed to its stockholders and (B) to obtain the necessary approvals of the Merger and this Agreement by its stockholders; and

             (iii) subject to Section 5.9, include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of this Agreement.

     (b) The Company and Purchaser, shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading, and the Company shall further take all steps necessary to cause the Proxy Statement as so corrected to be filed with the SEC and to be disseminated to the holders of Common Shares, in each case, as and to the extent required by applicable federal securities laws.

     SECTION 5.14 Employee Benefits. As of the Effective Time, the Surviving Corporation shall honor and satisfy all obligations and liabilities with respect to the Plans. Notwithstanding the foregoing, the Surviving Corporation shall not be required to continue any particular Plan after the Effective Time, and any Plan may be amended or terminated subject to, and in accordance with, its terms and applicable law. For a period of at least 18 months following the Effective Time, the Surviving Corporation shall provide employee benefit plans, programs and arrangements, either directly or through a plan of an affiliate ('Purchaser Plans') that, in the aggregate, provide benefits not materially less favorable than the Plans as currently in effect, provided that (i) each employee of the Company shall receive full credit for years of service with the Company or any of its subsidiaries prior to the Merger for all purposes for which such service was recognized under applicable Plans, including, but not limited to, recognition of service for eligibility, vesting (including acceleration thereof pursuant to the terms of the applicable Plans) and, to the extent not duplicative of benefits received under such Plans, the amount of benefits, (ii) each employee of the Company shall participate in the Purchaser Plans on terms no less favorable than those applicable to similarly situated employees in such Purchaser Plans, and (iii) any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under the Plans) and eligibility waiting periods under any group health plans shall be waived with respect to such participants and their eligible dependents.

     SECTION 5.15 Other Actions. With respect to each employee (the 'Individuals') of the Company who is a 'disqualified individual' (within the meaning of section 280G of the Code) the Company shall (i) pay to each such individual, prior to January 1, 1998, the amount determined by the Company to have been earned by such individual in respect of the current fiscal year of the Company under the Company's Executive Incentive Compensation Plan, (ii) take all such reasonable actions (including, but not limited to, accelerating the exercisability of Company Stock Options held by the Individuals) as shall be necessary to permit each Individual to exercise, prior to January 1, 1998, a sufficient number of Company Stock Options so as to permit the condition set forth in Section 6.2(f) hereto to be satisfied and (iii) use its commercially reasonable best efforts to loan to each Individual, on commercially reasonable terms, the amount (the 'Withholding Amount') required to be withheld by the Company under federal, state and local tax laws in respect of any exercise of a Company Stock Option after the date hereof to the extent such exercise is intended by the Individual to satisfy the condition set forth in Section 6.2(f) hereof. To the extent that the Company is unable to lend all or part of the Withholding Amount to one or more of the Individuals, Purchaser shall, or shall cause one of its affiliates to, lend to each Individual an amount equal to the excess, if any, of the Withholding Amount with respect to such Individual over the amount loaned to such Individual by the Company pursuant to the preceding sentence; provided, however, that the Purchaser's obligations under this sentence shall be conditioned upon (1) the receipt by the Purchaser or such affiliate of a first priority perfected security interest in all of the shares of Common Shares acquired upon the exercise of such Company Stock Options and
(2) the making of arrangements satisfactory to the Purchaser for the continuation of such first priority perfected security interest in all proceeds of such Common Shares.

     SECTION 5.16 Listing of Common Stock. The Company shall use its reasonable best efforts to cause the Common Shares to be issued pursuant to the Stock Purchase to be authorized for listing on the NYSE, subject to official notice of issuance.

                                   ARTICLE VI
                    CONDITIONS TO CONSUMMATION OF THE MERGER

     SECTION 6.1 Conditions to the Obligations of Both Parties. The respective obligations of Purchaser, Merger Sub and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:

          (a) Stockholder Approval. The stockholders of the Company shall have duly approved the transactions contemplated by this Agreement (the 'Stockholder Approval').

          (b) Form S-4. The Form S-4 of which the Proxy Statement constitutes a part shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and any material 'blue sky' and other state securities laws applicable to the registration and qualification of Common Shares shall have been complied with.

          (c) Solvency Letters. The Company and Purchaser shall each have received a solvency letter, in form and substance and from an independent evaluation firm reasonably satisfactory to both parties, as to the solvency of the Company and its Subsidiaries on a consolidated basis after giving effect to the transactions contemplated by this Agreement.

          (d) Orders and Injunctions. No Governmental Entity or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, executive order or Order which is then in effect and has the effect of restraining or making the Merger or the Stock Purchase illegal or otherwise prohibiting consummation of the Merger or the Stock Purchase.

          (e) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the Merger and the Stock Purchase shall have expired or been terminated.

          (f) The Stock Purchase. Purchaser shall have purchased and the Company shall have issued and sold the Stock Purchase Shares pursuant to
     Section 5.4 of this Agreement.

     SECTION 6.2 Conditions to the Obligations of Purchaser and Merger Sub. The obligations of Purchaser and Merger Sub to effect the Merger are further subject to the following conditions:

          (a)  Accuracy of Representations and Warranties.   The representations
     and warranties of the Company contained herein (without giving effect to the materiality, Material Adverse Effect or knowledge qualifications contained therein) shall be true and correct when made and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty had by its terms been made as of a specific date, in which case such representation and warranty shall have been true and correct as of such specific date), except, in all instances, where the failure to be so true and correct shall not result, individually or in the aggregate, in a Material Adverse Effect; and Purchaser shall have received a certificate signed on behalf of the Company by the chief executive office and the chief financial officer of the Company to such effect.

          (b) Performance of Obligations of the Company. The Company shall have performed the obligations required to be performed by it under this Agreement at or prior to the Closing Date, except for such failures to perform as have not had or would not, individually or in the aggregate, have a Material Adverse Effect on the Company or materially adversely affect the ability of the Company to consummate the transactions contemplated hereby.

          (c) Release of Lien. The lien referred to in Schedule 3.20(b) of the Company Disclosure Schedule shall have been released.

          (d) Material Adverse Effect. There shall not have been a Material Adverse Effect on the Company.

          (e) Exchange of Common Shares. Stockholder shall have exchanged not less than 88% of the Common Shares it owns, either of record or beneficially, for redeemable preferred common stock of the Company in accordance with Section 7.3 of the Stockholders Agreement.

          (f) Option Exercises. Each of William C. Scott, John S. Farrand and Jeffery J. Marcketta shall have exercised, prior to January 1, 1998, a number of Company Stock Options reasonably determined by the Company (based upon the most recently available information and after taking into account the actions contemplated by Section 5.15 hereof) as the amount necessary such that, after giving effect to such exercise, no amount paid in respect of such Company Stock Options shall be subject to the excise tax imposed under section 4999 of the Code; it being understood that the foregoing shall not constitute a representation by the Company or any of Messrs. Scott, Farrand, or Marcketta that no such excise tax will in fact be imposed in respect of such payments. With respect to Individuals other than Messrs. Scott, Farrand, and Marcketta, the Company shall use reasonable efforts to cause such Individuals to exercise Company Stock Options as and to the extent described in the preceding sentence, it being understood that no such Individual shall be obligated to so exercise such Company Stock Options.

     SECTION 6.3 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the following conditions:

          (a) Accuracy of Representations and Warranties. The representations and warranties of Purchaser and Merger Sub contained herein (without giving effect to the materiality, Material Adverse Effect or knowledge qualifications contained therein) shall be true and correct when made and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty had by its terms been made as of a specific date, in which case such representation and warranty shall have been true and correct as of such specific date), except, in all instances, where the failure to be so true and correct shall not result, individually or in the aggregate, in a Material Adverse Effect on Purchaser and Merger Sub; and the Company shall have received a certificate signed on behalf of Purchaser by the chief executive officer and the chief financial officer of Purchaser to such effect.


          (b)  Performance of Obligations of Purchaser and Merger
     Sub. Purchaser and Merger Sub shall each have performed their respective obligations required to be performed by it under this Agreement at or prior to the Closing Date, except for such failures to perform as have not had or would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser and Merger Sub or materially adversely affect the ability of Purchaser and Merger Sub to consummate the transactions contemplated hereby.

                                  ARTICLE VII
                         TERMINATION; AMENDMENT; WAIVER

     SECTION 7.1 Termination. This Agreement may be terminated and the Merger and the Stock Purchase contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the
Company:

          (a) by the mutual written consent of Purchaser and the Company, by action of their respective Boards of Directors;

          (b) by Purchaser or the Company if the Merger and the Stock Purchase shall not have been consummated on or before the later (i) of April 30, 1998 and (ii) 45 days after the SEC has declared effective the Proxy Statement (but in no event later than June 30, 1998); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger or the Stock Purchase to be consummated by such time;

          (c) by Purchaser or the Company if any court of competent jurisdiction or other Governmental Entity has issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

          (d) by the Company, prior to the receipt of the Required Vote, in accordance with Section 5.9; provided, that the Purchaser receives at least the four business days' prior written notice specified in Section 5.9(b) and, during such four business day period, the Company shall, and shall cause its financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that the Purchaser may propose;

          (e) by Purchaser, if the Company Board shall have (i) failed to recommend Stockholder Approval, (ii) withdrawn or modified in a manner adverse to Purchaser or Merger Sub its approval or recommendation of this Agreement, the Merger or the Stock Purchase, (iii) shall have approved or recommended a Transaction Proposal, or (iv) shall have resolved to effect any of the foregoing; or

          (f) by Purchaser or the Company, if Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof.

     SECTION 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, except for the provisions of this Section
7.2 and Section 7.3, which shall survive any such termination. Nothing contained in this Section 7.2 shall relieve any party from liability for any breach of this Agreement.

     SECTION 7.3  Fees and Expenses.

     (a) The parties to this Agreement shall, except as otherwise specifically provided herein, bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, whether or not the Merger or the Stock Purchase is consummated, including, without limitation, all fees and expenses of their respective agents.

     (b) The prevailing party in any legal action undertaken to enforce this Agreement or any provision hereof shall be entitled to recover from the other party the costs and expenses (including attorneys' and expert witness fees) incurred in connection with such action.

     SECTION 7.4 Amendment. This Agreement may be amended by the Company, Purchaser and Merger Sub at any time before or after any approval of this Agreement by the stockholders of the Company but, after any such approval, no amendment shall be made which decreases the Merger Consideration or which adversely affects the rights of the Company's stockholders hereunder without the approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

     SECTION 7.5 Extension; Waiver. At any time prior to the Effective Time, Merger Sub, Purchaser and the Company may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties contained herein of the other or in any document, certificate or writing delivered pursuant hereto by the other or (iii) waive compliance by the other with any of the agreements or conditions. Any agreement on the part of either party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII
                                 MISCELLANEOUS

     SECTION 8.1 Non-Survival of Representations and Warranties. The representations and warranties made in this Agreement shall not survive beyond the Effective Time. Notwithstanding the foregoing, the agreements set forth in
Section 2.5, Section 5.6 and Section 5.7 shall survive the Effective Time indefinitely (except to the extent a shorter period of time is explicitly specified therein).


     SECTION 8.2  Entire Agreement; Assignment.

     (a) This Agreement (including the documents and the instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

     (b) Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party (except that Purchaser and Merger Sub may assign its rights, interest and obligations to any of its affiliates without the consent of the Company provided that no such assignment shall relieve Purchaser or Merger Sub of any liability for any breach by such assignee). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     SECTION 8.3 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect.

     SECTION 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by overnight courier or telecopier to the respective parties as follows:

          If to Purchaser or Merger Sub:

         PX Holding Corporation 625
         Madison Avenue New York,
         New York, 10021
         Attention: General Counsel
         Telecopier Number: (212) 572-5056
         with a copy to:

         Skadden, Arps, Slate, Meagher & Flom LLP 919 Third Avenue New York, New York 10022
         Attention: Alan C. Myers, Esq.
         Telecopier Number: (212) 735-2000

         If to the Company:

         Panavision Inc.
         6219 De Soto Avenue
         Woodland Hills, California 91367
         Attention: Jeffrey J. Marcketta
         Telecopier Number: (818) 316-1110

         and


         Panavision Inc.
         85 Third Avenue, Suite 3020
         New York, New York 10022
         Attention: William C. Scott
         Telecopier Number: (212) 688-4748
         with a copy to:

         Willkie Farr & Gallagher
         One Citicorp Center
         New York, New York 10022-4669
         Attention: Christopher E. Manno, Esq.
         Telecopier Number: (212) 821-8111

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above; provided, that notice of any change of address shall be effective only upon receipt thereof.

     SECTION 8.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     SECTION 8.6 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     SECTION 8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     SECTION 8.8  Parties in Interest.  Except with respect to Sections 2.4 and
5.7 (which are intended to be for the benefit of the persons identified therein, and may be enforced by such persons), this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     SECTION 8.9  Certain Definitions.  As used in this Agreement:

          (a) the term 'affiliate', as applied to any person, shall mean any other person directly or indirectly controlling, controlled by, or under common control with, that person. For the purposes of the definition, 'control' (including, with correlative meanings, the terms 'controlling,' 'controlled by' and 'under common control with'), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise;

          (b) the term 'Person' or 'person' shall include individuals, corporations, partnerships, trusts, other entities and groups (which term shall include a 'group' as such term is defined in Section 13(d)(3) of the Exchange Act); and

          (c) the term 'Subsidiary' or 'Subsidiaries', with respect to any person, means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, stock or other equity interests the holders of which are generally entitled to more than 50% of the vote for the election of the board of directors or other governing body of such corporation or other legal entity.

     SECTION 8.10 Specific Performance. Irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached; accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its respective officer hereunto duly authorized, all as of the day and year first above written.

                                          PANAVISION INC.

                                          By:            /s/ W.C. SCOTT
                                             -----------------------------------
                                             Name: W.C. Scott
                                             Title:  Chairman and CEO

                                          PX MERGER CORPORATION

                                          By:          /s/ HOWARD GITTIS
                                             -----------------------------------
                                             Name: Howard Gittis
                                             Title:  Vice Chairman

                                          PX HOLDING CORPORATION

                                          By:          /s/ HOWARD GITTIS
                                             -----------------------------------
                                             Name: Howard Gittis
                                             Title:  Vice Chairman

                                   GUARANTEE

     Mafco Holdings Inc. hereby unconditionally and irrevocably agrees to guarantee due and punctual performance of all obligations of PX Merger Corporation and PX Holding Corporation hereunder.

                                          MAFCO HOLDINGS INC.,
                                          a Delaware corporation

                                          By:          /s/ HOWARD GITTIS
                                             -----------------------------------
                                             Name: Howard Gittis
                                             Title:  Vice Chairman

                                   ANNEX II

             AMENDED AND RESTATED VOTING AND STOCKHOLDERS AGREEMENT

     Amended and Restated Voting and Stockholders Agreement, dated as of April 16, 1998 (this 'Agreement'), by and among Warburg, Pincus Capital Company, L.P., a Delaware limited partnership ('Warburg'), Panavision Inc., a Delaware corporation (the 'Company'), and Mafco Holdings Inc., a Delaware corporation ('Purchaser'). Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement (as defined below).

                                    RECITALS

     WHEREAS, the Company, Purchaser and Warburg, have previously entered into a Voting and Stockholders Agreement, dated as of December 18, 1997, as amended by the First Amendment dated as of March 16, 1998 (collectively, the 'First Stockholders Agreement') and now wish to restate the First Stockholders Agreement in its entirety; and

     WHEREAS, PX Holding Corporation, a Delaware corporation ('Holdings'), PX Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Holdings ('Merger Sub'), and the Company have previously entered into an Agreement of Recapitalization and Merger, dated as of December 18, 1997 (as such agreement may hereafter be amended from time to time, the 'Merger Agreement'), pursuant to which Merger Sub shall be merged with and into the Company (the 'Merger'); and

     WHEREAS, as an inducement and a condition to the Company and the Purchaser's subsidiaries entering into the Merger Agreement and incurring the obligations set forth therein, each of the Company, the Purchaser and Warburg required the other parties hereto to enter into the First Stockholders Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein and in the Merger Agreement, the parties hereto, intending to be legally bound hereby, agree to amend and restate the First Stockholders Agreement as follows:

     1. REPRESENTATIONS AND WARRANTIES OF WARBURG. Warburg hereby represents and warrants as follows:

          1.1 Ownership of Shares. Warburg is the beneficial owner, and has sole power to vote and dispose, of 12,717,000 shares of Common Stock, par value $.01 per share ('Company Common Stock'), of the Company (such shares shall constitute the 'Shares'). On the date hereof, the Shares constitute all of the outstanding shares of Company Common Stock owned of record or beneficially by Warburg.


          1.2 Authorization; Validity of Agreement; Necessary Action. Warburg has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Warburg of this Agreement and the consummation by Warburg of the transactions contemplated hereby have been duly and validly authorized. This Agreement has been duly executed and delivered by Warburg, and constitutes a valid and binding obligation of Warburg, enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          1.3 No Violations. (a) Except for filings, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the 'HSR Act') and the Securities Exchange Act of 1934, as amended (the 'Exchange Act') (A) no filing with, and no permit, authoriza tion, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by Warburg and the consummation by Warburg of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by Warburg nor the consummation by Warburg of the transactions contemplated hereby nor compliance by Warburg with any of the provisions hereof shall (x) conflict with or result in any breach of any applicable partnership agreement or other agreements or organizational documents applicable to Warburg, (y) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Warburg is a party or by which Warburg or any of its properties or assets may be bound or (z) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Warburg or any of its properties or assets.

          (b) The Shares and the certificates representing such Shares are held by Warburg, or by a nominee or custodian for the benefit of Warburg, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder. Warburg currently has, and upon the exercise of the options set forth in Sections 3 and 4 hereof shall sell, assign, transfer and deliver to the Purchaser at the Closing, and the Purchaser shall receive at the Closing, good, valid and marketable title to the Company Common Stock.

     2. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser hereby represents and warrants to Warburg and the Company as follows:


          2.1 Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

          2.2 Authorization; Validity of Agreement; Necessary Action. The Purchaser has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby have been duly and validly authorized. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          2.3 No Violations. Except for filings, authorizations, consents and approvals as may be required under, and other applicable requirements of, the HSR Act and the Exchange Act (A) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by the Purchaser and the consummation by it of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by it nor the consummation by it of the transactions contemplated hereby nor compliance by it with any of the provisions hereof shall (x) conflict with or result in any breach of any organizational documents of the Purchaser, (y) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Purchaser is a party or by which the Purchaser or any of its properties or assets may be bound or (z) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to the Purchaser or any of its properties or assets.

     3. OPTION GRANTED TO THE PURCHASER. (a) Warburg hereby grants to the Purchaser an irrevocable option to purchase, in whole and not in part, the Shares held by Warburg during the Option Period (as defined below), on the terms and subject to the conditions set forth herein (the 'Purchaser Option').

     (b) The Purchaser Option may be exercised by the Purchaser during the period commencing at 9:00 a.m., New York time on the day following the first anniversary of the Effective Time of the Merger and ending at 5:00 p.m., New York time on the second anniversary of the Effective Time of the Merger (the 'Option Period').

     (c) If the Purchaser wishes to exercise the Purchaser Option, the Purchaser shall send a written notice to Warburg of its irrevocable election to exercise the Purchaser option, specifying the place, and, if then known, the time and the date (the 'Purchaser Option Closing Date') of the closing (the 'Purchaser Option Closing') of the purchase. The Purchaser Option Closing Date shall occur on the fifth business day (or such longer period as may be required by applicable law or regulation) after the later of (i) the date on which such notice is delivered and (ii) the satisfaction of the conditions set forth in Section 3(f) hereof.

     (d) At the Purchaser Option Closing, Warburg shall deliver to the Purchaser (or its designee) all of the Shares by delivery of a certificate or cer tificates evidencing such Shares, duly endorsed to the Purchaser or accompanied by stock powers duly executed in favor of the Purchaser, with all neces sary stock transfer stamps affixed.

     (e) At the Purchaser Option Closing, the Purchaser shall pay to Warburg, by wire transfer in immediately available funds to the account of Warburg specified in writing no less than one day prior to the Purchaser Option Closing, an amount equal to the product of $30.00 and the number of Shares (such number being subject to adjustment for stock splits, recapitalizations and other similar events, as set forth in Section 13.11 hereof) purchased pursuant to the exercise of the Purchaser Option (the 'Purchaser Option Purchase Price').

     (f) The Purchaser Option Closing shall be subject to the satisfaction of each of the following conditions:

          (i) no court, arbitrator or governmental body, agency or official shall have issued any order, decree or ruling (which has not been stayed or suspended pending appeal) and there shall not be any effective statute, rule or regulation, restraining, enjoining or prohibiting the consummation of the purchase and sale of the Shares pursuant to the exercise of the Purchaser Option;

          (ii) any waiting period applicable to the consummation of the purchase and sale of the Shares pursuant to the exercise of the Purchaser Option under the HSR Act shall have expired or been terminated; and

          (iii) all actions by or in respect of, and any filing with, any governmental body, agency, official, or authority required to permit the consummation of the purchase and sale of the Shares pursuant to the exercise of the Purchaser Option shall have been obtained or made and shall be in full force and effect.

     4. OPTION GRANTED TO WARBURG. (a) The Purchaser hereby grants to Warburg an irrevocable option to sell to the Purchaser, in whole and not in part, the Shares held by Warburg, on the terms and subject to the conditions set forth herein (the 'Warburg Option').

     (b) The Warburg Option may be exercised by Warburg during the Option
Period.


     (c) If Warburg wishes to exercise the Warburg Option, Warburg shall send a written notice to the Purchaser of its irrevocable election to exercise the Warburg Option, specifying the place, and, if then known, the time and the date (the 'Warburg Option Closing Date') of the closing (the 'Warburg Option Closing') of the purchase. The Warburg Option Closing Date shall occur on the fifth business day (or such longer period as may be required by applicable law or regulation) after the later of (i) the date on which such notice is delivered and

          (ii) the satisfaction of the conditions set forth in Section 4(f) hereof.

     (d) At the Warburg Option Closing, Warburg shall deliver to the Purchaser (or its designee) all of the Shares by delivery of a certificate or certificates evidencing such Shares, duly endorsed to the Purchaser or accompanied by stock powers duly executed in favor of the Purchaser, with all necessary stock transfer stamps affixed.

     (e) At the Warburg option Closing, the Purchaser shall pay to Warburg, by wire transfer in immediately available funds to the account of Warburg specified in writing no less than one day prior to the Warburg Option Closing, an amount equal to the product of $25.00 and the number of Shares (such number being subject to adjustment for stock splits, recapitalizations and other similar events, as set forth in Section 13.11 hereof) purchased pursuant to the exercise of the Warburg Option (the 'Warburg Option Purchase Price').

     (f) The Warburg option Closing shall be sub ject to the satisfaction of each of the following conditions:

          (i) no court, arbitrator or governmental body, agency or official shall have issued any order, decree or ruling (which has not been stayed or suspended pending appeal) and there shall not be any effective statute, rule or regulation, restraining, enjoining or prohibiting the consummation of the purchase and sale of the Shares pursuant to the exercise of the Warburg Option;

          (ii) any waiting period applicable to the consummation of the purchase and sale of the Shares pursuant to the exercise of the Warburg Option under the HSR Act shall have expired or been terminated; and

          (iii) all actions by or in respect of, and any filing with, any governmental body, agency, official, or authority required to permit the consummation of the purchase and sale of the Shares pursuant to the exercise of the Warburg Option shall have been obtained or made and shall be in full force and effect.

     5. THIRD PARTY BUSINESS COMBINATION; REMEDY. (a) If (i) the Merger Agreement is terminated in accordance with Section 7.1(d), (e) or (f) of the Merger Agreement, or (ii) the Merger Agreement shall have been amended to increase the amount of the Merger Consideration in effect on the date hereof, and, upon or following any such termination or any such amended Merger Agreement, Warburg receives any cash or non-cash consideration (the 'Alternative Consideration') in respect of all or any portion of the Shares in connection with (A) a Transaction Proposal for which definitive documentation has been executed by all the parties to such transaction (the 'Alternative Transaction') during the period commencing on the date hereof and ending nine months from the date the Merger Agreement is terminated, or (B) an amended Merger Agreement, Warburg shall promptly upon receipt of the Alternative Consideration pay to the Purchaser or its designee on demand in cash, by wire transfer of same day funds to an account designated by the Purchaser:

          (x) in the case of termination of the Merger Agreement in accordance with the above-referenced sections of the Merger Agreement, if the Alternative Consideration is greater than $26.50, but not greater than $30 per Share, the excess of (x) such Alternative Consideration over $26.50 multiplied by (y) the number of shares with respect to which Warburg received such Alternative Consideration; provided that (i) if the Alternative Consideration received by Warburg shall be securities listed on a national securities exchange or traded on the Nasdaq National Market ('Nasdaq'), the per share value of such consideration shall be equal to the average closing price per share listed on such national securities exchange or Nasdaq on the five trading days prior to the date such transaction is consum mated and (ii) if the consideration received by Warburg shall be in a form other than such listed securities, the per share value shall be determined in good faith as of the date such transaction is consummated by the Purchaser or its designee and Warburg, or, if the Purchaser or its designee and Warburg cannot reach agreement, by a nationally recognized investment banking firm reasonably ac ceptable to the parties; and

          (y) in the case of termination of the Merger Agreement in accordance with the above-referenced sections of the Merger Agreement, if the Alternative Consideration is greater than $30 per Share, the sum of (I) for the portion of such consideration not greater than $30 per Share, the amounts payable pursuant to subparagraph (a) hereof and (II) for the portion of such consideration exceeding $30 per Share, one half of such Alternative Consideration; provided that (i) if the Alternative Consideration received by Warburg shall be securities listed on a national securities exchange or traded on the Nasdaq, the per share value of such consideration shall be equal to the average closing price per share listed on such national securities exchange or Nasdaq on the five trading days prior to the date such transaction is consummated and (ii) if the consideration received by Warburg shall be in a form other than such listed securities, the per share value shall be determined in good faith as of the date such transaction is consummated by the Purchaser or its designee and Warburg, or, if the Purchaser or its designee and Warburg cannot reach agreement, by a nationally recognized investment banking firm reasonably acceptable to the parties;

          (z) in the case of an amended Merger Agreement, an amount equal to any and all Alternative Consideration above $26.50 per Share.

     (b) In connection with an Alternative Transaction, the Alternative Consideration per Share to be received by the stockholders of the Company other than Warburg shall not exceed by more than $.50 per share the Alternative

Consideration to be received by Warburg. Warburg shall not enter into any agreement, arrangement or understanding with any Person the effect of which would be inconsistent or violative of the provisions and agreement contained in this Section 5(b).

6. AGREEMENT TO VOTE; PROXY.

     (a) Voting. Warburg hereby agrees that, until the Termination Date (as defined in Section 11), at any meeting of the stockholders of the Company or in connection with any written consent of the stockholders of the Company, Warburg shall vote (or cause to be voted) the Shares held of record or beneficially by Warburg (i) in favor of the Merger, and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance hereof and thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and
(iii) except as specifically requested in writing by the Purchaser in advance, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (2) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (3) any material change in the present capitalization of the company including any proposal to sell any equity interest in the Company or any of its subsidiaries or any amendment of the Articles of Incorporation of the Company; or (4) any material change in the Company's corporate structure or business; or (d) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or this Agreement. Warburg shall not enter into any agreement, arrangement or understanding with any Person the effect of which would be inconsistent or violative of the provisions and agreement contained in this
Section 6(a).

     (b) Proxy. WARBURG HEREBY GRANTS TO, AND APPOINTS, BARRY F. SCHWARTZ AND JORAM C. SALIG IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF THE PURCHASER, AND ANY INDIVIDUAL WHO SHALL HEREAFTER SUCCEED TO ANY SUCH OFFICE OF THE PURCHASER, AND ANY OTHER DESIGNEE OF THE PURCHASER, EACH OF THEM INDIVIDUALLY, WARBURG'S IRREVOCABLE (UNTIL THE TERMINATION DATE) PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES AS INDICATED IN SECTION 6(a) ABOVE. WARBURG INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION DATE) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION AND EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY WARBURG WITH RESPECT TO WARBURG'S SHARES.

     7. CERTAIN COVENANTS OF WARBURG. Except in accordance with the terms of this Agreement, Warburg hereby covenants and agrees as follows:

          7.1 No Solicitation. Prior to the Termination Date, Warburg shall not, directly or indirectly (including through advisors, agents or other intermediaries), solicit (including by way of furnishing information) or respond to any inquiries or the making of any proposal by any person or entity with respect to the Company that constitutes or could reasonably be expected to lead to an Alternative Transaction; and shall use its reasonable best efforts to cause any such party in possession of confidential information about the Company that was furnished by or on behalf of Warburg to return or destroy all such information in the possession of any such party (other than the Purchaser) or in the possession of any Representative of any such party, provided, however, that the foregoing shall not restrict Warburg or any of its representatives on the Board of Directors of the Company from taking actions to the same extent and in the same circumstances permitted for the Board and the Company by Section 5.9 of the Merger Agreement.

          7.2 Restriction on Transfer, Proxies and Noninterference; Restriction on Withdrawal. Prior to the Termination Date, Warburg shall not, directly or indirectly (i) except pursuant to the terms of the Merger Agreement and to the Purchaser pursuant to this Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dis pose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of the Shares or any interest therein, including any trust income or principal, except in each case to a transferee who is or agrees to become bound by this Agreement, (ii) except as contemplated hereby, grant any proxies or powers of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or (iii) take any action that would make any representation or warranty of Warburg contained herein untrue or incorrect or would result in a breach by Warburg of its obligations under this Agreement or a breach by the Company of its obligations under the Merger Agreement.

          7.3 Redeemable Preferred Stock. Immediately prior to the consummation of the Merger, Warburg shall exchange 88% of the Company Common Stock it beneficially owns for redeemable preferred stock of the Company (the 'Redeemable Preferred Stock'), on the basis of 100 shares of Company Common Stock for each share of Redeemable Preferred Stock, redeemable at the option of the holder at $2,650 per share of Redeemable Preferred Stock, and shall surrender such Redeemable Preferred Stock for redemption immediately upon the consummation of the Merger; provided, however, that in the event the number of Cash Election Shares is less than the Cash Election Number (as each such term is defined in the Merger Agreement), immediately prior to the consummation of the Merger, Warburg shall also exchange for Redeemable Preferred Stock upon the same terms and conditions a number of shares of additional Company Common Stock (to the extent of Company Common Stock beneficially owned by it) equal to such deficiency; provided, further, that the number of Shares to be exchanged for Redeemable Preferred Stock, pursuant to the foregoing provisions of this Section 7.3, shall be reduced by the number, if any, of Purchaser Stock Purchase Shares (as defined below), rounded down to the nearest 100 Shares. Warburg shall elect to retain, in accordance with the terms of the Merger Agreement, the Company Common Stock not (i) exchanged for Redeemable Preferred Stock pursuant to this Section 7.3 or (ii) sold pursuant to Section 7.5.

          7.4 Proprietary Information. Except as required by law or as contemplated by this Agreement, Warburg shall not, directly or indirectly, make use of or divulge or otherwise disclose to any Person other than the Purchaser, any trade secret, confidential information or other proprietary information or data (including any financial data, mailing lists, customer lists or employee data or records) concerning the business or policies of the Company or its subsidiaries that Warburg may have learned, directly or indirectly, as a stockholder, employee, officer or director of the Company or any of its subsidiaries.

          7.5  Purchaser Stock Purchase

          (a) Immediately prior to the consummation of the Merger, Warburg shall sell, transfer, assign and deliver the Purchaser Stock Purchase Shares, if any, to Purchaser or its designee, and Purchaser or its designee shall purchase the Purchaser Stock Purchase Shares, if any, from Warburg for $26.50 per Share, payable by wire transfer of same day funds; provided, that all conditions to the Merger contained in the Merger Agreement have been either satisfied or waived.

          (b) In the event that the Designated Number of Common Shares multiplied by the Designated Per Share Purchase Price (as each such term is defined in the Merger Agreement) shall equal less than $154,000,000, a number of Shares calculated by dividing such deficiency by $26.50 (rounded up to the nearest whole number) shall constitute the 'Purchaser Stock Purchase Shares'.

     8. CERTAIN COVENANTS OF THE PURCHASER AND THE COMPANY. Except in accordance with the terms of this Agreement, the Purchaser and the Company hereby severally and not jointly covenant and agree as follows:

          8.1 Tag-Along Rights. If, at any time on or prior to December 31, 1999, the Purchaser intends to sell ('Sale'), in a single transaction or a series of related transactions, more than 25% of shares of Company Common Stock it beneficially owns other than (i) to any of its Affiliates who agree to be bound by this Merger Agreement, (ii) pursuant to a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the 'Securities Act') or (iii) pursuant to a merger or similar acquisition transaction, in which all the Company Common Stock is acquired, the Purchaser shall notify all other stockholders of the Company (the 'Public Stockholders'), in writing, of such proposed Sale and its terms and conditions. Within twenty (20) business days of the date of such notice, each Public Stockholder shall notify the Purchaser if it elects to participate in such Sale. Any Public Stockholder that fails to notify the Purchaser within such twenty (20) business day period will be deemed to have waived its rights hereunder. Each Public Stockholder that so notifies the Purchaser shall have the right to sell, at the same price and on the same terms and conditions as the Purchaser, an amount of shares of Company Common Stock equal to the number of shares of Company Common Stock the third party actually proposes to purchase multiplied by a fraction, the numerator of which shall be the number of shares of Company Common Stock issued and owned by such Public Stockholder and the denominator of which shall be the aggregate number of shares of Company Common Stock issued and owned by the Purchaser and each

     Public Stockholder exercising its rights under this Section 8.1. Notwithstanding anything contained in this Section 8.1, in the event that all or a portion of the purchase price consists of securities and the sale of such securities to the Public Stockholders would require either a registration under the Securities Act, or the preparation of a disclosure document pursuant to Regulation D under the Securities Act (or any successor regulation) or a similar provision of any state securities law, then, at the option of the Purchaser, any one or more of the Public Stockholders may receive, in lieu of such securities, the fair market value of such securities in cash, as determined in good faith by unanimous vote of the Board of Directors of the Company.

          8.2 Independent Directors. From and after the Effective Time of the Merger until the date on which the Company shall no longer have any Public Stockholders, the Purchaser and the Company shall take all action within their respective power to include on the Board of Directors of the Company two directors, each of whom is (i) considered to be an independent director pursuant to the rules contained in the NYSE Listed Company Manual and (ii) is not an officer or employee of any company affiliated with the Purchaser.

     9. FURTHER ASSURANCES. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

     10. STOP TRANSFER. Warburg agrees with, and covenants to, the Purchaser that Warburg shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of Warburg's Shares, unless such transfer is made in compliance with this Agreement.

     11. TERMINATION. The obligations under Sections 6 and 7 hereof shall terminate upon the first to occur of (i) the Effective Time of the Merger and
(ii) the date the Merger Agreement is terminated in accordance with its terms (the 'Termination Date'). Except as set forth in this Section 11, all other agreements and obligations of the parties hereto shall survive the Effective Time of the Merger and/or the Termination Date, as applicable, and in the case of Section 5 hereof, to the extent set forth in such section.


     12. RESTRICTIONS ON TRANSFER.

          12.1 Transfer of Shares. (a) During the period of time between (i) the Effective Time of the Merger Agreement and (ii) the expiration of the Option Period, Warburg shall not offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, place in trust (voting or otherwise), enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of Warburg's Shares, except for transfers made both in compliance with all federal and state securities laws and pursuant to the terms hereof.

          12.2 Permitted Transfers. Notwithstanding any provision in this Section to the contrary, the Shares may be transferred (a) to an Affiliate of Warburg who agrees to be bound by this Agreement or (b) to any partner of (i) Warburg or (ii) an Affiliate of Warburg, who, in each case, agrees to be bound by this Agreement.

     13. MISCELLANEOUS.

          13.1 Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise without the prior written consent of the other party.

          13.2 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

          13.3 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:


If to the Company:     Panavision Inc.
                       885 Third Avenue
                       Suite 3020
                       New York, New York 10022
                       Attn: William C. Scott

                       Telecopier: (212) 688-6373


If to Warburg:         Warburg, Pincus Capital Company, L.P.
                       c/o E.M. Warburg, Pincus & Co., LLC
                       466 Lexington Avenue
                       New York, New York 10019
                       Attn: Sidney Lapidus
                       Telecopier: (212) 878-6162


copy to:               Willkie Farr & Gallagher
                       One Citicorp Center
                       153 East 53rd Street
                       New York, New York 10022-4669
                       Attention: Christopher E.
                       Manno, Esq.
                       Telecopier Number: (212) 821-8111


If to the Purchaser:   Mafco Holdings Inc.
                       625 Madison Avenue
                       New York, New York 10021
                       Attention:
                       Telecopier Number: (212) 867-5428


copy to:               Skadden, Arps, Slate, Meagher & Flom LLP
                       919 Third Avenue
                       New York, New York 10022
                       Attention: Alan C. Myers, Esq.
                       Telecopier Number: (212) 735-2000


or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

          13.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          13.5 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

          13.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same Agreement.

          13.7  Descriptive Headings.  The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          13.8 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

          13.9 Definitions; Construction.  For purposes of this Agreement:

          (a) 'beneficially own' or 'beneficial ownership' with respect to any securities shall mean having 'beneficial ownership' of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially owned by a Person shall include securities Beneficially owned by all other Persons with whom such Person would constitute a 'group' as described in Section 13(d)(3) of the Exchange Act.

          (b) 'Person' shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

          (c) In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term 'Shares' shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

          13.10 Stockholder Capacity. Notwithstanding anything herein to the contrary, nothing set forth herein shall in any way restrict any director in the exercise of his or her fiduciary duties as a director of the Company.

          13.11 Adjustment Upon Changes in Capitalization. In the event of any change in the Common Stock by reason of any stock dividend, extraordinary dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the number of Shares subject to Sections 3 and 4 hereof, and the purchase prices therefor, shall be appropriately adjusted.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.



                                          PANAVISION INC.

                                          By:         /s/ WILLIAM C. SCOTT
                                             -----------------------------------
                                             Name: W.C. Scott
                                             Title: Chairman of the Board
                                                    and Chief Executive
                                                    Officer

                                          MAFCO HOLDINGS INC.

                                          By:          /s/ HOWARD GITTIS
                                             -----------------------------------
                                             Name: Howard Gittis
                                             Title: Vice Chairman

                                          WARBURG, PINCUS CAPITAL COMPANY, L.P.

                                          By:   WARBURG, PINCUS & CO., ITS
                                                 GENERAL PARTNER

                                          By:          /s/ SIDNEY LAPIDUS
                                             -----------------------------------
                                             Name:  Sidney Lapidus
                                             Title: Partner

                                   ANNEX III

PERSONAL AND CONFIDENTIAL

December 18, 1997

Board of Directors
Panavision Inc.
885 3rd Avenue, Suite 3020
New York, NY 10022

Ladies and Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $.0l per share (the 'Shares'), of Panavision Inc. (the 'Company') other than Warburg, Pincus Capital Company, L.P. ('Warburg') and Mafco Holdings Inc. ('Mafco') (such holders, excluding Warburg and Mafco, the 'Holders') of the aggregate consideration to be received by the Holders pursuant to the Agreement of Recapitalization and Merger, dated as of December 18, 1997 (the 'Agreement'), among PX Holding Corporation ('Purchaser'), a newly formed corporation organized at the direction of Mafco, PX Merger Corporation ('Newco'), a wholly owned subsidiary of Purchaser, and the Company. The obligations of Newco and the Purchaser under the Agreement are guaranteed by Mafco. The Agreement provides for the merger (the 'Merger') of Newco with and into the Company pursuant to which each Holder of a Share shall be entitled either (i) to retain such Share or (ii) to receive $27.00 in cash for such Share, subject to certain election and proration procedures set forth in the Agreement, as to which we express no view. For purposes of this opinion we have assumed that the Holders will receive cash for approximately 88% of their Shares and retain the balance of such Shares (the 'Aggregate Consideration').

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as managing underwriter of an initial public offering of the Shares in November 1996, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We have also provided investment banking services from time to time to Mafco and its affiliates and may continue to do so in the future.

     In connection with this opinion, we have reviewed, among other things, the Agreement; the Voting and Stockholders Agreement, dated December 18, 1997 (the 'Stockholders Agreement') entered into by the Company, Mafco and Warburg (the largest stockholder of the Company); the Annual Report to Stockholders for the year ended December 31, 1996 and the Annual Report on Form 10-K of the Company

for the three years ended December 31, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management without, and after, giving effect to the Merger. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, reviewed the financial terms of certain recent relevant business combinations and performed such other studies and analyses as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the financial forecasts provided to us and discussed with us with respect to the Company after giving effect to the Merger, including, without limitation, the Company's capital structure following the Merger, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and that such forecasts will be realized in the amounts and at the times contemplated thereby. We have also assumed with your consent that the Merger will be treated as a recapitalization in accordance with generally accepted accounting principles. We have not made an independent evaluation or appraisal with respect to the assets and liabilities of the Company or concerning the solvency or fair value of the Company for any state law or federal bankruptcy law purposes, and we have not been furnished with any such evaluation or appraisal. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. We are not expressing any opinion herein on the prices at which the Shares are likely to trade following the consummation of the Merger, which may vary depending upon, among other factors, changes in business, market or general economic conditions, liquidity and other factors that generally influence the price of securities. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any Holder should vote with respect to such transaction or what election any Holder should make in connection with the Merger.

     The Stockholders Agreement contains, among other things, certain agreements of Mafco and Warburg with respect to (a) put and call options that could result in purchases and sales of Shares between those parties following the Merger, (b) the allocation between those parties of any consideration received by Warburg in alternative transactions and (c) participation by other shareholders in future dispositions of Shares by Mafco. The Stockholders Agreement also contains agreements by Warburg to vote its Shares in favor of the Merger and not to dispose of any Shares during the two years after the effective time of the Merger, subject to certain exceptions contained therein.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Aggregate Consideration to be received by the Holders pursuant to the Agreement is fair from a financial point of view to such Holders.

Very truly yours,



GOLDMAN, SACHS & CO.